UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 6)

OSI Pharmaceuticals, Inc.
(Name of Subject Company)

OSI Pharmaceuticals, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

671040103
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
420 Saw Mill River Road
Ardsley, New York 10502
(914) 231-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Roger S. Aaron, Esq.
Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on March 15, 2010, as previously amended (as so amended, the “Schedule 14D-9”). Except as set forth in this Amendment No. 6, the information set forth in the Schedule 14D-9 remains unchanged.

Purpose of Amendment

This Amendment No. 6 is being filed by the Company in connection with the revised offer made by Purchaser pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of May 16, 2010, among the Company, Astellas, Parent and Purchaser (the “Merger Agreement”). The purpose of this Amendment No. 6 is to amend and supplement Items 2, 3, 4, 5, 6, 7 and 8 in the Statement and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 2.	Identity and Background of Filing Person

1. Item 2 of the Schedule 14D-9 is hereby amended by adding the following immediately prior to the last paragraph of the subsection entitled “(b) Tender Offer”:

On May 16, 2010, the Company, Astellas, Parent and Purchaser entered into the Merger Agreement pursuant to which Parent and Purchaser agreed, among other things, to amend the Offer to reflect the terms and conditions of the Merger Agreement. On May 19, 2010, Astellas, Parent and Purchaser filed an amendment to their Schedule TO reflecting the terms of the Merger Agreement and filed an amendment and supplement to the offer to purchase reflecting the revised offer as exhibit (a)(1)(H) to Amendment No. 12 to their Schedule TO (as amended, the “Revised Offer to Purchase”). Pursuant to the Revised Offer to Purchase, the Purchaser has offered to purchase all of the issued and outstanding Shares, at a price of $57.50 net per Share in cash, without interest (the “Revised Offer Price”), upon the terms and subject to the conditions set forth in the Revised Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Revised Offer”).

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the Revised Offer and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by stockholders of the Company, if and to the extent required by the DGCL, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”) and each then outstanding Share (other than Shares held by the Company, Astellas, Parent, Purchaser or stockholders who properly perfect appraisal rights under the DGCL) will be converted into the right to receive, in cash, an amount equal to the Revised Offer Price. The terms of the Merger Agreement are described in greater detail in Item 3 below and in Section 8 — “The Merger Agreement” of the Revised Offer to Purchase, which is being mailed to Company stockholders with this Amendment No. 6.

The initial expiration date for the Revised Offer is midnight, New York City time, on June 2, 2010, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement. Also, Purchaser may elect to provide for one or more subsequent offering periods after the time that Purchaser initially accepts for payment Shares validly tendered and not withdrawn pursuant to the Revised Offer (the “Acceptance Time”). During any subsequent offering period, if Purchaser elects to provide one, Shares not tendered and purchased prior to the Acceptance Time may be tendered to Purchaser for the Revised Offer Price.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

1. Item 3 of the Schedule 14D-9 is hereby amended by replacing the first paragraph of the Section with the following:

Except as described in this Statement or in Annex C to this Statement, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) Astellas, Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

2. Item 3 of the Schedule 14D-9 is further amended by replacing the third paragraph of the Section with the following:

The information contained in Item 4 below is incorporated by reference into this Item 3. In addition, Annex C to this Statement includes the following sections: “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation — Compensation Discussion and Analysis” and “Executive Compensation Tables”, which are incorporated herein by reference.

3. Item 3 of the Schedule 14D-9 is further amended by replacing the subsection entitled “Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger” with the following:

Cash Consideration Payable to Directors and Executive Officers Pursuant to the Revised Offer and Merger

As a group, the directors and executive officers of the Company held an aggregate of 334,287 Shares as of May 14, 2010. In the event that the directors and executive officers were to tender the Shares they own for purchase pursuant to the Revised Offer, or if the Merger is consummated, the directors and executive officers would receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company. If the directors and executive officers were to tender all of the 334,287 Shares owned by them for purchase pursuant to the Revised Offer and those Shares were purchased by Purchaser for $57.50 per Share, the directors and executive officers would receive an aggregate of approximately $19.2 million in cash. The foregoing amount does not include the payment for Shares subject to restricted stock, restricted stock units, deferred stock units and options to purchase Shares, which are addressed in the following paragraph and in the section entitled “Summary of Potential Change of Control Benefits.” As discussed below under “Item 4 — The Solicitation or Recommendation,” to the knowledge of the Company, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each of the Company’s directors or executive officers currently intends to tender all of their Shares pursuant to the Revised Offer.

The Company’s directors and executive officers have outstanding equity awards under three of the Company’s Equity Incentive Plans (collectively, the “Company Equity Incentive Plans”): the 1999 Incentive and Non-Qualified Stock Option Plan, the Amended and Restated Stock Incentive Plan and the Non-Qualified Stock Option Plan for Former Employees of Gilead Sciences, Inc. As of May 14, 2010, the directors and executive officers of the Company beneficially held vested and exercisable options to purchase 1,279,042 Shares, with exercise prices ranging from $15.02 to $82.88 and an aggregate weighted average exercise price of $41.92 per Share for the options that were vested and exercisable as of that date. As of May 14, 2010, the executive officers of the Company as a group also held an aggregate of 1,009,032 unvested stock options and 208,341 unvested shares of restricted stock and restricted stock units. Pursuant to the terms of the Merger Agreement, after the Acceptance Time, each outstanding option to purchase Shares under any employee stock option or compensation plan or arrangement of the Company or otherwise (other than the OSI Pharmaceuticals (UK) Limited Savings-Related Share Option Scheme (the “UK ESPP”) and the Company’s 1995 Employee Stock Purchase Plans (the “US ESPP,” and together with the UK ESPP, the “ESPPs”)) (the Company Equity Incentive Plans and such other employee stock option or compensation plans or arrangements of the Company or otherwise collectively referred to herein as the “Company Equity Compensation Plans”) will by virtue of the occurrence of the Acceptance Time be cancelled and the holder thereof will receive a cash payment with respect thereto equal to the product obtained by multiplying (i) the excess, if any, of the Revised Offer Price over the exercise price per Share of such option by (ii) the number of Shares issuable upon exercise of such option. Pursuant to the Merger Agreement, each restricted stock award entitling the recipient to receive, upon vesting, Shares granted under a Company Equity Compensation Plan that is outstanding immediately prior to the Acceptance Time will become fully vested on an accelerated basis immediately prior to the Acceptance Time. In addition, the Merger Agreement provides that each restricted stock unit award and deferred stock unit award entitling the recipient to receive, upon vesting, Shares granted under a Company Equity Compensation Plan, that is outstanding immediately prior to the Acceptance Time shall, by virtue of the Acceptance Time be cancelled, as of the Acceptance Time, in exchange for the right to receive a lump sum cash payment, without interest, equal to the product obtained by multiplying (i) the Revised Offer Price by (ii) the number of Shares underlying such award. In accordance with the foregoing, assuming the Acceptance Time occurred as of May 14, 2010, the directors and executive officers of the Company would receive an aggregate amount of approximately $63.0 million in respect of all such awards.

The foregoing summary is qualified in its entirety by reference to the Company Equity Incentive Plans, copies of each of which are filed as Exhibits (e)(4) and (e)(5) and (e)(35) to this Statement and incorporated herein by reference.

4. Item 3 of the Schedule 14D-9 is further amended by replacing the second paragraph of the subsection entitled “Potential Severance and Change of Control Benefits of Executive Officers — Linda E. Amper, Ph.D. and Barbara A. Wood, Esq.” with the following:

The aggregate value of the cash severance payments, prorated bonus and medical benefits which would be received by the executive officers referred to in this Statement, if the employment of each of them was terminated on May 14, 2010 in connection with the transactions contemplated by the Merger Agreement would be approximately $13.8 million.

5. Item 3 of the Schedule 14D-9 is further amended by deleting the subsection entitled “Vesting of Equity upon a Change of Control.”

6. Item 3 of the Schedule 14D-9 is further amended by adding the following subsection immediately after the subsection entitled “Benefits Related to Ardsley Site Relocation” with the following:

Target Bonus Payments

Pursuant to the terms of the Merger Agreement, all employees of the Company, including the executive officers of the Company, who are employed by the Company or a subsidiary of the Company at the Acceptance Time, are entitled to receive, as soon as practicable following the Acceptance Time, a bonus payment equal to such employee’s target bonus under the Company’s bonus plan in which such employee participates, pro-rated for the portion of the annual performance period occurring prior to the Acceptance Time. Assuming the Acceptance Time occurred as of May 14, 2010, the executive officers of the Company would receive an aggregate amount of approximately $834,000 in pro-rated bonus payments.

7. Item 3 of the Schedule 14D-9 is further amended by entirely replacing the subsection entitled “Summary of Potential Change of Control Benefits” with the following:

The following table summarizes, as of May 14, 2010 (unless specified otherwise below), the aforementioned potential severance and other benefits which may be payable pursuant to the Merger Agreement or otherwise in connection with a change of control of the Company as defined under, and in accordance with, the respective employment agreements or other arrangements described above (excluding the amount of any applicable withholding taxes), assuming, (i) in the case of cash severance payments and medical continuation amounts, termination of the executive on May 14, 2010, (ii) in the case of the pro-rated bonus payments and accelerated equity awards, that the Acceptance Time occurred as of May 14, 2010 and (iii) the Revised Offer Price of $57.50:

					Value of
	Cash				Accelerated
	Severance		Pro-Rated	Medical	Equity
Name	Payment		Bonus	Continuation	Awards	Total
Colin Goddard, Ph.D. Chief Executive Officer(a)	$6,115,751	(c)	$256,986	$59,436	$11,172,766	$17,604,939

Pierre Legault Executive Vice President, Chief Financial Officer and Treasurer(b)	$3,384,431	(d)	$95,911	$31,488	$4,117,113	$7,628,943

Robert L. Simon Executive Vice President, Pharmaceutical and Technical Operations	$438,980	(e)	$77,647	$19,812	$3,462,996	$3,999,435

Gabriel Leung Executive Vice President and President, Pharmaceutical Business	$482,044	(e)	$85,173	$19,812	$3,004,331	$3,591,360

Anker Lundemose, M.D., Ph.D., D.Sc.(f) Executive Vice President, Corporate Development and Strategic Planning	$383,651	(e)	$68,428	—	$3,063,104	$3,515,183

Barbara Wood, Esq. Senior Vice President, General Counsel and Secretary	$399,500	(e)	$56,170	$15,744	$2,301,626	$2,773,040

Linda E. Amper, Ph.D. Senior Vice President, Human Resources	$337,638	(e)	$47,726	$5,820	$2,284,876	$2,676,060

Jonathan Rachman, MBChB, DPhil, MRCP Senior Vice President, R&D Diabetes and Obesity, UK(f)	$318,383	(g)	$45,429	$37,123	$1,841,937	$2,242,872

David M. Epstein, Ph.D. Senior Vice President, Chief Scientific Officer, Oncology	$515,783	(h)	$49,397	$29,718	$1,465,642	$2,060,540

Angela Davies, M.D., FRCPC Senior Vice President and Chief Medical Officer, Oncology	$350,243	(i)	$51,397	$15,744	$714,218	$1,131,602

(a)	Dr. Goddard is entitled to receive tax gross-up payments in the event that his receipt of termination payments and other benefits following a change of control subjects him to an excise tax under Section 4999 of the U.S. Internal Revenue Code. Based on calculated severance amounts, Dr. Goddard would be subject to such excise tax, amounting to $3,975,890, assuming a May 14, 2010 termination date. This amount does not reflect the value that may be attributable to Dr. Goddard’s six-month non-competition and non-solicitation agreement with the Company. Such value may be offset from the parachute payments attributed to the executive in connection with a change in control.

(b)	Mr. Legault is entitled to receive tax gross-up payments in the event that his receipt of termination payments and other benefits following a change of control subjects him to an excise tax under

Section 4999 of the U.S. Internal Revenue Code. Based on calculated severance amounts, Mr. Legault would be subject to such excise tax, amounting to $1,908,632, assuming a May 14, 2010 termination date. This amount does not reflect the value that may be attributable to Mr. Legault’s one-year non-competition and non-solicitation agreement with the Company. Such value may be offset from the parachute payments attributed to the executive in connection with a change in control.

(c)	Represents three years of 2010 base salary, accrued and unpaid vacation pay through May 14, 2010 and tax gross-ups in the amount referenced in footnote (a) above for payment of excise tax.

(d)	Represents two years of 2010 base salary, two years of Mr. Legault’s 2010 annual target bonus, accrued and unpaid vacation pay and tax gross-ups in the amount referenced in footnote (b) above for payment of excise tax.

(e)	Represents one year of 2010 base salary and accrued and unpaid vacation pay.

(f)	Compensation amounts have been converted from British Pounds Sterling to U.S. dollars using the average exchange rate for the period beginning January 1, 2010 through May 14, 2010 of $1.5468.

(g)	Represents one year of 2010 base salary and accrued and unpaid vacation pay.

(h)	Represents base salary for eighteen months and accrued and unpaid vacation pay.

(i)	Represents one year of base salary and accrued and unpaid vacation pay. The amount of the cash severance payment for Dr. Davies does not include a $100,000 relocation benefit that Dr. Davies will receive in connection with OSI’s consolidation of its U.S. facilities in Ardsley, New York, on the later of December 31, 2010 or the date of closing of the purchase of a dwelling in and around Ardsley, New York, provided she is employed by OSI or a successor on such date. In the event that Dr. Davies’ employment is terminated in connection with a change of control prior to December 31, 2010, the $100,000 payment will be made at the time of such termination, provided that she has closed on the purchase of a dwelling in New York prior to the date of such termination.

8. Item 3 of the Schedule 14D-9 is further amended by inserting the following at the end of the subsection entitled:

Pursuant to the Merger Agreement, all rights to indemnification of the current and former directors, officers, employees and fiduciaries of the Company or any of its subsidiaries for acts or omissions by such directors, officers, employees and fiduciaries of the Company or any of its subsidiaries occurring at or before the effective time of the Merger (the “Effective Time”) will continue in effect for six (6) years from the effective time of the Merger. Subject to certain limitations described in the Merger Agreement, the Merger Agreement also provides that the Company will obtain, on or prior to the Acceptance Time, a six-year “tail” prepaid policy on terms and conditions no less advantageous to the directors and officers than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company with respect to claims arising from or related to facts or events that occurred prior to the Effective Time; provided, that the cost of such “tail” policy cannot exceed 300% of the current annual premiums paid by the Company for its existing directors’ and officers’ liability insurance. In addition, the Merger Agreement provides that the surviving corporation in the Merger will indemnify and hold harmless persons entitled to indemnification pursuant to the Merger Agreement against any losses incurred in connection with any claim arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable law and will also advance expenses as incurred to the fullest extent permitted by applicable law.

Merger Agreement

A summary of the material terms of the Merger Agreement is contained in Section 8 entitled “The Merger Agreement” in the Revised Offer to Purchase, which is being mailed to Company stockholders. The summary of the Merger Agreement contained in the Revised Offer to Purchase is incorporated herein by reference, but is qualified in its entirety by the reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(36) to this Statement and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

1. Item 4 of the Schedule 14D-9 is hereby amended by replacing in its entirety with the subsection entitled “(a) Solicitation Recommendation” with the following:

(a) Solicitation Recommendation. The Company has entered into the Merger Agreement with Astellas, Parent and Purchaser which provides, among other things, (i) that Purchaser, pursuant to the Revised Offer, shall offer to purchase all of the issued and outstanding Shares for cash consideration of $57.50 per Share and (ii) as promptly as practicable following consummation of the Revised Offer, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and each then outstanding Share (other than Shares held by the Company, Astellas, Parent, Purchaser or stockholders who properly perfect appraisal rights under the DGCL) will be converted into the right to receive, in cash, an amount equal to the Revised Offer Price.

The Board has reviewed the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of the Company unanimously recommends that you ACCEPT the Revised Offer and TENDER your Shares pursuant to the Revised Offer and, if required by applicable Delaware law, vote FOR adoption of the Merger Agreement.

A copy of a letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(17) hereto, and is incorporated herein by reference.

2. Item 4 of the Schedule 14D-9 is further amended by adding the following to the end of the section entitled “(b) Background of the Revised Offer; Reasons for the Recommendation — 1. Background”:

In connection with the Board’s determination to reject the $52.00 Offer and recommend against it, the Board authorized OSI management, with the assistance of the Company’s financial advisors, Centerview Partners and Lazard, to contact appropriate third parties in order to explore the availability of a transaction that reflected the full intrinsic value of the Company. Following such authorization, the Company conducted an eight-week process, pursuant to which 30 strategic parties were contacted regarding such parties’ interest in a transaction involving a sale of all or a part of the Company’s business. In connection with this process, seven interested parties, including Astellas and six other major pharmaceutical and biotech companies (the “Interested Parties”), entered into nondisclosure agreements with the Company and were granted access to an electronic data room prepared by the Company in connection with the process. During the two-week period beginning the week of March 29, 2010, the Company conducted management presentations for each of the Interested Parties. Several Interested Parties spent extensive time and efforts reviewing data in the electronic data room and discussing various matters with the Company and its advisors. On April 21, 2010, process letters and a draft merger agreement were distributed to those Interested Parties which expressed interest in acquiring the entire Company, including Astellas, and revised drafts of the merger agreement were requested no later than May 11, 2010 and final bids, including the price that Interested Parties’ would be prepared to pay for all outstanding Shares, were requested no later than Friday, May 14, 2010. Thereafter, the Company and its advisors held numerous due diligence follow-up calls with Interested Parties. During this period, the Company also made available preliminary due diligence materials to, and held several discussions with, a major pharmaceutical company regarding a possible transaction involving the potential merger of the two companies’ oncology businesses.

On May 11, 2010, Astellas delivered to the Company a revised draft of the merger agreement and certain related documents. Thereafter, the Company’s legal advisors held numerous conversations with Astellas’ legal advisors to negotiate the terms of the merger agreement and exchanged numerous drafts of the merger agreement. Although several Interested Parties expressed significant interest in the Company, they elected not to submit an offer for the Company, due in part to the fact that certain of the Interested Parties were interested in only one of the Company’s two businesses and, therefore, were unable to accord a competitive valuation to the entire Company. On May 14, 2010, Astellas submitted a letter proposing to acquire all outstanding Shares of the Company at a price of $56.20 per Share. Following receipt of Astellas’ proposal, the Company’s Board held a telephonic meeting to receive an update on the process. During the period between the evening of May 14, 2010 and the morning of May 16, 2010, representatives of the Company and Astellas had numerous discussions with respect to Astellas’ proposal. On the morning of May 16, 2010, Astellas proposed to acquire all outstanding Shares at a price of $57.50 per Share.

On May 16, 2010, the Company’s Board met with the Company’s management and legal and financial advisors to review Astellas’ revised proposal, including the proposed Merger Agreement, and the legal, financial and other considerations relevant thereto. The Company’s legal advisors presented a summary of the terms and conditions of the proposed Merger Agreement and reviewed with the Board its fiduciary duties. Management and the Company’s financial advisors updated the Board on the process that was conducted, the various Interested Parties that had engaged in the process and the status of various alternative strategic transactions that may be available to the Company. Also at this meeting, Centerview Partners and Lazard reviewed with the Board their joint financial analysis of the consideration and each rendered to the Board an oral opinion, confirmed by delivery of separate written opinions dated May 16, 2010, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinions, the $57.50 per Share consideration to be paid in the Revised Offer and the Merger, taken together, to holders of Company common stock (other than Astellas, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Company common stock) was fair, from a financial point of view, to such holders. After careful consideration, including discussions with the Company’s management and the Company’s legal and financial advisors, and taking into account the factors described under “Reasons for the Recommendation of the Board” below, including the likelihood of consummation of an alternative strategic transaction and the ability of the Company to consummate such a transaction in a reasonable time frame, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and in the best interests of the Company and its stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger. The Board unanimously determined to recommend that the Company’s stockholders accept the Revised Offer, tender their Shares to Purchaser pursuant to the Revised Offer and, if required by applicable Delaware law, vote in favor of adoption of the Merger Agreement.

Later that evening, the Company, Astellas, Parent and Purchaser executed the Merger Agreement and issued a press release with respect to the execution of the Merger Agreement. A copy of the press release is incorporated by reference as exhibit (a)(15) to the Statement and is incorporated herein by reference.

3. Item 4 of the Schedule 14D-9 is further amended by replacing in its entirety the subsection entitled “(b) Background of the Offer; Reasons for the Recommendation — 2. Reasons for the Recommendation” with the following:

At the special meeting of the Board held on May 16, 2010, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and in the best interests of the Company and its stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger. Accordingly, the Board recommends that stockholders ACCEPT the Revised Offer and TENDER their Shares pursuant to the Revised Offer and, if required by applicable Delaware law, vote FOR adoption of the Merger Agreement.

In reaching its determination to approve the Merger Agreement and to recommend that stockholders accept the Revised Offer, and, if required by applicable Delaware law, adopt the Merger Agreement, the Board considered numerous factors, including, but not limited to, the following:

•	Best Alternative Currently Available. Following the Board’s instruction to the Company’s management to contact, with the assistance of the Company’s financial advisors, appropriate third parties in order to explore the availability of a transaction that reflected the full intrinsic value of the Company, the Company commenced a comprehensive process, pursuant to which it contacted 30 strategic parties, entered into seven nondisclosure agreements with Interested Parties, including Astellas and six other major pharmaceutical and biotech companies, and conducted management presentations and held numerous follow-up due diligence calls. Several Interested Parties spent extensive time and efforts reviewing data in the electronic data room and discussing various issues with the Company and its advisors. Despite the over two-month period that elapsed since the public announcement of Astellas’ Initial Offer and the significant related publicity, the process did not yield an offer in excess of the Revised Offer Price and none of the other Interested Parties, after conducting extensive due diligence, were willing to propose a transaction that provided more value to the Company’s stockholders than the Revised Offer, leading the Board to conclude that the Revised Offer represents the best alternative currently available to the Company and its stockholders.

•	Other Strategic Alternatives. The Board believes that consummation of the Revised Offer and the Merger represent the Company’s best prospect for maximizing stockholder value in the near term, including the Board’s assessment, after consultation with the Company’s management and legal and financial advisors, of various strategic and other alternatives considered by it, including: the potential merger of the Company’s oncology organization with that of a major pharmaceutical company; the sale of certain assets of the Company; certain recapitalization and joint venture transactions; and continued operation as an independent public company, in each case, taking into account the potential benefits, risks, timing and uncertainties associated with such opportunities. In addition, the Board believes that the Company’s ability to consummate any of the strategic transactions in the near term would be difficult.

•	Premium to Current and Historical Trading Prices of Shares. The price to be paid pursuant to the Merger Agreement and the Revised Offer reflects a 55% premium to the closing price of the Shares on the NASDAQ Global Select Market on February 26, 2010, the last trading day prior to the announcement of Astellas’ Initial Offer, a 63% premium to the thirty trading day trailing average closing price per share on the NASDAQ Global Select Market on February 26, 2010 and a 45% premium to the highest closing price of the Shares on the NASDAQ Global Select Market for the one year period ended on February 26, 2010.

•	Likelihood of Completion. The Board believes the Revised Offer and Merger are very likely to be completed promptly, based upon, among other things, the fact that pursuant to the Merger Agreement, Astellas’ obligations to consummate the Revised Offer and the Merger are not subject to a financing condition and are otherwise subject to very limited conditions.

•	Opinions of Financial Advisors. The separate opinions of Centerview Partners and Lazard, dated May 16, 2010, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $57.50 per Share consideration to be paid in the Revised Offer and the Merger, taken together, to holders of Company common stock (other than Astellas, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Company common stock), as more fully described below under the caption “Opinions of the Company’s Financial Advisors.”

•	Structure of the Transaction. The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as an amendment to an outstanding tender offer for all of the outstanding Shares, allows stockholders of the Company to receive cash consideration for their Shares on a prompt basis, earlier than in an alternative form of transaction, reducing the period of uncertainty during the pendency of the transaction on stockholders, followed by the Merger, in which stockholders will receive the same per Share consideration as received by stockholders who tender their Shares in the Revised Offer.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Revised Offer and Merger is cash, which will provide certainty of value to the Company’s stockholders.

•	Consideration of Alternative Transaction Proposals. The terms of the Merger Agreement permit the Company to consider and respond, under certain circumstances specified in the Merger

Agreement, to an unsolicited proposal for an alternative transaction from a third party prior to the consummation of the Revised Offer, and the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept an unsolicited superior proposal upon payment of a termination fee of $125 million, which the Board believes is within the customary range of termination fees for this type of transaction.

•	Board’s Ability to Change or Withdraw its Recommendation. The Board is permitted pursuant to the terms of the Merger Agreement, to withdraw, modify or change its recommendation in favor of the Revised Offer and the Merger, in a manner adverse to Astellas or Purchaser, under certain circumstances specified in the Merger Agreement, including in connection with an unsolicited superior proposal after complying with the terms of the Merger Agreement, subject to payment of a termination fee of $125 million if, as a result, Astellas terminates the Merger Agreement.

•	Availability of Appraisal Rights. Statutory appraisal rights are available to the Company’s stockholders who do not tender their Shares in the Revised Offer and who otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board also considered potential risks relating to the Merger and the Revised Offer, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of the Company and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company is successful in developing some or all of the products in its pipeline.

•	Interim Restrictions on Business. The Merger Agreement contains customary restrictions on the conduct of the Company’s business prior to the Changeover Time (as defined in the Merger Agreement), that require the Company to conduct its business in all material respects only in the ordinary course, subject to specific limitations, which could delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

•	Termination Fee. Under certain circumstances specified in the Merger Agreement, the Company could be obligated to pay Astellas a termination fee in the amount of $125 million.

•	Interests of Management. Certain executive officers of the Company may have potential conflicts of interest, including those arrangements described more fully under Item 3 “Past Contacts, Transactions, Negotiations, and Agreements” of this Statement, that may cause such executive officers to be more or less likely to support the approval and adoption of the Revised Offer, the Merger and the Merger Agreement than if they did not have these interests and which interests may be different from those of stockholders generally.

•	Taxable Consideration. Any “gain” from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

ACCORDINGLY, BASED ON THE FOREGOING, THE OSI BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE REVISED OFFER AND TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER AND, IF REQUIRED BY APPLICABLE DELAWARE LAW, VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

The Board reserves the right to revise this recommendation, to the extent permitted by the terms of the Merger Agreement. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Revised Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and recommended that holders of the Shares tender their Shares pursuant to the Revised Offer and, if required by applicable Delaware law, vote in favor of adoption of the Merger Agreement.

Opinions of the Company’s Financial Advisors

Centerview Partners and Lazard are acting as the Company’s financial advisors in connection with the Revised Offer and the Merger. As part of that engagement, the Board requested that Centerview Partners and Lazard evaluate the fairness, from a financial point of view, of the consideration to be paid in the Revised Offer and the Merger, taken together, to holders of Company common stock (other than Astellas, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Company common stock). At a meeting of the Board held on May 16, 2010 to evaluate the Revised Offer and the Merger, Centerview Partners and Lazard each delivered to the Board an oral opinion, confirmed by delivery of separate written opinions dated May 16, 2010, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, the $57.50 per Share consideration to be paid in the Revised Offer and the Merger, taken together, to holders of Company common stock (other than Astellas, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Company common stock) was fair, from a financial point of view, to such holders.

The full texts of Centerview Partners’ and Lazard’s respective opinions, which set forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Centerview Partners and Lazard in connection with such opinions, are attached to this document as Annexes A and B, respectively, and are incorporated into this document by reference. The description of Centerview Partners’ and Lazard’s respective opinions set forth in this document is qualified in its entirety by reference to the full texts of such opinions. The engagement of Centerview Partners and Lazard and their respective opinions are for the benefit of the Board (solely in its capacity as such) and such opinions were rendered to the Board in connection with its evaluation of the Revised Offer and the Merger and only address the fairness of the $57.50 per Share consideration from a financial point of view. The opinions are not intended to and do not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Revised Offer or how such stockholder should act with respect to the Revised Offer or the Merger or any matter relating to the Revised Offer or the Merger. The opinions were necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Centerview Partners and Lazard as of, the date of such opinions. Centerview Partners and Lazard assume no responsibility for updating or revising such opinions based on circumstances or events occurring after the date of the opinions.

Summary of Centerview Partners’ Opinion

In connection with rendering its opinion, Centerview Partners reviewed, among other things, the Merger Agreement and certain related documents. Centerview Partners also reviewed and analyzed certain publicly available business and financial information relating to the Company, including the Company’s audited financial statements as of and for the year ended December 31, 2009, certain publicly available research analysts’ estimates, and certain internal financial and operating information relating to the Company, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to Centerview Partners for purposes of its analysis, and Centerview Partners met with the Company’s management to review and discuss such information and, among other matters, the Company’s business, operations, assets, financial condition and future prospects.

Centerview Partners also reviewed and considered certain financial and stock market data relating to the Company, and Centerview Partners compared that data with similar data for certain other companies, the securities of which are publicly traded, that Centerview Partners believed may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and Centerview Partners reviewed and considered the financial terms of certain business combinations in the biotechnology and specialty pharmaceuticals industries. Centerview Partners further reviewed historical stock prices and trading volumes of the Company common stock. In addition, Centerview Partners performed such other financial studies, analyses, and investigations and reviewed such other information as Centerview Partners considered appropriate for purposes of its opinion.

In its review and analysis and in formulating its opinion, Centerview Partners assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with Centerview Partners or publicly available, and Centerview Partners did not assume any responsibility for independent verification of any of such information. Centerview Partners also assumed, with the Company’s consent, that the internal projections, forecasts and analyses relating to the Company that Centerview Partners utilized were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company’s management. Centerview Partners expressed no opinion with respect to any projections, forecasts, analyses and estimates reviewed by Centerview Partners or the assumptions upon which they were based. Centerview Partners relied, with the Company’s consent, on the assessments of the Company’s management as to the validity of, and risks associated with, the products, product candidates and technology of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto). In connection with the evaluation of the Company’s future financial performance and its valuation, Centerview Partners also considered, with the Company’s consent, the results of, and feedback from, the Company’s publicly announced process pursuant to which third-party indications of interest were solicited regarding a potential transaction with the Company. In addition, Centerview Partners did not review any of the books and records of the Company, or assume any responsibility for conducting a physical inspection of the properties or facilities of the Company or for making or obtaining an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company and no such independent valuation or appraisal was provided to Centerview Partners. Centerview Partners assumed, with the Company’s consent, that the Revised Offer and the Merger would be completed as described in the Merger Agreement, without waiver or modification of any material terms or conditions. In addition, Centerview Partners assumed, with the Company’s consent, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Revised Offer and the Merger would not have an adverse effect on the Company, the Revised Offer or the Merger. Centerview Partners did not express any opinion as to any tax or other consequences that might result from the Revised Offer or the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Centerview Partners understood that the Company obtained such advice as it deemed necessary from qualified professionals.

Centerview Partners’ opinion did not address the relative merits of the Revised Offer and the Merger as compared to any strategic alternatives that might be available to the Company or the underlying business decision of the Company to engage in the Revised Offer and the Merger. Centerview Partners’ opinion addressed only the fairness, from a financial point of view, as of the date of its opinion, of the $57.50 per Share cash consideration to be paid to the holders of the Company common stock (other than Astellas, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Company common stock) pursuant to the Revised Offer and the Merger and no view or opinion was expressed as to any other terms or any aspects or implications of the Revised Offer or the Merger, including, without limitation, the form or structure of the Revised Offer and the Merger. Centerview Partners expressed no opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Revised Offer or the Merger, or class of such persons, relative to the $57.50 per Share cash consideration or otherwise. Centerview Partners also did not express any opinion as to the prices at which Company common stock would trade at any time. The issuance of Centerview Partners’ opinion was approved by an authorized internal committee.

Centerview Partners may provide investment banking and other financial services to the Company, Astellas or their respective affiliates in the future, for which Centerview Partners may receive compensation. Centerview Partners has not been engaged to act as an agent or a fiduciary of the Company, any of its affiliates or its stockholders. In the ordinary course of its business, Centerview Partners or its affiliates may, from time to time, make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for its own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, the Company, Astellas and other entities which are or may be involved in the Revised Offer or the Merger.

Summary of Lazard’s Opinion

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the Merger Agreement and certain related documents;

•	reviewed certain publicly available historical business and other financial information relating to the Company, including certain publicly available financial forecasts;

•	reviewed various financial forecasts and other data and information provided to Lazard by the Company’s management relating to the Company’s business;

•	held discussions with members of the Company’s senior management with respect to the business and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of Company common stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts relating to the Company utilized by Lazard in its analyses, Lazard assumed, with the Company’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based. Lazard relied, with the Company’s consent, on the assessments of the Company’s management as to the validity of, and risks associated with, the products, product candidates and technology of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto). In connection with the evaluation of the Company’s future financial performance and its valuation, Lazard also considered, with the Company’s consent, the results of, and feedback from, the Company’s publicly announced process pursuant to which third-party indications of interest were solicited regarding a potential transaction with the Company.

In rendering its opinion, Lazard assumed, with the Company’s consent, that the Revised Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the Company’s consent, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Revised Offer and the Merger would not have an adverse effect on the Company or the Revised Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Revised Offer and the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects or implications of the Revised Offer and the Merger (other than the $57.50 per Share consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Revised Offer and the Merger. Lazard’s opinion did not address the relative merits of the Revised Offer and the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Revised Offer and the Merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Revised Offer and the Merger, or class of such persons, relative to the $57.50 per Share consideration or otherwise. Further, Lazard did not express any opinion as to the price at which Company common stock would trade at any time subsequent to the announcement of the Revised Offer or the Merger. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard in the past has provided, and in the future may provide, investment banking services to the Company, Astellas and their respective affiliates unrelated to the Revised Offer and the Merger, for which Lazard has received and may receive compensation, including having acted as financial advisor to Astellas in connection with its proposed acquisition of CV Therapeutics, Inc. in 2009. In the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of the Company, Astellas and their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Joint Financial Analysis

The following is a brief summary of the material financial and comparative analyses that the Company’s financial advisors deemed to be appropriate for this type of transaction and that were reviewed with the Board in connection with rendering their respective opinions. The summary of the analyses of the Company’s financial advisors described below is not a complete description of the analyses underlying their respective opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at their respective opinions, the Company’s financial advisors did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by them. Rather, the Company’s financial advisors made their determination as to fairness on the basis of their experience and professional judgment after considering the results of all of the analyses.

In their analyses, the Company’s financial advisors considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in the analyses is identical to the Company or the Revised Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in the analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of the Company’s financial advisors.

Sum-of-the-Parts/Discounted Cash Flow Analysis. The Company’s financial advisors performed a sum-of-the-parts analysis of the Company based on internal estimates of the Company’s management by calculating the value of the Company’s non-pipeline assets implied by a discounted cash flow analysis and the value of the Company’s pipeline assets implied by a discounted cash flow analysis, selected companies analysis and selected precedent transactions analysis as described below. The Company’s financial advisors also performed, for informational purposes, a discounted cash flow analysis of the Company based on publicly available Wall Street consensus estimates.

The Company’s financial advisors calculated the estimated present value of the consolidated fully-taxed unlevered free cash flows that the Company’s product Tarceva was forecasted to generate from March 31, 2010 through December 31, 2021 based on internal estimates of the Company’s management. The Company’s financial advisors then added to this amount the estimated present value of the Company’s financial assets from DPIV royalties, the Company’s net cash, the estimated present value of net operating losses that the Company’s management expected could be utilized by the Company and certain capital losses that the Company’s management believed would be available to offset taxes associated with Tarceva royalties received outside the United States and subtracted the estimated present value of the Company’s corporate general and administrative costs. Estimated present values (as of March 31, 2010) were derived by applying selected discount rates ranging from 10.0% to 12.0% to cash flows related to Tarceva, DPIV royalties and certain capital losses and by applying a discount rate of 7.0% to net operating losses and corporate general and administrative costs. The Company’s financial advisors then added the resulting implied reference range for the Company’s non-pipeline assets to the implied reference ranges for the Company’s pipeline assets calculated based on the following three methodologies:

Discounted Cash Flow. In connection with the discounted cash flow analysis of the Company’s pipeline assets, the Company’s financial advisors calculated the estimated present value of the fully-taxed unlevered free cash flows that the Company’s pipeline assets were forecasted to generate from March 31, 2010 through calendar years ranging from 2025 to 2028 depending on the respective patent expiration dates of the Company’s pipeline assets based on internal estimates of the Company’s management. The present value (as of March 31, 2010) of the cash flows was then calculated using selected discount rates ranging from 10.0% to 12.0%.

Selected Public Companies. In connection with the selected public companies analysis of the Company’s pipeline assets, the Company’s financial advisors reviewed publicly available financial information for the following five selected publicly traded emerging biopharmaceuticals companies:

•	Curis, Inc.
•	Geron Corporation
•	Micromet, Inc.
•	Rigel Pharmaceuticals, Inc.
•	Synta Pharmaceuticals Corp.

The Company’s financial advisors reviewed technology values of the selected companies, calculated as market value based on closing stock prices on May 14, 2010, less cash and cash equivalents, plus debt, per expected marketed product of the selected company. The number of expected marketed products were derived by applying cumulative probabilities of marketing approval to product candidates based on the Journal of Clinical Pharmacology & Therapeutics, May 2001, “Risks in New Drug Development Approval Success Rates for Drugs,” published by the Tufts Center for the Study of Drug Development, Tufts University, referred to as the Tufts Report. The Company’s financial advisors then applied a range of selected technology values per expected marketed product derived from the selected companies to the expected number of marketed products from the Company’s pipeline after applying cumulative probabilities of marketing approval to such product candidates based on their stage of development. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for the Company were based on internal estimates of the Company’s management.

Selected Precedent Transactions. In connection with the selected precedent transactions analysis of the Company’s pipeline assets, the Company’s financial advisors reviewed, to the extent publicly available, financial information relating to the following six selected transactions involving companies in the biopharmaceuticals industry:

Acquiror		Target

•	Abbott Laboratories	•	Facet Biotech Corporation
•	Roche Holding AG	•	Piramed Limited
•	Vertex Pharmaceuticals Incorporated	•	ViroChem Pharma, Inc.
•	Cephalon, Inc.	•	Arana Therapeutics Limited
•	Bristol-Myers Squibb Company	•	Kosan Biosciences Incorporated
•	Daiichi Sankyo Company, Limited	•	U3 Pharma AG

The Company’s financial advisors reviewed technology values in the selected transactions, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, less cash and cash equivalents, plus debt, per expected marketed product of the target company. The number of expected marketed products were derived by applying cumulative probabilities of marketing approval to product candidates based on the Tufts Report. The Company’s financial advisors then applied a range of selected technology values per expected marketed product derived from the selected transactions to the expected number of marketed products from the Company’s pipeline after applying cumulative probabilities of marketing approval to such product candidates based on their stage of development. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data for the Company were based on internal estimates of the Company’s management.

The Company’s financial advisors also performed, for informational purposes, a discounted cash flow analysis of the Company by calculating the estimated present value of the fully-taxed unlevered free cash flows that the Company was forecasted to generate from March 31, 2010 through December 31, 2014 based on publicly available Wall Street consensus estimates. The terminal value of the Company was estimated by applying a selected range of terminal value multiples of 4.5x to 5.5x to the Company’s fiscal year 2014 estimated revenue. The present values (as of March 31, 2010) of the cash flows and terminal values were then calculated using selected discount rates ranging from 10.0% to 12.0%. The Company’s financial advisors then added to this amount the Company’s net cash and the estimated present value of net operating losses that the Company’s management expected could be utilized by the Company. This analysis indicated the following implied per share equity reference ranges for the Company, as compared to the $57.50 per Share consideration:

Implied Per Share Equity Reference Ranges for the Company Based on:
Management Estimates
Discounted
Cash Flow	Selected Public	Selected Precedent		Per Share
Analysis	Companies Analysis	Transactions Analysis	Wall Street Consensus	Consideration

$60.93 - $69.98	$50.60 - $63.84	$51.17 - $66.94	$45.92 - $54.80	$57.50

Selected Precedent Transactions Analysis. The Company’s financial advisors reviewed, to the extent publicly available, financial information relating to the following 13 selected transactions, six of which involved oncology companies and seven of which involved other life sciences companies:

Oncology
Acquiror		Target

•	Bristol-Myers Squibb Company	•	Medarex, Inc.
•	Johnson & Johnson	•	Cougar Biotechnology, Inc.
•	Eli Lilly And Company	•	ImClone Systems Incorporated
•	Takeda Pharmaceutical Company Limited	•	Millennium Pharmaceuticals, Inc.
•	Eisai Co., Ltd.	•	MGI Pharma, Inc.
•	Celgene Corporation	•	Pharmion Corporation

Other Life Sciences
Acquiror			Target

•	Gilead Sciences, Inc.	•	CV Therapeutics, Inc.
•	Shionogi & Co., Ltd.	•	Sciele Pharma Cayman Limited
•	Reckitt Benckiser Group plc	•	Adams Respiratory Therapeutics, Inc.
•	Shire plc	•	New River Pharmaceuticals Inc.
•	Eli Lilly And Company	•	Icos Corporation
•	Abbott Laboratories	•	Kos Pharmaceuticals, Inc.
•	AstraZeneca plc	•	Cambridge Antibody Technology Group plc

The Company’s financial advisors reviewed, among other things, transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s next 12 months estimated revenue. The Company’s financial advisors then applied a range of selected next 12 months estimated revenue multiples derived from the selected transactions to the Company’s calendar year 2010 estimated revenue based both on internal estimates of the Company’s management and Wall Street consensus estimates. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied per share equity reference ranges for the Company, as compared to the $57.50 per Share consideration:

Implied Per Share Equity
Reference Ranges for the Company Based on:		Per Share
Management Estimates	Wall Street Consensus	Consideration

$51.40 - $65.69	$50.47 - $64.45	$57.50

The Company’s financial advisors also reviewed, for informational purposes, the implied premiums paid in the selected transactions over the price of the target company’s stock as reported one day and one month before the date on which the public became aware of the possibility of such transactions. The Company’s financial advisors then applied a range of selected one-day and one-month premia derived from the selected transactions to the Company’s closing stock price of $37.02 per Share on February 26, 2010 (the last trading day prior to public announcement of Astellas’ Initial Offer) and of $34.68 per Share on February 1, 2010 (one month prior to public announcement of Astellas’ Initial Offer). This analysis indicated the following implied per share equity value reference ranges for the Company, as compared to the $57.50 per Share consideration:

Implied Per Share Equity
Reference Ranges for the Company Based on:		Per Share
One-Day Premium	One-Month Premium	Consideration

$46.65 - $59.23	$48.21 - $60.00	$57.50

Selected Companies Analysis. The Company’s financial advisors reviewed publicly available financial information for the following seven selected publicly traded life sciences companies:

•	Alexion Pharmaceuticals, Inc.
•	Amylin Pharmaceuticals, Inc.
•	BioMarin Pharmaceutical Inc.
•	Cubist Pharmaceuticals, Inc.
•	Onyx Pharmaceuticals, Inc.
•	Regeneron Pharmaceuticals, Inc.
•	United Therapeutics Corporation

The Company’s financial advisors reviewed, among other things, equity values of the selected companies based on closing stock prices on May 14, 2010 as a multiple of calendar year 2010 estimated earnings per share, referred to as EPS. The Company’s financial advisors then applied a range of selected calendar year 2010 estimated EPS multiples derived from the selected companies to the Company’s calendar year 2010 estimated EPS reported according to generally accepted accounting principles, referred to as GAAP EPS, based both on internal estimates of the Company’s management (as adjusted for certain non-recurring charges) and Wall Street consensus estimates. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. This analysis indicated the following implied per share equity reference ranges for the Company, as compared to the $57.50 per Share consideration:

Implied Per Share Equity
Reference Ranges for the Company Based on:		Per Share
Management Estimates	Wall Street Consensus	Consideration

$37.81 - $43.22	$30.47 - $34.82	$57.50

Other Factors. The Company’s financial advisors also reviewed, for informational purposes, certain other factors, including stock price targets for Company common stock reflected in publicly available Wall Street research analyst reports published both prior to public announcement of Astellas’ Initial Offer and after public announcement of Astellas’ Initial Offer, noting that the low and high stock price targets in such research analyst reports ranged from $33.00 to $45.00 per Share prior to public announcement and $48.00 to $67.00 per Share after public announcement.

The Company’s financial advisors prepared the above analyses for the purpose of providing their respective opinions to the Board as to the fairness, from a financial point of view, of the $57.50 per Share consideration to be paid in the Revised Offer and the Merger, taken together, to holders of Company common stock (other than Astellas, Parent, Purchaser and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of Company common stock). The Company’s financial advisors did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration for the Revised Offer and the Merger.

The separate opinions and analyses of the Company’s financial advisors were only one of many factors taken into consideration by the Board in its evaluation of the Revised Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or the Company’s management with respect to the $57.50 per Share consideration or as to whether the Board would have been willing to determine that a different consideration was fair.

Internal Forecasts

The Company does not generally publicly disclose forecasts of future financial performance, earnings or other results and is especially wary of making public forecasts for extended periods due to the inherent unpredictability of the underlying assumptions and estimates. However, in connection with its review of and operation of the Company’s business, management prepares and the Board reviews multiple risk-adjusted models to fully evaluate the various risk and opportunity scenarios confronting the Company’s business. In connection with the preparation of their respective opinions, the Company’s management directed the

Company’s financial advisors to utilize the Company’s risk-adjusted base case, long-range model. The following is a summary of portions of such risk-adjusted, base case, long-range model prepared by the Company’s management.

	Financial Projections
	(In millions)
	2010E	2011E	2012E

Tarceva Revenues	$405	$459	$507
Total Revenues	500	578	638
Operating Profit	175	253	293
Net Income	97	154	181

The risk-adjusted internal forecasts set forth above were not prepared with a view to public disclosure and are being included in the Statement only because such information was provided to the Company’s Board. The forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts do not purport to present results in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the forecasts and accordingly assumes no responsibility for them. The forecasts have been prepared by, and are solely the responsibility of, management of the Company. The inclusion of the risk-adjusted internal forecasts in the Statement should not be regarded as an indication that such forecasts will necessarily be predictive of actual future results, and the forecasts should not be relied upon as such. No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information contained in the forecasts. Although presented with numerical specificity, the forecasts are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management and other factors such as general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company’s business, all of which are difficult to predict and many of which are beyond the control of the Company’s management. In addition, the forecasts do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Company’s operations or strategy that may be implemented after the consummation of the Revised Offer and the Merger. There can be no assurance that the projections will be realized, and actual results may differ from those reflected in the forecasts. The Company does not intend to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. The forecasts are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2009, as amended by Amendment No. 1 thereto filed with the SEC on April 30, 2010, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

In light of the foregoing, stockholders of the Company are cautioned not to place undue reliance on the forecasts included in the Statement.

4. Item 4 of the Schedule 14D-9 is further amended by replacing in its entirety the subsection entitled “(c) Intent to Tender” with the following:

To the Company’s knowledge, after making reasonable inquiry, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each of the Company’s executive officers and directors currently intends to tender into the Revised Offer any Shares held of record or beneficially owned by them. As of the date of this Statement, none of the Company’s subsidiaries held of record or beneficially owned any Shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

1. Item 5 of the Schedule 14D-9 is hereby amended by replacing in its entirety the first full paragraph thereof with the following:

The Company has retained Centerview Partners and Lazard as the Company’s financial advisors in connection with the Revised Offer and the Merger. The Company has agreed to pay each of Centerview Partners and Lazard a customary fee for its services, portions of which were and are payable during the course of its engagement, including in the event the Company were to remain independent, and a substantial portion of which is contingent upon consummation of the Revised Offer based on the consideration payable in the Revised Offer and the Merger. The aggregate fees payable to the Company’s financial advisors are estimated to be less than 1% of the total consideration payable in the Revised Offer and the Merger. In addition, the Company has agreed to reimburse Centerview Partners and Lazard for all reasonable expenses incurred by them, including fees and expenses of legal counsel, and to indemnify Centerview Partners, Lazard and related parties against certain liabilities arising out of such engagements, including certain liabilities under U.S. federal securities laws.

2. Item 5 of the Schedule 14D-9 is further amended by inserting the following after the first full paragraph of the section:

The Company also retained Merrill Lynch, Pierce, Fenner & Smith Incorporated as a financial advisor in connection with the Merger Agreement and the transactions contemplated thereby.

Item 6.	Interest in Securities of the Subject Company

1. Item 6 of the Schedule 14D-9 is hereby amended by replacing in its entirety the section with the following:

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transaction:

	Transaction	Number of	Price Per
Name of Person	Date	Shares	Share	Nature of Transaction
David M. Epstein, Ph.D.	5/1/10	906	$58.67	Disposition of Shares to satisfy the tax liability upon the vesting of restricted stock

David M. Epstein, Ph.D.	3/31/10	23	$26.39	Acquisition of Shares pursuant to the Company’s 1995 Employees Stock Purchase Plan.

Robert L. Simon	3/31/10	205	$26.39	Acquisition of Shares pursuant to the Company’s 1995 Employees Stock Purchase Plan.

Angela M. Davies, M.D., FRCPC	3/31/10	46	$26.39	Acquisition of Shares pursuant to the Company’s 1995 Employees Stock Purchase Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals

1. Item 7 of the Schedule 14D-9 is hereby amended by replacing the Section in its entirety with the following:

The information disclosed above under Items 2, 3 and 4 is hereby incorporated by reference into this Item 7.

Item 8.	Additional Information

1. Item 8 of the Schedule 14D-9 is hereby amended by deleting the last paragraph of the subsection entitled “Rights Agreement” and inserting the following at the end of that subsection:

At its meeting on May 16, 2010, the Board approved an amendment to the Rights Agreement (the “Rights Agreement Amendment”), which provides, among other things, that neither the execution of the Merger Agreement, nor the consummation of the Revised Offer, the Merger, or the other transactions contemplated by the Merger Agreement will trigger the exercise of the stockholder rights under the Rights Agreement.

The foregoing summary description of the Rights Agreement and the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including Terms of Series SRP Junior Participating Preferred Stock (Exhibit A thereto), Summary of Rights to Purchase Preferred Stock (Exhibit B thereto) and Form of Right Certificate (Exhibit C thereto), a copy of which were previously filed as Exhibits 1, 2, 3 and 4 to the Company’s Registration Statement on Form 8-A filed on September 27, 2000 and are incorporated herein by reference and to the Rights Agreement Amendment, a copy of which was previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 17, 2010 and is incorporated herein by reference.

2. Item 8 of the Schedule 14D-9 is further amended by inserting the following at the end of the subsection entitled “Litigation”:

In accordance with the terms of the Merger Agreement, on May 19, 2010, Parent and the Company filed with the Court of Chancery of the State of Delaware a Stipulation and [Proposed Order] Staying Proceedings, which was approved by the court on May 20, 2010 and which stays all litigation currently pending between them or their respective Affiliates, or commenced by or on behalf of any of them in connection with the Offer. Pursuant to the terms of the Merger Agreement, the Company, Astellas, Parent and Purchaser have also agreed following the date Parent’s designees are elected or appointed to the Company Board pursuant to the Merger Agreement, to promptly enter into and file stipulations dismissing with prejudice all such litigation and releasing all claims against the other parties (and their Affiliates and representatives) based on any action or omission that occurred prior to the date of such stipulations as of the date such stipulations are filed.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement contains forward-looking statements. All statements in this Statement, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and the Company’s future production, revenues, income and capital spending. When this Statement uses the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When strategy that involves risks or uncertainties is described, forward-looking statements are being made. The forward-looking statements in this Statement speak only as of the date of this Statement; the Company disclaims any obligation to update these statements unless required by securities law, and the Company cautions you not to rely on them unduly. The Company based these forward-looking statements on its current expectations and assumptions about future events. While the Company’s management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	risks and uncertainties associated with the Revised Offer;
•	the outcome of any litigation related to the Revised Offer or any other offer or proposal;

•	the Board’s recommendation to the stockholders concerning the Revised Offer or any other offer or proposal;
•	OSI’s and its collaborators’ abilities to effectively market and sell Tarceva and to expand the approved indications for Tarceva;
•	OSI’s ability to protect its intellectual property rights;
•	safety concerns regarding Tarceva;
•	competition to Tarceva and OSI’s drug candidates from other biotechnology and pharmaceutical companies;
•	the completion of clinical trials;
•	the effects of FDA and other governmental regulation, including pricing controls; and
•	OSI’s ability to successfully develop and commercialize drug candidates.

These and other factors are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended by Amendment No. 1 to thereto, filed with the SEC on April 30, 2010 (as amended, the “2009 10-K”) and in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “March 2010 10-Q”), in each case, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in such 2009 10-K and March 2010 10-Q.

Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the Company’s filings with the SEC and especially in the sections therein entitled “Risk Factors,” including, but not limited to, the 2009 10-K and the March 2010 10-Q.

Item 9.	Exhibits

1. Item 9 of the Schedule 14D-9 is hereby amended to add the following exhibits:

The following exhibits are filed with this Statement:

Exhibit
No.	Description

(a)(17)	Letter to the Company’s stockholders dated May 19, 2010.
(a)(18)	Form of memorandum to Company employees regarding treatment of common stock and equity awards pursuant to merger agreement.
(e)(35)	OSI Pharmaceuticals, Inc. Non-Qualified Stock Option Plan for Former Employees of Gilead Sciences, Inc., filed by the Company as an exhibit to the Form 8-K filed on January 7, 2002 (file no. 000-15190), and incorporated herein by reference.
(e)(36)	Agreement and Plan of Merger, dated May 16, 2010, filed by the Company as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 17, 2010 (file no. 000-15190), and incorporated herein by reference.
(e)(37)	Amendment No. 1 to Rights Agreement, dated May 16, 2010, filed by the Company as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 17, 2010 (file no. 000-15190), and incorporated herein by reference.
(e)(38)	Excerpts from Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, incorporated herein by reference to Annex C hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI PHARMACEUTICALS, INC.

By:	/s/ Barbara A. Wood
Barbara A. Wood
Senior Vice President, General
Counsel and Secretary

Dated: May 20, 2010

Annex A
[LETTERHEAD OF CENTERVIEW PARTNERS LLC]
May 16, 2010
Board of Directors
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, New York 11747
Members of the Board:
     You have asked us to advise you with respect to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of the common stock, par value $0.01 per share, of OSI Pharmaceuticals, Inc. (“OSI” and, such common stock, “OSI Common Stock”), other than Excluded Holders (as defined below), pursuant to an Agreement and Plan of Merger, dated as of May 16, 2010 (the “Agreement”), among OSI, Astellas Pharma Inc. (“Astellas”), Astellas US Holding, Inc., a wholly owned subsidiary of Astellas (“Astellas Holding”), and Ruby Acquisition, Inc., a wholly owned subsidiary of Astellas Holding (“Offeror” and, together with Astellas, Astellas Holding and their respective affiliates, the “Astellas Parties”). As more fully described in the Agreement, Offeror will amend its previously commenced tender offer to purchase all outstanding shares of OSI Common Stock to reflect, among other things, a revised price of $57.50 per share in cash (the “Consideration” and, such revised offer, the “Offer”) and, subsequent to completion of the Offer, Offeror will be merged with and into OSI and each outstanding share of OSI Common Stock not previously tendered in the Offer, other than shares of OSI Common Stock held by the Astellas Parties and holders who are entitled to and properly demand an appraisal of their shares of OSI Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration (the “Merger” and, together with the Offer, the “Transaction”). The terms and conditions of the Transaction are set forth in more detail in the Agreement.
     In connection with rendering our opinion, we have reviewed, among other things, the Agreement and certain related documents. We also have reviewed and analyzed certain publicly available business and financial information relating to OSI, including OSI’s audited financial statements as of and for the year ended December 31, 2009, certain publicly available research analysts’ estimates, and certain internal financial and operating information relating to OSI, including financial forecasts, analyses and projections prepared by or on behalf of OSI and provided to us for purposes of our analysis, and we have met with management of OSI to review and discuss such information and, among other matters, OSI’s business, operations, assets, financial condition and future prospects.
     We also have reviewed and considered certain financial and stock market data relating to OSI, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to OSI or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain business combinations in the biotechnology and specialty pharmaceuticals industries. We further have reviewed historical stock prices and trading volumes of OSI Common Stock. In addition, we have performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.
     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We also have assumed, with OSI’s consent, that the internal projections,

Board of Directors
OSI Pharmaceuticals, Inc.
May 16, 2010

forecasts and analyses relating to OSI that we utilized were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of OSI’s management. We express no opinion with respect to any projections, forecasts, analyses and estimates reviewed by us or the assumptions upon which they are based. We have relied, with OSI’s consent, on the assessments of OSI’s management as to the validity of, and risks associated with, the products, product candidates and technology of OSI (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto). In connection with our evaluation of OSI’s future financial performance and its valuation, we also have considered, with the consent of OSI, the results of, and feedback from, OSI’s publicly announced process pursuant to which third-party indications of interest were solicited regarding a potential transaction with OSI. In addition, we have not reviewed any of the books and records of OSI, or assumed any responsibility for conducting a physical inspection of the properties or facilities of OSI or for making or obtaining an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of OSI or concerning the solvency or fair value of OSI and no such independent valuation or appraisal was provided to us. We have assumed, with OSI’s consent, that the Transaction will be completed as described in the Agreement, without waiver or modification of any material terms or conditions. In addition, we have assumed, with OSI’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on OSI or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that OSI obtained such advice as it deemed necessary from qualified professionals.
     Centerview Partners LLC (“Centerview”) is acting as financial advisor to OSI in connection with the Transaction. OSI has agreed to pay us certain fees for our services, portions of which were and are payable during the course of our engagement and a significant portion of which is payable upon consummation of the Offer. In addition, OSI has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We may provide investment banking and other financial services to OSI, Astellas or their respective affiliates in the future, for which we may receive compensation. Centerview has not been engaged to act as an agent or a fiduciary of OSI, any of its affiliates or its stockholders. In the ordinary course of our business, Centerview or its affiliates may, from time to time, make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for our own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, OSI, Astellas and other entities which are or may be involved in the Transaction. The issuance of this opinion was approved by an authorized internal committee.
     Our opinion does not address the relative merits of the Transaction as compared to any strategic alternatives that may be available to OSI or the underlying business decision of OSI to engage in the Transaction. This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Consideration to be paid to the holders of OSI Common Stock (other than Excluded Holders) pursuant to the Transaction and no view or opinion is expressed as to any other terms or any aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction. We express no opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise. We also are not expressing any opinion as to the prices at which OSI Common Stock will trade at any time. Our opinion is necessarily based on

Board of Directors
OSI Pharmaceuticals, Inc.
May 16, 2010

economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.
     It is understood that our advisory services and the opinion expressed herein are provided for the information and benefit of the Board of Directors of OSI (solely in its capacity as such) in connection with its evaluation of the Transaction. This opinion is not intended to and does not constitute a recommendation as to whether or not any holders of OSI Common Stock should tender such OSI Common Stock in the Offer or how to act with respect to the Transaction or any other matter.
     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid in the Transaction to the holders of OSI Common Stock (other than Excluded Holders) is fair to such holders from a financial point of view.

Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex B
[LETTERHEAD OF LAZARD FRÈRES & CO. LLC]
May 16, 2010
The Board of Directors
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, New York 11747
Dear Members of the Board:
     We understand that OSI Pharmaceuticals, Inc., a Delaware corporation (“OSI”), Astellas Pharma Inc., a corporation formed under the laws of Japan (“Astellas”), Astellas US Holding, Inc., a Delaware corporation and wholly owned subsidiary of Astellas (“Astellas Holding”), and Ruby Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Astellas Holding (“Offeror”), propose to enter into an Agreement and Plan of Merger, dated as of May 16, 2010 (the “Agreement”), pursuant to which Astellas will acquire OSI (the “Transaction”). Pursuant to the Agreement, (i) Offeror will amend its previously commenced tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of OSI (“OSI Common Stock”) to reflect, among other things, a revised price of $57.50 per share in cash (the “Consideration” and, such revised offer, the “Offer”), and (ii) subsequent to the consummation of the Offer, Offeror will be merged with and into OSI and each outstanding share of OSI Common Stock not previously tendered, other than shares of OSI Common Stock held by Astellas, Astellas Holding, Offeror and their respective affiliates and holders who are entitled to and properly demand an appraisal of their shares of OSI Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.
     You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of OSI Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.
     In connection with this opinion, we have:
(i)	Reviewed the financial terms and conditions of the Agreement and certain related documents;

(ii)	Reviewed certain publicly available historical business and other financial information relating to OSI, including certain publicly available financial forecasts;

(iii)	Reviewed various financial forecasts and other data and information provided to us by the management of OSI relating to the business of OSI;

(iv)	Held discussions with members of the senior management of OSI with respect to the business and prospects of OSI;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of OSI;

The Board of Directors
OSI Pharmaceuticals, Inc.
May 16, 2010

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of OSI;

(vii)	Reviewed historical stock prices and trading volumes of OSI Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.
     We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of OSI or concerning the solvency or fair value of OSI, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts relating to OSI utilized in our analyses, we have assumed, with the consent of OSI, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of OSI. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. We have relied, with the consent of OSI, on the assessments of the management of OSI as to the validity of, and risks associated with, the products, product candidates and technology of OSI (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto). In connection with our evaluation of OSI’s future financial performance and its valuation, we also have considered, with the consent of OSI, the results of, and feedback from, OSI’s publicly announced process pursuant to which third-party indications of interest were solicited regarding a potential transaction with OSI.
     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of OSI Common Stock may trade at any time.
     In rendering our opinion, we have assumed, with the consent of OSI, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of OSI, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on OSI or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that OSI obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers,

The Board of Directors
OSI Pharmaceuticals, Inc.
May 16, 2010

directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.
     Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to OSI in connection with the Transaction and will receive a fee for such services, portions of which were and are payable during the course of our engagement and a substantial portion of which is contingent upon the consummation of the Offer. In addition, we in the past have provided and in the future may provide investment banking services to OSI, Astellas and their respective affiliates unrelated to the Transaction, for which we have received and may receive compensation, including having acted as financial advisor to Astellas in connection with its proposed acquisition of CV Therapeutics, Inc. in 2009. In the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and our respective affiliates may actively trade securities of OSI, Astellas and their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard.
     Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of OSI (solely in its capacity as such) and our opinion is rendered to the Board of Directors of OSI in connection with its evaluation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which OSI might engage or the merits of the underlying decision by OSI to engage in the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of OSI Common Stock in the Offer or how such stockholder should act with respect to the Transaction or any matter relating thereto.
     Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of OSI Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours, LAZARD FRÈRES & CO. LLC
By	/s/ Stephen Sands
Managing Director

Annex C

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

This Annex C (the “Information Statement”) is being provided as part of Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) of OSI Pharmaceuticals, Inc. (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Astellas Pharma Inc. (“Astellas”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

On March 2, 2010, Ruby Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Astellas US Holding, Inc. (“Holding”), a Delaware corporation and a wholly-owned subsidiary of Astellas, a corporation formed under the laws of Japan, commenced a tender offer to purchase all of the issued and outstanding Shares, at a price of $52.00 net per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Initial Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2010 by Purchaser, Holding and Astellas.

On May 16, 2010, the Company, Astellas, Holding and Purchaser entered into the Merger Agreement pursuant to which, among other things, Astellas, Holding and Purchaser will amend the Initial Offer to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, to offer cash consideration of $57.50 net per Share in cash, without interest (the “Revised Offer Price”), upon the terms and subject to the conditions set forth in the Revised Offer to Purchase (as defined below) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Revised Offer”). On May 19, 2010, Astellas, Holding and Purchaser filed an amendment to their Schedule TO reflecting the terms of the Merger Agreement and filed an amendment and supplement to their offer to purchase reflecting the terms of the Revised Offer as Exhibit (a)(1)(H) to Amendment No. 12 to their Schedule TO (the “Revised Offer to Purchase”).

The Revised Offer is being made pursuant to the Merger Agreement. At the Changeover Time (as defined in the Merger Agreement) pursuant to the terms of the Merger Agreement a change of control of the Company would result. The Merger Agreement provides that, among other things, following the Acceptance Time and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by stockholders of the Company, if and to the extent required by the DGCL, Purchaser will be merged (the “Merger”) with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Holding and each outstanding Share not tendered and purchased pursuant to the Revised Offer (other than Shares held by the Company, Astellas, Holding, Purchaser or stockholders who properly perfect appraisal rights under the DGCL) will be converted into the right to receive, in cash, an amount equal to the Revised Offer Price. The terms of the Merger Agreement are described in greater detail in Item 3 of the Schedule 14D-9 and in Section 6 — “The Merger Agreement” in the Revised Offer to Purchase, which is being mailed to Company stockholders.

The information contained in this Information Statement concerning Astellas, Holding and Purchaser and the Astellas Designees (as defined below) has been furnished to the Company by Astellas, Holding and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

BOARD OF DIRECTORS

General

The Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of Series SRP Junior Participating Preferred Stock, par value $0.01 (the “Rights,” and together with the Common Stock, the “Shares”), issued pursuant to the Rights Agreement, dated as of September 27, 2000, by and between the Company and The Bank of New York Mellon, as Rights Agent (the “Rights Agreement”) are the only classes of stock of the Company outstanding. Under the Company’s Certificate of Incorporation, the holders of the common stock are entitled to elect at 100% of the Board, each Share representing one vote. As of April 30, 2010, there were 61,201,595 Shares outstanding.

The Board currently consists of ten members, and there are currently no vacancies. Each director of the Company holds office until such director’s successor is elected and qualified or until such director’s earlier resignation, retirement or removal.

Designation of Directors and Continuing Directors

The Merger Agreement provides that, after Purchaser accepts for payment Shares validly tendered and not withdrawn pursuant to the Revised Offer (the “Acceptance Time”) and at all times thereafter, Astellas is entitled to elect or designate a number of directors to the Company’s Board proportionate to the percentage of outstanding Shares owned by it as a result of consummation of the Revised Offer. At all times prior to the effective time of the Merger (the “Effective Time”), the Board must include at least three of the members selected by members of the current Board that are “independent directors” under the Nasdaq Marketplace Rules (the “Continuing Directors”). At its meeting held on May 16, 2010, the Board designated Robert A. Ingram, Viren Mehta and Katharine B. Stevenson to serve as Continuing Directors, and all other Board members will resign upon request by Astellas from and after the Acceptance Time.

Following the election or appointment of the Astellas Designees to the Board, until the Effective Time, a majority of the Continuing Directors will be required to approve certain actions, including (i) amendment or termination of the Merger Agreement, (ii) any waiver by the Company under the Merger Agreement and (iii) any other action by the Company with respect to the Offer or the Merger.

The names of, and other certain information about, the Continuing Directors and the other members of the Board can be found under the heading “Directors, Executive Officers, Promoters and Control Persons” below.

The Astellas Designees

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each designee of Astellas (collectively, the “Astellas Designees”) are set forth below. Following the Acceptance Time, Astellas will select its designees, who will represent a majority of the members of the Company’s Board, from the list below. Unless otherwise indicated, the business address of each designee is care of Astellas US Holding, Inc., 3 Parkway North Deerfield, Illinois 60015-2557. All of the designees listed below are citizens of United States of America. Each of Astellas US Technologies, Inc., Astellas Pharma Technologies, Inc., Astellas Pharma Manufacturing, Inc., Astellas Pharma Global Development, Inc., Astellas Pharma US, Inc., Astellas US LLC, Astellas Research Institute of America, Astellas Venture Management LLC, Astellas Venture Capital LLC are wholly owned subsidiaries of Astellas.

Kenneth Scott Aladeen, 49
Designee

Mr. Aladeen has served as President and Chairman of the board of directors for Astellas US Technologies, Inc. (“AUST”) since April 2009. Mr. Aladeen has also served as Chairman of the board of directors for Astellas Pharma Technologies, Inc. (“APT”) since April 2009. From April 2005 through April 2009, Mr. Aladeen served as the President and Chairman of the board of directors for Astellas Pharma Manufacturing, Inc. (“APM”).

William Fitzsimmons, 49
Designee

Mr. Fitzsimmons has served as Senior Vice President of US Development for Astellas Pharma Global Development, Inc. (“APGD”) since April 2008. Prior to this time, Mr. Fitzsimmons served as the Senior Vice President, US Research and Development for Astellas Pharma US, Inc. (“APUS”) from April 2007 through April 2008. From April 2005 through April 2007, Mr. Fitzsimmons served as the Senior Vice President, Business Development for APUS. Mr. Fitzsimmons also currently serves on the board of directors and is Vice Chair, Human Health for iBIO, the Illinois affiliate of the national Biotechnology Industry Organization, positions he has held since 2006.

Linda Friedman, 51
Designee

Since April 2005, Ms. Friedman has served as Secretary for Astellas. Also since April 2005, she has served as Senior Vice President, Secretary and General Counsel for Astellas US LLC (“AUS”). She currently serves as Secretary of Purchaser, APUS, APGD, Agensys, AUST. and APGD and as Assistant Secretary of Urogenix, APT. and Astellas Pharma Canada. From 1997 until 2005, she served as General Counsel and Secretary of Fujisawa USA, Inc., a former subsidiary of Fujisawa (“Fujisawa USA”). From 1998 until 2005, Ms. Friedman also served as Vice President, General Counsel and Secretary of Fujisawa Healthcare. From 2006 until 2007, Ms. Friedman served as Chair of PhRMA Law Section. Ms. Friedman currently serves on the board of directors of Purchaser.

Stephen Knowles, 46
Designee

Mr. Knowles has served as Treasurer of Astellas since October 2009. Mr. Knowles also serves as Vice President, Finance & Procurement of AUS. Prior to this time, Mr. Knowles worked in the Finance and Accounting departments of AUS as Vice President from October 2007 through September 2009 and as Senior Director from April 2005 through September 2007, respectively. Prior to that, from April 2002 through March 2005, Mr. Knowles served as Senior Director, Accounting of Fujisawa Healthcare. Mr. Knowles also currently serves as Treasurer of Purchaser, AUS, APUS, APGD, Agensys, Astellas Research Institute of America, AUST, APT, Astellas Venture Management LLC and Astellas Venture Capital LLC and as Assistant Treasurer of Urogenix and Astellas Pharma Canada. Mr. Knowles currently serves on the board of directors of Purchaser.

Patrick Shea, 45
Designee

Mr. Shea has served as Senior Vice President Sales & Marketing for APUS since October 2007. Prior to this time, Mr. Shea served as Vice President, Community Care for APUS from May 2006. At Ligand Pharma Inc, Mr. Shea served as Vice President, Marketing — Oncology & Pain October 2002 to October 2004 and Vice President Sales and Marketing — Oncology through April 2006.

Collette Taylor, 46
Designee

Ms. Taylor has served as Senior Vice President, Human Resourses and Corporate Administration for AUS since January 2007. From 2009 to present, Ms. Taylor has served on the board of directors and member of the compensation committee of Greeley and Hansen, LLC, a privately held environmental engineering company. Prior to joining AUS, Ms. Taylor served as the Senior Vice President, Human Resources and Administration and General Counsel of Goliath Solutions LLC, a privately held marketing company from January 2006 through December 2006. Ms. Taylor served as Vice President, Human Resources of Mylan Laboratories, Inc. (NASDAQ: MYL) from April 2004 through October 2005.

None of any of the Astellas Designees, has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (excluding matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 14, 2010 (except where otherwise noted) regarding the beneficial ownership of Company common stock by (i) all persons who, to the Company’s knowledge, own more than 5% of the outstanding shares of common stock, (ii) each director, (iii) each named executive officer, and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	No. of Shares
	of Common		Percent of
Name and Address	Stock		Class(1)

York Capital Management Global Advisors, LLC 767 Fifth Avenue, 17th Floor New York, NY 10153	5,564,600	(2)	9.08%
Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	5,179,279	(3)	8.46%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	5,109,191	(4)	8.34%
Vanguard Specialized Funds 100 Vanguard Boulevard Malvern, PA 19355	3,840,873	(5)	6.27%
OZ Management, LP 9 West 57th Street, 39th Floor New York, NY 10019	3,272,640	(6)	5.34%
Linda E. Amper, Ph.D.+	36,977	(7)	*
Santo J. Costa	44,625	(8)	*
Colin Goddard, Ph.D.+	488,348	(9)	*
Robert A. Ingram	97,136	(10)	*
Joseph Klein, III	33,375	(11)	*
Kenneth B. Lee, Jr.	28,500	(12)	*
Pierre Legault+	1,674		*
Gabriel Leung+	138,729	(13)	*
Anker Lundemose, M.D., Ph.D., D.Sc.+	113,731	(14)	*
Viren Mehta	145,145	(15)	*
David W. Niemiec	51,625	(16)	*
Herbert M. Pinedo, M.D., Ph.D.	74,092	(17)	*
Robert L. Simon+	163,885	(18)	*
Katharine B. Stevenson	72,365	(19)	*
John P. White	67,698	(20)	*
All current directors and executive officers as a group (19 persons)	1,745,809	(21)	2.79%

+	The named executive officers consist of the Company’s CEO, CFO and four most highly compensated executive officers other than the CEO and CFO.

*	Represents ownership that does not exceed 1% of the outstanding shares of the Company’s common stock.

(1)	Based on the number of shares of Company common stock issued and outstanding on May 14, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options currently exercisable, or exercisable within 60 days, are deemed beneficially owned by the person holding such options. The percent of the outstanding shares of Company common stock for any person or group who, as of May 14, 2010, beneficially owned any shares pursuant to options which are exercisable within 60 days of May 14, 2010, is calculated assuming all such options have been exercised in full and adding the number of shares subject to such options to the total number of shares issued and outstanding on May 14, 2010. The beneficial ownership totals in this table also include shares of Company common stock issued upon the vesting of deferred stock units that are subject to delivery at a later date pursuant to the deferral election of the deferred stock unit holder. The Company has also included vested and unvested restricted stock granted to a person. Such restricted stock has voting rights, irrespective of vesting.

(2)	The number of shares is based on information provided in a Schedule 13D filed by JGD Management Corp., d/b/a/ York Capital Management, or JGD, and York Capital Management Global Advisors, LLC., or YGA, with the SEC on April 12, 2010. Includes 742,508 shares of OSI common stock directly owned by certain accounts managed by JGD; 1,094,326 shares of common stock directly owned by York Capital Management, L.P.; 1,901,341 shares of common stock directly owned by York Investment Master Fund, L.P.; 556,724 shares of common stock directly owned by York Select, L.P.; 515,737 shares of common stock directly owned by York Select Master Fund, L.P.; 240,031 shares of common stock (which consists of (i) 224,331 shares of common stock and (ii) options to purchase 16,700 shares of common stock) directly owned by York Global Value Master Fund, L.P.; 109,000 shares of common stock directly owned by York Enhanced Strategies Fund, L.P.; 182,325 shares of common stock directly owned by York Asian Opportunities Master Fund, L.P.; 4,935 shares of common stock directly owned by York Long Enhanced Fund, L.P.; and 216,673 shares of common stock directly owned by Jorvik Multi-Strategy Master Fund, L.P. JGD has sole voting power and dispositive power with respect to 742,508 shares. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of these shares. YGA has sole voting power and dispositive power with respect to 4,822,092 shares.

(3)	The number of shares is based on information provided in a Schedule 13G/A filed by Wellington Management Company, LLP with the SEC on April 12, 2010. Wellington Management Company, LLP has shared dispositive power with respect to all of the shares and shared voting power with respect to 1,427,397 shares in its capacity as investment advisor to the clients of Wellington Management LLC.

(4)	The number of shares is based on information provided in a Schedule 13G filed by BlackRock, Inc. with the SEC on January 29, 2010. BlackRock, Inc. has sole voting and dispositive power with respect to all of the shares. BlackRock, Inc. indirectly holds the shares on behalf of its subsidiaries, consisting of BlackRock Asset Management Japan Limited, BlackRock Advisors (UK) Limited, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock International Ltd., and State Street Research & Management Co.

(5)	The number of shares is based on information provided in a Schedule 13G/A filed by Vanguard Specialized Funds with the SEC on February 4, 2010. Vanguard Specialized Funds has sole voting power with respect to all of the shares.

(6)	The number of shares is based on information provided in a Schedule 13D filed by OZ Management, LP with the SEC on April 8, 2010. OZ Management, LP, or OZ, and Och-Ziff Holding Corporation, or

OZHC, which serves as the general partner of OZ, have sole voting and dispositive power with respect to 3,154,183 common shares. Och-Ziff Holding Capital Management Group LLC, or OZM, is a holding company which owns 100% of OZHC and Och-Ziff Holding LLC, or OZHL. As the sole shareholder of both OZHC and OZHL, OZM may be deemed to control voting and dispositive power with respect to the shares. Daniel Och, as Chief Executive Officer of OZM, may be deemed to control voting and dispositive power with respect to all of the shares. The shares reported include 750,000 shares of common stock receivable upon the exercise of call options held by this reporting person.

(7)	Includes 32,651 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(8)	Includes 30,625 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options which includes 18,750 options owned by Mr. Costa’s wife, as to which Mr. Costa disclaims beneficial ownership.

(9)	Includes 397,465 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(10)	Includes 73,000 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(11)	Includes 17,375 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options. Also includes 5,000 shares indirectly held by Joseph Klein, III 5% Charitable Remainder Unitrust U/A dated November 1, 1988. Mr. Klein, as trustee of the Trust, exercises voting and investment control of the shares.

(12)	Includes 21,000 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(13)	Includes 117,630 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(14)	Includes 101,000 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(15)	Includes 63,644 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(16)	Includes 30,625 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(17)	Includes 68,375 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(18)	Includes 143,387 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(19)	Includes 60,875 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(20)	Includes 49,375 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

(21)	Includes 1,374,667 shares that may be acquired at or within 60 days of May 14, 2010, pursuant to the exercise of outstanding options.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Current Board of Directors of the Company

To the extent the Board, following the Acceptance Time, will consist of persons who are not Astellas Designees, the Board is expected to consist of those persons who are currently directors of the Company who do not resign.

The names of the directors, together with their ages and certain other information, are listed below.

Name	Age	Position(s) with the Corporation

Robert A. Ingram	67	Chairman of the Board
Colin Goddard, Ph.D.	50	Director and CEO
Santo J. Costa	64	Director
Joseph Klein, III.	49	Director
Kenneth B. Lee, Jr.	62	Director
Viren Mehta	60	Director
David W. Niemiec	60	Director
Herbert M. Pinedo, M.D., Ph.D.	66	Director
Katharine B. Stevenson	47	Director
John P. White	63	Director

Biographical Information Regarding Directors

Robert A. Ingram was appointed Chairman of the Company’s Board in January 2003 and is Chairman of the Corporate Governance and Nominating Committee. Mr. Ingram serves as a strategic advisor to the Chief Executive Officer of GlaxoSmithKline (plc) effective January 1, 2010 and previously served as Vice Chairman Pharmaceuticals, as well as the Chief Operating Officer and President of Pharmaceutical Operations at GlaxoSmithKline (plc). He began his career in the pharmaceutical industry as a sales representative for the company that would later become Merrell Dow Pharmaceuticals, Inc. He advanced rapidly through sales management at Merrell Dow and into government and public affairs. He left Merrell Dow in 1985 as Vice President of Public Affairs to become Vice President of Government Affairs at Merck & Co., Inc. In 1988, he was promoted to President of Merck Frosst Canada, Ltd. In 1990, Mr. Ingram left Merck to join Glaxo Inc., Glaxo plc’s U.S. subsidiary, as Executive Vice President of Administrative and Regulatory Affairs and assumed a series of increasingly responsible positions, including Group Vice President. He was named Executive Vice President in January 1993, President and Chief Operating Officer in June 1993, President and CEO in March 1994, and Chairman in January 1999. As an Executive Director of Glaxo Wellcome plc, Mr. Ingram had responsibility for operations in North America and Latin America. He was appointed to the global company’s board in May 1995. In October 1997, he became Chief Executive Officer of Glaxo Wellcome with responsibility for worldwide business operations, and added the position of Chairman to his responsibilities. Mr. Ingram graduated from Eastern Illinois University with a B.S. degree in Business Administration. He currently serves on the board of directors of five U.S. public companies: Cree, Inc., Lowe’s Companies, Inc., Edwards Lifesciences Corporation, Allergan, Inc. and Valeant Pharmaceuticals International. Mr. Ingram also serves on the board of directors of HBM BioVentures Ltd., a venture fund that is publicly traded on the SIX Swiss Exchange. In addition, Mr. Ingram previously served on the board of directors of four public companies during the past five years: Wachovia Corporation (from 1997 to 2008), Quintiles Transnational Corp (from 2004 to 2007), Nortel Networks (from 1999 to 2006) and Misys plc. (from 2002 to 2005). Mr. Ingram is currently a General Partner with Hatteras Venture Partners, LLC (formerly, BioVista Capital, LLC), a position he has held since 2007. In addition to his professional responsibilities, Mr. Ingram was asked by former U.S. President George H. Bush to form and chair the CEO Roundtable on Cancer. He was formerly Chairman of the board of trustees of the American Cancer Society Foundation, and is a member of numerous other civic and professional organizations. Mr. Ingram is also a frequent speaker at industry, pharmacy and government seminars. Mr. Ingram has been a director since January 2003. The Company’s Board has concluded that Mr. Ingram’s qualifications to serve as a director of the Company and as Chairman of the Board include his distinguished career as an executive of a global pharmaceutical company and as a member of numerous public company boards. Mr. Ingram is a proven leader at both the management and board level, having served as Vice Chairman and Chief Operating Officer and President of Pharmaceutical Operations of GlaxoSmithKline, and as a result of his current and past service as a director of several prominent public companies, including Wachovia, Lowe’s Companies and Nortel. These experiences have contributed to Mr. Ingram’s excellent communication, strategic planning and Board leadership skills. Mr. Ingram’s experiences have also provided him with an extensive network of industry relationships and contacts that may be of service to the Company.

Colin Goddard, Ph.D., was appointed the Company’s Chief Executive Officer in October 1998. He served as Chairman of the Board from August 2000 to January 2003. He served as the Company’s President from September 1997 to September 2000; Executive Vice President and Chief Operating Officer from September 1996 to September 1997; Vice President, Research Operations from April 1995 to September 1996; Vice President, Research Operations, Pharmaceutical Division from December 1993 to April 1995; Director, Pharmaceutical Operations from April 1993 to December 1993; Director, Drug Discovery from April 1992 to April 1993; and Program Manager, Drug Discovery from April 1991 to April 1992. Dr. Goddard joined the Company as a scientist in January 1989. Dr. Goddard was instrumental in the development of the Company’s oncology and diabetes and obesity franchises and has led the Company’s corporate development, acquisition and financing efforts since becoming President of OSI in 1997. Before joining the Company, Dr. Goddard spent four years at the National Cancer Institute in Bethesda, Maryland. Dr. Goddard serves on the board of directors of PhRMA (the pharmaceutical industry trade association), BIO (the Biotechnology Industry Organization), Abilities!, a New York based charitable organization for the disabled and Zelos Therapeutics, Inc. Dr. Goddard is a member of the CEO Roundtable on Cancer and the American Association for Cancer Research. Dr. Goddard trained as a cancer pharmacologist in Birmingham, U.K. receiving his Ph.D. from the University of Aston, Birmingham, U.K. in September 1985. Dr. Goddard was honored as a D.Sc. from the State University of New York in 2003 and Hofstra University in 2005. He has been a director since October 1998. The Board has concluded that Dr. Goddard’s qualifications to serve as a director of the Company include his scientific and business acumen and his long-standing commitment to the Company and improving the lives of cancer patients. The Board values Dr. Goddard’s comprehensive knowledge and understanding of the Company and industry gained in his over 20 years of service to OSI, including his service as Chief Executive Officer for the past 12 years. As Chief Executive Officer, Dr. Goddard provides the Board with management’s perspective regarding the Company’s day-to-day operations and overall business plan. The Board also values Dr. Goddard’s leadership position in the cancer field, including his service as a member of the CEO Roundtable on Cancer and the American Association for Cancer Research.

Santo J. Costa has been Of Counsel in the life sciences practice at the law firm Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP since August 2007. Prior to joining Smith Anderson, he was Of Counsel at the law firm Williams Mullen Maupin Taylor, P.A. from June 2001 to August 2007. Prior to joining Williams Mullen, Mr. Costa served as President and Chief Operating Officer, and as a member of the board, of Quintiles Transnational Corporation from April 1994 to November 1999. He served as Vice Chairman of Quintiles from December 1999 to May 2001 and as a consultant through December 2001. As President and Chief Operating Officer of Quintiles, Mr. Costa had responsibility for all operating divisions, as well as worldwide business development. Prior to joining Quintiles, Mr. Costa spent 23 years in the pharmaceutical industry. Mr. Costa served as Senior Vice President, Administration and General Counsel of Glaxo Inc. from 1986 to 1993 and was a member of Glaxo’s board from 1992 to 1993. Prior to joining Glaxo, Mr. Costa was U.S. area counsel for Merrell Dow from 1977 to 1986. Mr. Costa currently sits on the board of directors of one other publicly-traded company, Labopharm Inc., where he is Chairman of the Board. In addition, Mr. Costa previously served on the board of directors of four public companies during the past five years: CV Therapeutics, Inc. (from 2001 to 2008), NPS Pharmaceuticals, Inc. (from 1995 to 2007), NeuroMedix Inc. (from 2005 to 2007) and Ribapharm Inc. (from 2003 to 2005). Mr. Costa sits on The Duke Cancer Patient Support Program Advisory Board, the Duke University Medical Center Board of Visitors and the Duke Brain Tumor Advisory Board. Mr. Costa received his B.S. in pharmacy and his J.D. from St. John’s University. Mr. Costa is an adjunct professor in the clinical research program of the Campbell University School of Pharmacy. Mr. Costa has been a member of the Board since June 2006 and Chairman of the Compensation Committee since November 2006. The Board has concluded that Mr. Costa’s qualifications to serve as a director of the Company include his extensive experience as a director, senior executive and legal advisor to numerous public pharmaceutical and life sciences companies. In particular, the Board values the expertise in strategic planning and risk oversight that Mr. Costa has gained as the director of a number of public life science companies, including his current service as Chairman of Labopharm. The Board also values Mr. Costa’s extensive legal expertise gained as a senior legal executive of Glaxo and Merrill Dow.

Joseph Klein, III, is currently Managing Director of Gauss Capital Advisors, LLC, a financial consulting and investment advisory firm focused on biopharmaceuticals, which he founded in March 1998. From September 2003 to December 2008, Mr. Klein also served as a Venture Partner of Red Abbey Venture Partners, LP, a life sciences private equity fund. From September 2001 to September 2002, Mr. Klein was a Venture Partner of MPM Capital, a healthcare venture capital firm. From June 1999 to September 2000, when it merged with WebMD Corporation, Mr. Klein served as Vice President, Strategy, for Medical Manager Corporation, a leading developer of physician office management information systems. For over nine years, from 1989 to 1998, Mr. Klein was a health care investment analyst at T. Rowe Price Associates, Inc., where he was the founding portfolio manager of T. Rowe Price Health Sciences Fund, Inc. Mr. Klein currently serves on the board of directors of three other publicly-traded biotechnology companies: Isis Pharmaceuticals, Inc., PDL BioPharma, Inc. and Savient Pharmaceuticals, Inc. Mr. Klein also serves on the board of directors of The Prospector Funds, Inc., an SEC registered investment company that manages two no-load mutual funds. Mr. Klein previously served on the board of directors of five public companies during the past five years: BioMarin Pharmaceutical, Inc. (from 2005 to 2010), NPS Pharmaceuticals, Inc. (from 1998 to 2007), Clinical Data, Inc. (from 2005 to 2006), Genaissance Pharmaceuticals, Inc. (from 2003 to 2005) and Guilford Pharmaceuticals, Inc. (from 1998 to 2005). Mr. Klein also serves on the boards of several private and non-profit entities. Mr. Klein received a B.A., summa cum laude, in economics from Yale University and an M.B.A. from the Graduate School of Business at Stanford University. Mr. Klein has been a member of the Board since June 2006. The Board has concluded that Mr. Klein’s qualifications to serve as a director include his expertise and education in finance, venture capital investing and investment management, and the perspective he has gained through his service on the board of directors of a number of public life sciences companies. In particular, Mr. Klein’s current and prior service on the audit committees of a number of public companies makes him a valuable member of the Audit Committee. The Board also values Mr. Klein’s experience as a portfolio manager and analyst for an investment management firm and as a partner in two venture capital funds, which provide him with substantial insight into the perspectives of the Company’s investors and analysts and the trends in the pharmaceutical industry.

Kenneth B. Lee, Jr. has over 30 years of experience with technology-based companies. He is a former Ernst & Young partner, where he was employed for 29 years, and was instrumental in the founding and development of the Ernst & Young life science practice in the San Francisco Bay Area. While at Ernst & Young, Mr. Lee served as head of its U.S. Life Sciences Practice and Health Sciences Investment Banking Group, as a Transaction Advisor for its Center for Strategic Transactions, and as Co-Chairman of its International Life Sciences Practice. Mr. Lee is currently a General Partner with Hatteras Venture Partners, LLC (formerly, BioVista Capital, LLC), which he joined in 2003. Prior to that, Mr. Lee served as President of A.M. Pappas & Associates, an international life sciences venture development company. Mr. Lee currently serves on the boards of three other publicly-traded companies: Inspire Pharmaceuticals, Inc., Pozen, Inc. and Maxygen, Inc., and is a member of the audit committees of each of these companies. In addition, Mr. Lee previously served on the board of directors of two public companies during the past five years: CV Therapeutics, Inc. (from 2002 to 2008) and Abgenix, Inc. (from 2003 to 2007). Mr. Lee also serves as a member of the executive committee of the Board of the North Carolina Biotechnology Industry Organization. Mr. Lee received a B.A. degree from Lenoir-Rhyne College and an M.B.A. from the University of North Carolina at Chapel Hill. Mr. Lee has been a member of the Board since June 2007. The Board has concluded that Mr. Lee’s qualifications to serve as a director of the Company include his extensive experience in accounting and finance, with a particular expertise in the life sciences area. Mr. Lee’s prior leadership positions in the life and health science groups at Ernst & Young, and his experience serving as a member of a number of public company audit committees in the life sciences sector, provide him with the skills to assist the Company with careful review and analysis of financial matters, and makes Mr. Lee a valued member of the Audit Committee.

Viren Mehta is the founder and managing member of Mehta Partners, LLC, providing investment, and strategic and financial advice to the global pharmaceutical and biotechnology industries since January 1998. Mehta Partners, and its predecessor Mehta and Isaly, were strategic and financial advisors to the Company from April 1995 to December 2002. Dr. Mehta was a partner of Mehta and Isaly from July 1989 to December 1997. He was also a part of the strategic planning team of the International Division of Merck. Dr. Mehta obtained his Doctor of Pharmacy from the University of Southern California and his M.B.A in International Finance and Marketing from UCLA. Dr. Mehta advises investors and senior managers in the pharmaceutical and biotechnology industry. Dr. Mehta became a director in November 1999. The Board has concluded that Dr. Mehta’s qualifications to serve as a director of the Company include the globally integrated perspective and emerging markets expertise that Dr. Mehta has gained from providing strategic and financial advice to numerous companies in the pharmaceutical and biotechnology industry. Dr. Mehta’s current role as the managing member of Mehta Partners, which offers strategic advisory services to pharmaceutical and biotechnology clients, and his prior experience as a member of the strategic planning team for Merck’s International Division, enables Dr. Mehta to provide the Board with unique insight into the key scientific and business trends within the industry.

David W. Niemiec has, since 2001, been an Advisor to Saratoga Partners, LP, a middle market private equity firm. Mr. Niemiec was a Managing Director of Saratoga Partners from 1998 to 2001. He also held various positions at Dillon, Read & Co. Inc. and its successor firm, SBC Warburg Dillon Read, from 1974 to 1998, including Vice Chairman, Chief Administrative Officer and Chief Financial Officer. From 1989 to 1992, Mr. Niemiec was a member of the board of directors of the National Securities Clearing Corporation. Currently, he is a member of the board of directors of Emeritus Corporation, as well as a director and trustee of 23 portfolios of the Templeton Fund complex, which are internationally oriented mutual funds of the Franklin Templeton Investments group. Mr. Niemiec received his A.B. from Harvard College and his M.B.A. from Harvard Business School. Mr. Niemiec became a director in June 2006. The Board has concluded that Mr. Niemiec’s qualifications to serve as a director include his extensive finance, investment management, venture capital and operations experience. The Board particularly values Mr. Niemiec’s expertise in the review and analysis of financial matters, investment management and risk oversight, gained through his chief financial officer and senior executive roles at a prominent investment bank, and his membership on the board of directors of the National Securities Clearing Corporation, Emeritus Corporation and the Templeton Fund complex. These skills also make Mr. Niemiec a valuable member of the Audit and Investment Committees.

Herbert M. Pinedo, M.D., Ph.D., has been a Professor of Medical Oncology at the VU Medical Center, Amsterdam, The Netherlands, since May 1979. From January 2003 to September 2005, he was President of the Cancer Center, and since September 2005, he has been its honorary Chairman. Dr. Pinedo’s work focuses on translational research, in particular, drug resistance, angiogenesis and immunology. The Cancer Center has a formal collaboration with the Johns Hopkins Oncology Center, School of Medicine. Dr. Pinedo has received numerous international awards including the prestigious Josef Steiner award. He currently serves on the scientific advisory boards of a number of pharmaceutical companies. He is a member of the British Royal Society of Medicine and The Royal Netherlands Academy of Science and Arts, where he was chairman of the board of the Medical Division from July 2003 to July 2005. Dr. Pinedo is founder and past director of the New Drug Development Organization-Oncology (NDDO-Oncology) which is located in Amsterdam. He was the first President of the Federation of European Cancer Societies, and past President to the European Society of Medical Oncology. Dr. Pinedo is the co-founder of the Annals of Oncology and The Oncologist and is the Co-Editor of Current Opinion in Anticancer Drugs. He serves on numerous editorial boards including Clinical Cancer Research. Dr. Pinedo has authored 630 peer reviewed international publications and more than 120 chapters, invited papers or proceedings. Dr. Pinedo has been decorated by the Netherlands Queen with the prestigious Knight of the Order of the Netherlands Lion in 1995 and in 2008 by the Commander of the Order of Orange. Dr. Pinedo serves on the board of directors of OncoMethylome Sciences SA, a molecular diagnostics company traded on the Euronext, and PamGene International B.V., a privately held company. Dr. Pinedo has been a director since June 2004. The Board has concluded that Dr. Pinedo’s qualifications to serve as a director include his distinguished career as a researcher in the oncology field. The Board particularly values Dr. Pinedo’s expertise in oncology and medical research gained through his over 20 year tenure as a professor and his service as a scientific advisor for numerous boards and honorary societies. These experiences enable Dr. Pinedo to effectively assess opportunities and risks in the Company’s research and development programs in both oncology and diabetes and obesity, and advise the Board on significant developments and trends in the oncology field.

Katharine B. Stevenson has served as a director and Chair of the Audit Committee since May of 2005. Ms. Stevenson also serves as a director and member of the audit committee of two public companies, CAE Inc., a global provider of simulation technologies and aviation training, and Open Text Corporation, a provider of Enterprise Content Management (ECM) solutions. Ms. Stevenson served as Treasurer of Nortel Networks Corporation from August 2002 until August 2007. She was responsible for all treasury activity for the corporation including treasury operations, corporate and structured finance, credit, risk management, and pension fund management. Her responsibilities included the management of the corporation’s global banking, insurance, and rating agency relationships. She was previously responsible for business development at Nortel, including mergers and acquisitions, from August 2002 to July 2005. Prior to joining Nortel, Ms. Stevenson was Vice President, Corporation Finance of JPMorgan Chase & Co. (formerly J.P. Morgan & Co.), a global financial services firm, based primarily in New York. She had responsibilities in the financial advisory, risk management, bank financing and corporate finance groups. Ms. Stevenson’s not-for-profit experience is focused on education. She is a Governor and former Chair of the Board of The Bishop Strachan School, a leading Canadian independent day and boarding school for girls. She is also a member of the Board of Governors of Guelph University, one of Canada’s top comprehensive universities. She formerly served as Chair, Vice Chair, Treasurer and Trustee of the Financial Executives International (FEI) Research Foundation. Ms. Stevenson holds a B.A., magna cum laude, from Harvard University. She is also certified with the professional designation (ICD.D) granted by the Institute of Corporate Directors. The Board has concluded that Ms. Stevenson’s qualifications to serve as a director of the Company include her significant finance, treasury and public company experience. The Board values Ms. Stevenson’s expertise in the review and analysis of financial matters, her strong communication skills and the sound judgment and leadership she provides as Chair of the Audit Committee. Ms. Stevenson’s prior role as Treasurer of Nortel, and her current service on two public company audit committees, contributes to her expertise in these areas. Ms. Stevenson’s skills in corporate finance and investment banking also provide the Board with expertise in analyzing the risks and opportunities presented by management with respect to financial transactions.

John P. White is a Senior Partner of the law firm of Cooper & Dunham LLP in New York. His practice primarily focuses on the areas of pharmaceuticals, biotechnology and medical devices, and he has represented companies, start-up ventures and university research centers in patent prosecution, licensing and litigation matters. Mr. White attended the Columbia University School of Engineering, where he earned a B.S. in chemical engineering, the Columbia University School of Graduate Faculties, where he earned an M.A. in chemical biology and a M.Ph. in biophysical chemistry and Fordham University, where he earned his J.D. degree. He is a member of the New York State Bar and is admitted to practice before the U.S. District Courts for the Southern and Eastern Districts of New York, the U.S. Court of Appeals for the Federal Circuit, and the United States Supreme Court. He also is registered to practice before the U.S. Patent and Trademark Office. Mr. White is a member of the Association of the Bar of the City of New York (member, Patent Committee), the American Bar Association, the New York and New Jersey Intellectual Property Law Associations, the American Intellectual Property Law Association, the Federal Bar Council, the Connor Intellectual Property Inn of Court, Southern District of New York, the Rockefeller University Council, the Columbia University Advisory Committee on Science Education and the Licensing Executives Society, and has written and lectured extensively on strategies for optimizing patent protection. Mr. White also serves on the board of directors of Thioltech, Inc., a privately held specialty pharmaceutical company. Mr. White has been a director since May 1985 and is also a director of the OSI Pharmaceuticals Foundation. The Board has concluded that Mr. White’s qualifications to serve as a director of the Company include his extensive experience advising life science companies on the protection and maintenance of their intellectual property, as well as Mr. White’s in-depth knowledge of the Company and industry gained through his 25 years of service on the Board. Mr. White’s expertise gained as a result of advising clients on patent and intellectual property-related matters for over 30 years enables him to assist the Board and management in evaluating the risks and opportunities facing the Company’s intellectual property portfolio.

Other Information Regarding Directors

Ms. Stevenson served as Treasurer of Nortel Networks Corporation until August 2007. In January 2009, Nortel Networks Corporation and subsidiary companies filed voluntary petitions seeking relief from creditors under bankruptcy laws in the United States, Canada and Europe.

Current Executive Officers of the Company

The following is a list of the names and ages of all of the Company’s corporate executive officers and their principal occupation or historical employment:

Name	Age	Position(s)

Colin Goddard, Ph.D.	50	Chief Executive Officer since October 1998; Board member since October 1998; Chairman of the Board from August 2000 to January 2003; President from September 1997 to September 2000; Executive Vice President and Chief Operating Officer from September 1996 to September 1997; Vice President, Research Operations from April 1995 to September 1996; Vice President, Research Operations, Pharmaceutical Division from December 1993 to April 1995; Director, Pharmaceutical Operations from April 1993 to December 1993; Director, Drug Discovery from April 1992 to April 1993; Program Manager, Drug Discovery from April 1991 to April 1992; Staff Scientist from January 1989 to March 1991.
Linda E. Amper, Ph.D.	53	Senior Vice President, Human Resources since October 2007; Vice President, Business Administration and Human Resources from March 2002 to October 2007; Vice President, Human Resources and Administration from April 2001 to March 2002.
Angela M. Davies, M.D., FRCPC	40	Senior Vice President, Chief Medical Officer, Oncology since April 2010; Vice President of Clinical Research from August 2009 to March 2010; Senior Director, Clinical Development from February 2008 to August 2009.
David M. Epstein, Ph.D.	51	Senior Vice President, Chief Scientific Officer, Oncology since April 2010; Senior Vice President, Oncology Research from October 2007 to March 2010; Vice President, Research and Preclinical Development from April 2006 to October 2007.
Pierre Legault	50	Executive Vice President, Chief Financial Officer and Treasurer since December 2008.
Gabriel Leung	48	Executive Vice President and President, Pharmaceutical Business since June 2009; President, (OSI) Oncology from April 2005 to June 2009; Executive Vice President since May 2003.
Anker Lundemose, M.D., Ph.D., D.Sc.	48	Executive Vice President, Corporate Development and Strategic Planning since September 2009; Executive Vice President and President of (OSI) Prosidion from April 2005 to August 2009; CEO of Prosidion from February 2003 to April 2005.
Jonathan Rachman, MBChB, DPhil, MRCP	44	Senior Vice President, Research and Development, Diabetes and Obesity since September 2009; Senior Vice President, Development for Prosidion and Vice President, Clinical Development from April 2005 to August 2009.

Name	Age	Position(s)

Robert L. Simon	65	Executive Vice President, Pharmaceutical Development and Technical Operations since August 2009; Executive Vice President, Pharmaceutical Manufacturing and Development from June 2007 to August 2009; Executive Vice President, Chemistry, Development and Manufacturing from December 2006 to June 2007; Executive Vice President, Core Development and Manufacturing from April 2005 to December 2006; Vice President, Global Regulatory Affairs and CMC from January 2002 to April 2005.
Barbara A. Wood, Esq	48	Senior Vice President since October 2007; Vice President from April 2001 to October 2007; General Counsel since April 2001; Secretary since January 2004.

Biographical Information Regarding Executive Officers

Set forth below is a biographical description of each executive officer based on information supplied by such executive officer:

Colin Goddard, Ph.D., see “Current Board of Directors of the Company.”

Linda E. Amper, Ph.D., was named Senior Vice President, Human Resources in October 2007. Dr. Amper joined the Company in April 2001 as Vice President, Human Resources and Administration. Prior to joining OSI, Dr. Amper served at the New York Blood Center for 23 years, where she was most recently Executive Director and Vice President of Long Island Blood Services, a division of the New York Blood Center from 1998 to 2001, and Vice President Human Resources for the New York Blood Center from 1995 to 1998. Dr. Amper began her career at the New York Blood Center in March 1978, holding various other positions in the organization. Dr. Amper received a B.S. degree in Medical Biology from CW Post College; a Master of Public Administration with a specialization in Health Care, also from CW Post College; and a Ph.D. in Philosophy/Health Administration from Columbia Southern. Dr. Amper is an active member on a number of Long Island area boards, including The Long Island Works Coalition, where she is also a Vice President, The Long Island Association, where she is the Secretary, The Long Island Community Chest and Friends of Karen. Dr. Amper also serves as an Adjunct Professor in the Business Department of Farmingdale State College. She is a graduate and member of the Board of the Energeia Partnership and was named one of the Top 50 Women on Long Island in 2007 and 2009.

Angela M. Davies, M.D., FRCPC, was named Senior Vice President and Chief Medical Officer, Oncology in April 2010. Dr. Davies joined the Company in February 2008 as Senior Director, Clinical Development and was appointed Vice President of Clinical Research in August 2009. Prior to joining OSI, Dr. Davies was a practicing oncologist and Assistant Professor of Medicine at the University of California, Davis Cancer Center. At UC Davis, Dr. Davies ran a lung cancer clinic and a Phase I/developmental therapeutic clinic, was the Principal Investigator on many multi-institutional early phase clinical trials and was a lead investigator in the Southwest Oncology Group (SWOG) Thoracic and Early Therapeutics Committees. Dr. Davies trained in Canada and is a board certified internist and medical oncologist and is a member of the Royal College of Physicians of Canada. In addition to her medical training, she completed post-fellowship training in oncology drug development at the UC Davis Cancer Center. Dr. Davies earned her M.D. degree from McMaster University in Hamilton, Ontario, Canada. She has authored numerous articles in peer-reviewed journals and has been the recipient of honors and awards, including being honored as one of “America’s Best Doctors” in 2006 and 2007 and receiving the SWOG Young Investigators Award in 2003.

David M. Epstein, Ph.D., was named Senior Vice President and Chief Scientific Officer, Oncology in April 2010. Dr. Epstein joined the Company in April 2006 as Vice President, Research and Preclinical Development, and was appointed Senior Vice President, Oncology Research in October 2007. Prior to joining OSI, Dr. Epstein was a principal founder of Archemix Corp., where he was Vice President, Biology and Head of Pharmacology from May 2001 to April 2006, with responsibility for pre-clinical evaluation of aptamer therapeutic agents. Prior to Archemix, Dr. Epstein held various leadership positions in oncology drug discovery at Bayer AG from March 1999 to May 2001, and at GPC Biotech, Inc. (formerly Mitotix Incorporated) from February 1996 to March 1999. Dr. Epstein completed his postdoctoral fellowship in structural biology at The Scripps Research Institute in La Jolla, California focusing on enzyme mechanism and function. He received his Ph.D. from The Graduate Department of Biochemistry at Brandeis University in Waltham, Massachusetts and his B.Sc. in Chemistry from Lewis & Clark College in Portland, Oregon.

Pierre Legault joined the Company as Executive Vice President, Chief Financial Officer and Treasurer in December 2008. Prior to joining the Company, Mr. Legault was Senior Executive Vice President and Chief Administrative Officer of Rite Aid Corporation. From January 2006 to June 2007, Mr. Legault served as Executive Vice President of The Jean Coutu Group (PJC) Inc., with overall management responsibilities for the Brooks Eckerd operations in the United States. Prior to his employment with The Jean Coutu Group, Mr. Legault held several senior positions with Sanofi-Aventis and predecessor companies over a period of 16 years, last serving as Worldwide President of Sanofi-Aventis Dermatology/Dermik. Such prior positions also included: Senior Vice President and Chief Financial Officer of Aventis Pharmaceutical North America from 2000 to 2003; Global Senior Vice-President Finance and Treasury of Hoechst Marion Roussel, Inc. from 1998 to 2000; Vice-President and Chief Financial Officer, North America Finance, Information Services and Administration of Marion Merrell Dow, Inc. from 1997 to 1998; and Vice-President and Chief Financial Officer (Finance, Information Systems and Administration) of Marion Merrell Dow Pharmaceutical Canada from 1990 to 1996. Mr. Legault belongs to several professional associations, including the Finance Executive Institute and the Canadian Institute of Chartered Accountants.

Gabriel Leung was named Executive Vice President and President, Pharmaceutical Business in June 2009. He served as President of (OSI) Oncology from April 2005 to June 2009. Mr. Leung joined the Company in May 2003 as Executive Vice President and President, Oncology Business. Prior to joining the Company, Mr. Leung was Group Vice President of Global Prescription Business at Pharmacia Corporation where he was employed from February 1999 to May 2003 and was a member of the CEO’s Operating Committee from May 2001 to April 2003. He headed Pharmacia’s Global Oncology Franchise where his responsibilities included medical affairs, marketing and sales worldwide in over 80 countries. Mr. Leung also co-chaired the Oncology Development Committee, which oversaw all oncology research and development projects and portfolio strategies. Prior to his employment with Pharmacia, Mr. Leung was at Bristol-Myers Squibb Company where he led the growth of Taxol® and Paraplatin® into the then first and second best-selling chemotherapeutic agents in the United States. Mr. Leung is a pharmacist and trained at the University of Texas at Austin where he earned his B.S. degree with High Honors. He attended graduate school at the University of Wisconsin-Madison where he earned his M.S. degree in Pharmacy, with a concentration in pharmaceutical marketing. Mr. Leung is an active member of C-Change, a national initiative chaired by former U.S. President George H. Bush and Mrs. Barbara Bush with the goal of reducing cancer mortality and incidence in the United States. Mr. Leung is also a member of the CEO Roundtable on Cancer, under which he serves as Vice-Chair of its Life Sciences Consortium. In January 2007, Mr. Leung was appointed by the Director of the National Cancer Institute as a member of the NCI Clinical Trial Advisory Committee.

Anker Lundemose, M.D., Ph.D., D.Sc. (Medicine), was named Executive Vice President, Corporate Development and Strategic Planning in September 2009. From April 2005 to August 2009, Dr. Lundemose served as Executive Vice President and President of (OSI) Prosidion, the Company’s wholly-owned U.K.-based diabetes and obesity subsidiary. He served as the CEO of Prosidion from February 2003 to April 2005. Dr. Lundemose is co-founder of several companies including Symphogen A/S. He has broad and extensive experience within medical sciences and business obtained from his positions held in both academia and the biotechnology and pharmaceutical industries. Previous positions include CEO of Pantheco A/S from December 1998 to January 2003; Associate Director, Business Development, Novo Nordisk from October 1997 to November 1998; Manager, Business Development, Novo Nordisk from January 1996 to September 1997; and Head of Diabetes Biology, Novo Nordisk from June 1994 to December 1995. Dr. Lundemose serves on the board of directors of TopoTarget A/S., a biotech company that is publicly traded on the OMX Nordic Exchange in Copenhagen. He received an M.D. in 1988 from the University of Aarhus, Denmark and from

1988 to 1992, under sponsorship from The Wellcome Trust, studied a Post Doctorate at the University of Birmingham, England. He obtained a Ph.D. degree (Molecular Microbiology) in 1990 and a D.Sc. degree in 1994, both from the University of Aarhus, Denmark. Dr. Lundemose holds a Diploma in “Management of Drug and Device Development” from the Scandinavian International Management Institute. Dr. Lundemose is a member of the American Diabetes Association and the Oxfordshire Bioscience Network Advisory Board. He is also a member of the board of directors of Prosidion Limited and OSI Pharmaceuticals (UK) Limited.

Jonathan Rachman, MBChB, DPhil, MRCP, was named Senior Vice President, Research and Development, Diabetes and Obesity in September 2009. From April 2005 to August 2009, Dr. Rachman served as Vice President, Clinical Development and then Senior Vice President, Development for Prosidion. Prior to joining the Company, Dr. Rachman was at Eli Lilly and Company from June 2001 to March 2005, where he served as a Clinical Research Physician in diabetes and then as Lead Clinical Research Physician for Specialist Care. While at Eli Lilly, Dr. Rachman contributed to the diabetes-focused GLP-1 program and the European Phase III study designs for Byetta® (exenatide), Amylin Pharmaceuticals, Inc.’s GLP-1 analog, which was being jointly developed with Eli Lilly. Prior to working at Eli Lilly, Dr. Rachman was at Pfizer, Inc. from July 1997 to May 2001, where he served as Clinical Project Manager and then Director, Early Therapeutic Area Leader in Pfizer’s European Experimental Medicine Research and Development facility. Dr. Rachman started his medical career in Cape Town, South Africa, where he earned his medical degree as well as a bachelor of science with honors in medical biochemistry. After acquiring membership with the Royal College of Physicians, he spent three years completing his doctorate at the University of Oxford’s Diabetes Research Laboratories, where his research focused on the effects of existing and novel therapeutic agents, including GLP-1, on beta-cell function in type 2 diabetes. Dr. Rachman holds a UK diploma in Pharmaceutical Medicine and is a member of the Faculty of Pharmaceutical Medicine of the Royal College of Physicians.

Robert L. Simon was named Executive Vice President, Pharmaceutical Development and Technical Operations in August 2009. He served as Executive Vice President, Pharmaceutical Manufacturing and Development from June 2007 until August 2009. Prior to that, Mr. Simon served as Executive Vice President, Chemistry, Manufacturing and Development. He was named Executive Vice President, Core Development and Manufacturing in April 2005. He joined the Company in January 2002 as Vice President of Global Regulatory Affairs and CMC. Mr. Simon served with Gilead Sciences, Inc. as Vice President Global Regulatory Affairs from July 2000 to December 2001. Prior to that, Mr. Simon served as Vice President, Worldwide Regulatory Affairs at Bristol-Myers Squibb Company from November 1997 to July 2000. At Bristol-Myers Squibb, he was responsible for all Chemistry, Manufacturing and Controls (CMC) regulatory activities worldwide for both marketed products and new drug registration. From January 1987 to October 1997, Mr. Simon held various other regulatory affairs positions at Bristol-Myers Squibb. Mr. Simon holds a B.S. degree in Chemistry from California State University and has had Executive Management training from the Levinson Institute. He also helped co-found the Regulatory Sciences Section of the American Association of Pharmaceuticals Scientists.

Barbara A. Wood, Esq., was named Senior Vice President, General Counsel and Secretary in October 2007. From April 2001 to September 2007, Ms. Wood was Vice President and General Counsel and has served as Secretary since January 2004. Prior to joining the Company, Ms. Wood was a partner at Squadron, Ellenoff, Plesent and Sheinfeld, LLP, a New York law firm which is now part of Hogan & Hartson LLP, where she commenced her legal career in September 1987. While at Squadron, Ms. Wood specialized in mergers and acquisitions, licensing and securities law matters. She holds a B.A. degree in classics and economics from Connecticut College and a law degree from Columbia Law School where she was a Harlan Fiske Stone Scholar. She is a member of the board of directors of the New York Biotechnology Association.

Review, Approval or Ratification of Transactions with Directors and Related Persons

The Company has written policies and procedures to address potential or actual conflicts of interest and the appearance that decisions are based on considerations other than the best interests of the Company that may arise in connection with transactions with certain persons or entities. These policies and procedures are, in certain respects, more comprehensive than the applicable SEC and Nasdaq rules. The Company’s “Policies and Procedures with Respect to Agreements and Arrangements between directors and the Company and Related Person Transactions” operates in conjunction with the Company’s Code of Conduct and is applicable to agreements, transactions and other arrangements between the Company and directors of the Company and Related Person Transactions, as defined in the Company’s policy.

A Director Agreement is any transaction, agreement or arrangement between the Company and a person who is a current director of the Company or a nominee to become a director of the Company or any firm, corporation or other entity in which the director or director nominee is employed by or is a partner or principal or in a similar position in or in which such person has a 10% or greater beneficial ownership interest, which provides a direct or indirect financial benefit to such director or director nominee. All Director Agreements are considered by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee may then recommend the Director Agreement to the full Board for approval.

A Related Person Transaction is a transaction, arrangement or relationship in which (a) the Company is a participant; (b) the amount involved exceeds $120,000 and (c) any Related Person has or will have a direct or indirect interest. A Related Person includes (i) any person who is or was at the beginning of the fiscal year, a director, director nominee or executive officer of the Company; (ii) any person who is known to be the beneficial owner of more than 5% of the Company’s voting securities; (iii) any immediate family member (as defined in the SEC rules and regulations) of the foregoing; or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

All Related Person Transactions are subject to review and approval or ratification by the Corporate Governance and Nominating Committee. The Company’s legal department prepares and maintains schedules of Related Persons and requests and reviews information from directors, director nominees and executive officers regarding relationships that may potentially fall within the definition of Related Person Transactions. In addition, the Company’s legal department reviews all agreements into which the Company enters against the Related Persons schedules to determine whether further review of the agreement is warranted by the General Counsel who will then determine whether the transaction should be reviewed by the Corporate Governance and Nominating Committee or under certain circumstances, as determined by the General Counsel in consultation with the Chief Executive Officer or the Chief Financial Officer, by the Chair of the Corporate Governance and Nominating Committee.

As part of the review process, the General Counsel and the Corporate Governance and Nominating Committee will take into account, among other factors deemed appropriate, the Related Person’s relationship to the Company and interest in and the value of the transaction; the benefits of the transaction to the Company; the availability of other sources of comparable products or services; and whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. The Corporate Governance and Nominating Committee, or the Chair, will approve only those Related Person Transactions that are in, or not inconsistent with, the best interests of the Company and its stockholders.

The Company’s General Counsel, in consultation with the Company’s Chief Executive Officer or Chief Financial Officer, is charged with presenting for ratification to the Corporate Governance and Nominating Committee, or the Chair, any Related Person Transaction that has not been previously approved or ratified. Transactions involving ongoing relationships with Related Persons are reviewed and assessed annually by the Corporate Governance and Nominating Committee to determine if they are in the best interests of the Company and its stockholders to continue, modify or terminate the Related Person Transactions. In addition, other than non-discretionary contributions, all proposed charitable contributions or pledges of charitable contributions by the Company in which a related person has an interest are subject to review and approval or ratification by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee’s activities with respect to the review and approval or ratification of all Related Person Transactions are reported periodically to the Board.

For the fiscal year ended December 31, 2009, the Corporate Governance and Nominating Committee reviewed all Related Person Transactions pursuant to the policy described above. For the fiscal year ended December 31, 2009, the Corporate Governance and Nominating Committee found that there were various relationships as described below under “Director Independence,” although, however, these relationships are not related person transactions under applicable SEC and Nasdaq rules.

DIRECTOR INDEPENDENCE

An “independent” director is a director who meets the criteria for independence as required by Nasdaq’s listing standards and applicable SEC rules and regulations, which includes an affirmative determination of independence by the Board. The Board has determined that each of the current directors of the Company is independent, with the exception of Dr. Goddard, the Company’s Chief Executive Officer.

Certain of the Company’s directors are, or have been, affiliated with organizations with which the Company has, or has had in the past, business relationships. Messrs. Ingram and Lee are General Partners of Hatteras Venture Partners, an entity involved in the formation and management of biopharmaceutical investment funds. Hatteras, through one or more of its funds, holds an interest in HBM Partners AG — an affiliate of HBM BioVentures AG, an entity in which the Company owns a minority interest. Mr. Ingram is also a member of the board of directors of HBM BioVentures. The Company entered into an agreement with HBM Partners to collaborate on venture investments and other transactions involving promising companies, compounds, products and technologies in the oncology and diabetes and obesity fields. Hatteras also owns an interest in PhaseBio Pharmaceuticals, Inc. The Company made an equity investment in PhaseBio and also purchased an option to acquire certain intellectual property for which it will be required to pay milestones and royalties upon occurrence of certain clinical and regulatory events and successful development and commercialization of products. Mr. Costa serves on the boards of directors of the Duke Cancer Patient Support Program and the Duke University Brain Tumor Advisory Board; in addition, Messrs. Costa and Ingram serve on the Board of Visitors of Duke University Medical Center. The Company selected Duke for one of its clinical studies for which Duke receives reimbursement from the Company for the costs of the studies. The Company also has a research agreement with the American College of Surgeons Oncology Group, or ACOSOG, an institution managed by Duke, for which ACOSOG receives fees for research. Dr. Granner, a former director during fiscal year 2009, is Chairman of Prosidion’s Scientific Advisory Board and receives a consulting fee for this service. Dr. Granner is also Director Emeritus of Vanderbilt Diabetes Center at Vanderbilt University, with which the Company is party to certain research and clinical trial agreements with Vanderbilt University. The Company also had a consulting agreement with Dr. Granner in 2009, pursuant to which he provided consulting services with respect to strategy regarding the Company’s diabetes and obesity research and development programs and general corporate initiatives. The Company had a consulting agreement with Dr. Pinedo, pursuant to which he provided advisory services related to the Company’s oncology clinical development programs. Dr. Pinedo received an hourly fee and reimbursement for reasonable travel time and expenses for these services. Mr. White is a partner at Cooper& Dunham LLP, a law firm that provides legal services to the Company.

The Board has evaluated the relationships of Messrs. Costa, Ingram, Lee and White and Dr. Pinedo described above and has concluded that each relationship does not interfere with their respective exercise of independent judgment as directors and thereby complies with all applicable SEC and Nasdaq rules and regulations concerning independence. Additionally, each of the Audit, Compensation and Corporate Governance and Nominating Committees are made up solely of independent directors under the SEC and Nasdaq rules. In accordance with SEC rules and regulations and Nasdaq listing standards, all Audit Committee members meet additional applicable independence standards.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than 10 percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10 percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

During 2009, there were no late Form 4 filings made by the Company’s directors, other than as described below with respect to Dr. Goddard. Due to an administrative error, there were eight late Form 4 filings made by the Company’s executive officers; one each for Drs. Goddard, Amper, Lundemose and Rachman, Messrs. Legault, Leung and Simon and Ms. Wood. In making these disclosures, the Company has relied on written representations of the directors and executive officers and copies of the reports that the Company has filed on their behalf with the SEC.

CORPORATE GOVERNANCE

Board of Directors and Standing Committees

The Board held 12 meetings during 2009. None of the directors attended fewer than 75% of the aggregate of: (i) the total number of meetings of the Board held during the period he or she was a director; and (ii) the total number of meetings held by all committees of the Board on which he or she served during the periods that he or she served.

The Board conducts its business through meetings of the Board and the following standing committees: Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, Investment Committee, Oncology Committee and Prosidion Committee. The standing committees regularly report on their activities and actions to the full Board.

The table below sets forth the current members of the Board and Board committees.

Corporate
Governance and
Name	Board	Audit	Nominating	Compensation	Investment	Oncology	Prosidion

Robert A. Ingram	Chair		Chair	✓
Colin Goddard, Ph.D.	✓					✓	✓
Santo J. Costa	✓		✓	Chair
Joseph Klein, III	✓	✓			✓	✓	✓
Kenneth B. Lee, Jr.	✓	✓			✓	✓
Viren Mehta	✓		✓	✓	✓		✓
David W. Niemiec	✓	✓	✓		Chair
Herbert M. Pinedo, M.D., Ph.D.	✓					Chair	Chair
Katharine B. Stevenson	✓	Chair	✓	✓
John P. White	✓					✓	✓

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with the rules of the Securities and Exchange Commission (the “SEC”), in particular the rules under Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, and Nasdaq. The Audit Committee currently consists of Ms. Stevenson, as Chair, and Messrs. Klein, Lee, and Niemiec. The Board has determined that Ms. Stevenson, the Chair of the Audit Committee, possesses the attributes of an audit committee financial expert under the rules of the SEC and Nasdaq. The Audit Committee held 12 meetings during the last fiscal year.

The Audit Committee charter was amended in April 2010 to take into account a technical correction as a result of a rule change. A copy of the Audit Committee charter is currently available to security holders on the Company’s website at www.osip.com.

The primary function of the Audit Committee is to assist the Board in fulfilling its fiduciary responsibilities to the stockholders, potential stockholders and investment community by overseeing the integrity of the Company’s financial statements, including the financial reporting processes, internal accounting and financial controls. In so doing, it is the responsibility of the Audit Committee to foster free and open means of communication among the directors, the independent registered public accounting firm and the Company’s financial management. The Audit Committee has the sole authority to, among other things, (i) appoint and dismiss the Company’s independent registered public accounting firm, and (ii) approve the amount of fees and other terms of any engagement by the Company of the independent registered public accounting firm. The Audit Committee’s responsibilities include (i) pre-approving all audit and permitted non-audit services to be performed by the independent registered public accounting firm subject to such procedures as are established by the Audit Committee, (ii) obtaining and reviewing, at least annually, a report by the independent registered public accounting firm describing the firm’s internal quality-control procedures and any material issues raised by the most recent internal quality control or peer review of the firm, (iii) actively engaging in a dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm, and (iv) reviewing and approving policies of hiring employees or former employees of the independent registered public accounting firm. The Audit Committee also oversees the annual and quarterly financial reporting processes by reviewing annual reports on Form 10-K and quarterly reports on Form 10-Q, and discussing with management earnings press releases. The Audit Committee also has responsibilities with respect to compliance matters such as a review of the Company’s Code of Conduct, establishment of procedures regarding complaints of accounting, internal accounting controls, or auditing improprieties and investigations of such complaints.

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which currently consists of Mr. Ingram, as Chair, Messrs. Costa and Niemiec, Dr. Mehta and Ms. Stevenson.

The Corporate Governance and Nominating Committee held four meetings during the last fiscal year. A copy of the Corporate Governance and Nominating Committee charter is currently available to security holders on the Company’s website at www.osip.com.

The principal functions of the Corporate Governance and Nominating Committee are to review and select candidates for nomination to the Board as well as review and oversee the Company’s corporate governance practices and affairs. With respect to nominees to the Board, the Corporate Governance and Nominating Committee will consider director candidates recommended by the Company’s stockholders. To the extent stockholders wish to nominate directors for inclusion in the Company’s proxy statement, such nominations may be submitted by any stockholder entitled to vote for the election of directors in writing, received by the Secretary no earlier than 120 days and no later than 90 days prior to the anniversary date of the preceding year’s annual meeting. Such recommendations or notices of nomination must set forth (i) all information relating to each nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder. With respect to nominations, notices of nominations must include the written consent of each nominee to being named in the proxy statement as a nominee and to serving as a director if elected. In addition, stockholders submitting nominations must provide certain information pertinent to them. In making recommendations or nominations, stockholders must adhere to all of the required procedures set forth in the Company’s Second Amended and Restated Bylaws, a copy of which has been filed with the SEC and is currently available to security holders on the Company’s website at www.osip.com. Stockholders should also consider the minimum qualifications determined by the Board for board members as noted in the following paragraph.

The Board has also established certain minimum qualifications for board members, including being at least 21 years old and possessing (1) the ability to read and understand corporate financial statements, (2) relevant business experience and professional skills, (3) high moral character and personal and professional integrity, and (4) the willingness to commit sufficient time to attend to his or her duties and responsibilities as a director of a public corporation. In addition, the Corporate Governance and Nominating Committee may consider a variety of other qualities and skills, including (i) expertise in drug research, development and/or commercialization, (ii) the ability to exercise independent decision-making, (iii) the absence of conflicts of interest, (iv) diversity of gender, ethnic background, country of citizenship and experience, and (v) the ability to work effectively with other directors in collectively serving the long-term interests of all stockholders. Nominees must also meet any applicable requirements of SEC regulations, state law, and the Company’s charter and bylaws.

The Corporate Governance and Nominating Committee has established a process for identifying and evaluating nominees for director. The Corporate Governance and Nominating Committee will annually assess the qualifications, expertise, performance and willingness to serve of existing directors. If at this time or at any other time during the year the Board determines a need to add a new director with specific qualifications or to fill a vacancy on the Board, the Chair of the Corporate Governance and Nominating Committee will then initiate the search, working with staff support and seeking input from other directors and senior management, considering nominees previously submitted by stockholders, and, if deemed necessary or appropriate, hiring a search firm. An initial slate of candidates satisfying the specific qualifications, if any, and otherwise qualifying for membership on the Board, will then be identified and presented to the Corporate Governance and Nominating Committee by the Committee Chairman. The Corporate Governance and Nominating Committee will then prioritize the candidates and determine if the Corporate Governance and Nominating Committee members, other directors or senior management have relationships with the preferred candidates and can initiate contacts. If not, contact would be initiated by a search firm. To the extent feasible, all of the members of the Corporate Governance and Nominating Committee and the Chief Executive Officer will interview the prospective candidate(s). Evaluations and recommendations of the interviewers will be submitted to the Corporate Governance and Nominating Committee for final evaluation. The Corporate Governance and Nominating Committee will meet to consider such recommendations and to approve the final candidate. The Corporate Governance and Nominating Committee will evaluate all nominees for director, including nominees recommended by a stockholder, on the same basis.

With respect to the review and oversight of corporate governance practices and affairs, the Corporate Governance and Nominating Committee has, among others, the following responsibilities and duties: (i) develop and periodically review the Company’s corporate governance practices and principles; (ii) evaluate the effectiveness of the Board and make recommendations relating to practices, policies and performance of the Board; (iii) periodically review and assess the structure of the Board and committee functions and composition, including recommending committee assignments for directors and Chairs of committees and overseeing annual self-evaluations of the Board and the committees; (iv) review directorships in other public companies by or offered to directors; (v) review and revise policies for director tenure and retirement; (vi) review, analyze and report to the Board all relationships of the directors with the Company that could impair their independence as defined by applicable SEC and Nasdaq rules and regulations in order to assist the Board with its responsibility to make an affirmative determination regarding the independence of directors; (vii) review and consider conflicts of interest regarding Board members and executive officers and approve related person transactions; and (viii) establish and monitor, as appropriate, director orientation and recommend and monitor continuing education programs for members of the Board.

Compensation Committee

The Board has a Compensation Committee, which currently consists of Mr. Costa, as Chair, Mr. Ingram, Dr. Mehta and Ms. Stevenson. The Compensation Committee held seven meetings during the last fiscal year. A copy of the Compensation Committee charter is currently available to security holders on the Company’s website at www.osip.com.

Under the charter, the Compensation Committee is authorized to exercise all power and authority of the Board with respect to the compensation of employees, including the Company’s executive officers and non-employee directors. The Compensation Committee also administers the Company’s stock and other incentive equity plans. The Compensation Committee has the authority to delegate any or all of its powers and authority to one or more subcommittees. The Charter also allows the Compensation Committee to delegate administrative responsibilities to executive officers.

The Compensation Committee’s approval of executive compensation is based on a report prepared by the Chief Executive Officer and the Senior Vice President of Human Resources, which consists of a detailed analysis, evaluation and recommendation for the compensation of the executive officers (other than the Chief Executive Officer). Compensation decisions are then made by the Compensation Committee after reviewing the report and after discussing the recommendations with the Chief Executive Officer. For a more detailed discussion of this process, please see the discussion in the “Compensation Discussion and Analysis” section herein.

In addition, as part of the Compensation Committee’s oversight of executive compensation, the Compensation Committee has the authority, to the extent it deems necessary or appropriate, to retain independent compensation consultants and other professional advisors to assist it in carrying out its responsibilities. The Compensation Committee continued in 2009 to engage Radford, a division of Aon Consulting, Inc., as an independent compensation consultant to advise the Compensation Committee on matters related to the compensation of the non-employee directors, executive officers and other employees. Radford reports and is directly accountable to the Compensation Committee and acts upon the Compensation Committee’s directions and instructions. For a more detailed discussion of this relationship, please see the discussion in the “Compensation Discussion and Analysis” section herein.

Investment Committee

The Board has an Investment Committee, which currently consists of Mr. Niemiec, as Chair, Messrs. Klein and Lee and Dr. Mehta. The Investment Committee held two meetings during the last fiscal year.

In addition to its Investment Policy Statement, the Board adopted a charter for its Investment Committee. A copy of the Investment Committee charter is currently available on the Company’s website at www.osip.com. Under the charter, the Investment Committee is authorized to exercise all power and authority of the Board with respect to the oversight of management’s investment of the Company’s cash and short term investments pending deployment of such cash and short term investments in the operation of the business of the Company. The Investment Committee has the authority to retain special legal, accounting or other consultants for advice, may request any other director, officer or employee of the Company or the Company’s outside counsel to attend meetings of the Investment Committee or to meet with any members of, or consultants to, the Investment Committee and may form and delegate any or all of its powers and authority to subcommittees when appropriate.

Scientific Advisory Committees

The Board has two standing scientific advisory committees in the areas of oncology and diabetes and obesity — the Oncology Committee and the Prosidion Committee. The Oncology Committee currently consists of Dr. Pinedo, as Chair, Dr. Goddard, and Messrs. Klein, Lee and White, and the Prosidion Committee currently consists of Dr. Pinedo, as Chair, Drs. Goddard and Mehta, and Messrs. Klein and White. These committees assist the Board in fulfilling its fiduciary responsibilities by providing technical and scientific oversight of the Company’s oncology and diabetes and obesity businesses, respectively, through access to detailed briefings from the Company’s senior management.

Director Policies

Policy Regarding Attendance at Annual Meetings. The Company encourages, but do not require, the Board members to attend the annual meeting of stockholders. All of the directors attended the Company’s 2009 Annual Meeting of Stockholders.

Retirement Age Policy for Members of the Board. The Board approved a retirement age policy for members of the Board effective as of January 1, 2007. Upon reaching the age of 72, a director is required to submit a letter of resignation to the Chairman of the Board. Upon receipt of a letter of resignation, the Chairman of the Board will refer the letter to the Corporate Governance and Nominating Committee of the Board for consideration. If the Corporate Governance and Nominating Committee, in its discretion, believes that there are circumstances which would justify waiver by the Board of the normal retirement age, it will so recommend to the Board, and the Board will promptly consider such recommendation. If the Board, following a recommendation by the Corporate Governance and Nominating Committee, decides to waive the normal retirement age for a director, such director’s letter of resignation will be deemed to have been withdrawn, and such director shall continue to serve until the next annual meeting of stockholders, assuming that such director is so willing to serve. If the Board fails to act within 30 days following receipt by the Chairman of the Board of the letter of resignation, the letter of resignation shall be deemed to have been accepted as of the 30th day following such receipt.

Security Holder Communications with the Board

The Company has established procedures for security holders to communicate directly with the Board on a confidential basis. Security holders who wish to communicate with the Board or with a particular director may send a letter to the Secretary at OSI Pharmaceuticals, Inc., 420 Saw Mill River Road, Ardsley, New York 10502. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Security Holder-Board Communication” or “Security Holder-Director Communication.” All such letters must identify the author as a security holder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the directors addressed.

If a security holder wishes the communication to be confidential, such security holder must clearly indicate on the envelope that the communication is “confidential.” The Secretary will then forward such communication, unopened, to the Chairman of the Board.

Board Leadership

Since January 2003, the Company has separated the roles of Chief Executive Officer and Chairman of the Board (“Chairman”). Currently, Dr. Goddard serves as the Chief Executive Officer, a position he has held since October 1998, and Mr. Ingram serves as the Company’s Chairman, a position he has held since January 2003. Although there are no requirements to have a separate Chief Executive Officer and Chairman, the Company believes it is good corporate governance practice to do so.

By splitting the roles of Chief Executive Officer and Chairman, the Company believes that each individual can better focus on his key responsibilities to the Company. The Chairman’s primary responsibility is to lead the Board in its fundamental roles of strategic planning, risk oversight and succession. As a result, the Chief Executive Officer can more effectively focus on the day-to-day management of the Company’s business, without the added responsibility of leading the Board. The Company’s Chief Executive Officer and Chairman have an excellent working relationship. They regularly communicate regarding strategic and corporate matters as well as matters that affect the effectiveness of the Board, senior management and the Company as a whole. By providing specific roles for the Chief Executive Officer and Chairman in Sections 5.6 and 5.7 of the Company’s Second Amended and Restated Bylaws, the Company strives to eliminate duplication of effort between the Chief Executive Officer and Chairman. Having Mr. Ingram serve as Chairman provides strong leadership for the Board, while also positioning Dr. Goddard, the Chief Executive Officer, as the leader of the Company for its customers, employees and stockholders.

Risk Oversight

While the Company’s management is responsible for the day-to-day management of the risks that the Company faces, the Board, as a whole and through its committees, has responsibility for overall risk oversight. A fundamental aspect of risk oversight includes not only understanding the material risks to the business and what steps management is taking or should be taking to manage those risks, but also understanding and determining the appropriate level of risk appetite for the Company. The key role played by the full Board in setting the Company’s overall business strategy, including the Board’s role in reviewing and approving the Company’s annual business plan, represents the primary means by which the Board defines for the Company’s management what constitutes an appropriate level of risk for the Company.

The Board performs its risk oversight function in several ways. The Board monitors, reviews and reacts to strategic and corporate risks through reports by management, the Senior Director of Compliance, the Senior Director of Government Affairs, the Associate Director of Compliance and through committees of the Board. The Board does not have a separate risk committee, but instead believes that the entire Board is responsible for overseeing the Company’s risk management with the assistance of management, its outside advisors and the Board committees. The Senior Director of Compliance assists the Board in fulfilling its oversight responsibility in areas that include regulatory and healthcare compliance, while the Senior Director of Government Affairs assists with public policy issues that affect the Company. The Associate Director of Compliance assists the Board with its review and assessment of the effectiveness of the Company’s internal controls and compliance with key processes and procedures.

The Board also fulfills its risk oversight responsibilities through its committees. The Audit Committee focuses on financial risks, including reviewing the effectiveness of the Company’s internal controls, conducting a detailed review of the financial portions of the Company’s periodic SEC reports, approving the independent auditor and the annual audit plan, receiving periodic reports from the Company’s independent auditor and internal auditor, the Associate Director of Compliance, and assessing the Company’s corporate insurance program.

The Company’s Compensation Committee monitors the risks related to the Company’s compensation policies and practices, with input from management and its independent outside compensation consultant, Radford. In 2009 and 2010, the Compensation Committee reviewed the Company’s compensation policies and practices to determine whether such polices and practices subject the Company to unnecessary risk or could potentially motivate employees to take excessive risk. In 2010, to assist the Compensation Committee in its assessment, the Company’s management and Radford conducted a comprehensive review of the compensation policies and practices and reported to the Compensation Committee their findings regarding the following matters and their propensity to encourage excessive risk taking: compensation and whether it is linked to overall corporate goals; relative amount of total cash compensation to long-term incentive compensation; bonus awards and the level of discretion in granting the awards; the structure of the equity plan; the performance metrics for the equity plan; and the timing of prospective compensation payments. There was also a review of risk-mitigating factors. As a result of the review, the Company’s management and the Compensation Committee have concluded that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board has prepared the following report on its activities with respect to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2009.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements, the maintenance of appropriate accounting and financial reporting practices and policies, as well as internal controls and procedures designed to provide reasonable assurance that the Company is in compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for planning and performing an independent audit of the Company’s consolidated financial statements and for determining the effectiveness of the Company’s internal control over financial reporting in accordance with auditing standards prescribed by the Public Company Accounting Oversight Board and to issue reports thereon. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America. The Audit Committee, on behalf of the Board, monitors and reviews these processes, acting in an oversight capacity relying on the information provided to it and on the representations made to it by the Company’s management, the independent registered public accounting firm and other advisors.

The Audit Committee held 12 meetings during fiscal 2009, including meetings with management and KPMG LLP, the Company’s independent registered public accounting firm, at which the Company’s quarterly financial statements were reviewed in advance of their public release. Periodically during its meetings, the Audit Committee met in executive sessions (i.e., without management present) with representatives of KPMG LLP and also met in executive sessions with the Company’s Chief Financial Officer, General Counsel and Corporate Controller.

The Audit Committee has reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended December 31, 2009. The Audit Committee has also discussed with KPMG

LLP, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with KPMG LLP the firm’s independence.

Based on the reviews and discussions referenced above, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements referred to above be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the Securities and Exchange Commission.

Katharine B. Stevenson, Chair of the Audit Committee
Joseph Klein, III
Kenneth B. Lee, Jr.
David W. Niemiec

EXECUTIVE COMPENSATION —

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis focuses on the Company’s executive compensation policies and decisions related to the named executive officers, or NEOs, for 2009. The NEOs are the Company’s Chief Executive Officer or CEO, Colin Goddard, Ph.D., the Chief Financial Officer, or CFO, Pierre Legault and the other four most highly compensated executive officers for 2009, each identified below under the heading “Summary Compensation Table.” In 2009, as a result of Linda Amper, Ph.D.’s receipt of a commitment bonus as described below, her total compensation exceeded that of Anker Lundemose, M.D., Ph.D., D.Sc. by $1,893. Accordingly, the Company has treated both Drs. Amper and Lundemose as NEOs for 2009.

Executive Compensation Policies

The Company’s long-term success depends on its ability to discover, develop and commercialize innovative molecular targeted therapies, or MTTs, addressing major unmet medical needs in oncology, diabetes and obesity. In order to achieve these goals and build value for the Company’s stockholders, the Company must continue to attract, motivate and retain highly skilled and talented employees at all levels of the Company. The Company therefore is committed to providing a competitive total compensation package to all employees, including the executive officers, which rewards their performance and contributions towards achieving corporate and individual goals and provides an appropriate mixture of current pay and long-term incentive compensation.

The Company’s compensation policies for executive officers, including the NEOs, are based on the same principles that guide the Company’s compensation programs for all employees:

•	The Company promotes a “pay for performance” culture by providing a compensation structure which effectively distinguishes between different levels of performance. Annual performance-based and long-term incentive compensation together comprise the majority of compensation paid to executive officers, including the NEOs.

•	Compensation is based on the achievement of clearly defined corporate and individual goals developed in support of the key objectives and goals outlined in the Company’s annual business plan. The corporate component of compensation is more heavily weighted for executive officers, including the NEOs, as they have a greater ability to influence the Company’s results.

•	The Company strives to make its compensation decisions transparent by communicating openly with employees regarding the compensation process, pay structure and performance objectives.

•	The Company seeks to offer levels of compensation that are competitive with the compensation paid by the Company’s peer group of companies for comparable responsibilities and positions.

•	The Company’s compensation policies provide executive officers, including the NEOs, with incentives to remain with the Company to meet its long-term goals and increase stockholder value.

Oversight of the Executive Compensation Program

The Board has established a Compensation Committee comprised of independent directors, as determined under the rules and regulations of Nasdaq, to approve all matters relating to the compensation of the Company’s executive officers, including the NEOs, and non-employee directors as well as certain matters for all employees.

The Company’s CEO, with the assistance of its Senior Vice President of Human Resources, makes recommendations to the Compensation Committee with respect to the compensation of all executive officers, including the NEOs, following the Company’s annual performance review process and an analysis of competitive market data. The CEO, however, does not make recommendations to the Compensation Committee with respect to his own compensation. The Company’s CEO is not present when the Compensation Committee independently discusses and determines his compensation.

Independent Compensation Consultant

For 2009, the Compensation Committee continued to engage Radford, a division of Aon Consulting, Inc., as an independent compensation consultant to advise the Compensation Committee on matters related to the compensation of non-employee directors, executive officers, including the NEOs, and other employees. Radford reports and is directly accountable to the Compensation Committee and acts upon the Compensation Committee’s directions and instructions.

As directed by the Compensation Committee, Radford provides the Committee with advice and recommendations on the amount and form of executive and director compensation. In addition, in 2009, with the knowledge and consent of the Compensation Committee, Radford provided information, advice and recommendations to Company management with regard to the compensation programs and policies for all employees as a group. Neither Radford nor any other affiliate of Aon Consulting provides any other consulting services to the Company. In December 2009, Radford prepared and presented to the Compensation Committee an extensive review and analysis of the Company’s executive compensation program, including a market analysis of each of the three main components of compensation — base salary, annual bonus and annual equity awards. While Radford makes recommendations to the Compensation Committee and management, it has no authority to make compensation decisions on behalf of the Company. The Compensation Committee has asked Radford to work with management during 2010 to review executive compensation practices with respect to industry best practices and to make recommendations for changes in Company practices as appropriate.

Review of Total Compensation for Peer Group

At the end of each year, the Company reviews its executive compensation program against trends in the market and the compensation practices of the Company’s peer group. Companies selected for its peer group consist of publicly traded biotechnology companies with similar market capitalization, revenues, number of employees and/or business models.

With the assistance of Radford, the Company periodically reviews and updates its list of peer companies for conformity with these measures. The Company undertook such a review in November 2009, and as a result, the Compensation Committee revised the peer group list to eliminate two companies that are no longer in existence due to acquisitions: CV Therapeutics, Inc. and ImClone Systems Incorporated. At the same time, two new companies with comparable profiles, Abraxis BioScience, LLC and Acorda Therapeutics, Inc., were added to the peer group list.

The peer group used for Radford’s analysis consisted of the following companies:

•	Abraxis BioScience, LLC

•	Acorda Therapeutics, Inc.

•	Affymetrix, Inc.

•	Alexion Pharmaceuticals, Inc.

•	Alkermes, Inc.

•	Amylin Pharmaceuticals, Inc.

•	BioMarin Pharmaceutical Inc.

•	Celgene Corporation

•	Cubist Pharmaceuticals, Inc.

•	Human Genome Sciences, Inc.

•	Onyx Pharmaceuticals, Inc.

•	Regeneron Pharmaceuticals, Inc.

•	The Medicines Co.

•	Theravance, Inc.

•	Vertex Pharmaceuticals Incorporated

At the end of 2009, the Company reviewed the compensation of its executive officers against the Radford Global Life Sciences Survey, a comprehensive survey of the life sciences industry, including data from larger biotechnology companies (500 to 2,000 employees), which is commonly used in the Company’s industry. The Compensation Committee and management reviewed the market data for each of the main components of the Company’s compensation program (base salary, annual bonus and annual equity grants) individually, and in the aggregate, for total target cash compensation (base salary and target annual bonus) and for total target direct compensation (total target cash compensation plus long-term incentive). The survey data, along with data from the Company’s peer group and the individual’s personal performance against his or her goals, were considered by the Compensation Committee in making annual base salary adjustments for 2010 and in reviewing bonus awards and determining equity awards to reward performance for 2009. While the Compensation Committee targets the Company’s competitive position at the 60th percentile for total target cash and long-term incentive compensation for executive officers, the Committee may approve compensation awards in excess of, or below, this percentage based on the skill sets, experience and performance of the Company’s executives, with particular attention to the alignment of these factors with corporate goals and culture, as noted below.

Elements of Executive Compensation Program for 2009

The Company’s compensation program for executive officers, including the NEOs, consists of the following elements:

•	annual base salary;

•	annual performance bonus payable in cash;

•	long-term incentives provided in the form of annual equity awards; and

•	benefits and perquisites.

In addition to the elements listed above, in 2009, the Compensation Committee approved the award of commitment bonuses to all eligible U.S.-based employees who agreed to relocate to the Company’s new facility in Ardsley, New York. As discussed further below, certain of the NEOs received commitment bonuses as part of this program.

The following discussion describes how each of these elements of compensation fits into the Company’s overall compensation objectives and describes how and why compensation decisions for 2009 were made with respect to each element based on the Company’s year-end analysis of competitive market data and the Company’s annual review of corporate and individual performance.

Base Salary

The principal objective of base salary is to provide the executive officers, including the NEOs, with a current and guaranteed level of income that is competitive with the Company’s industry and its identified peer group of companies. While the principal objective is to attract and retain highly talented executives, base salary is also used to incentivize individual performance in that an executive’s individual performance is one of the factors used in making annual base salary adjustments, along with market considerations.

The market data reviewed by the Company at the end of 2009 indicated that the base salaries of each of the NEOs ranged from the 50th to above the 75th percentile. For 2010, annual salary increases for the NEOs, other than Drs. Goddard and Amper, of 2.0% — 5.6% were granted, maintaining their salaries at competitive levels with adjustments for an increase in the standard of living. The annual base salaries of Drs. Goddard and Amper for 2009 were below the 50th percentile of the market data. To provide the CEO with a more competitive annual salary and in light of the positive achievements of the Company during the year and the CEO’s long tenure with the Company and the lack of a salary increase for 2009, Dr. Goddard was granted an annual base salary increase of 9.4%. This adjustment moved the CEO’s annual base salary to approximately the 50th percentile of the market data the Compensation Committee reviewed at the end of 2009. With respect to Dr. Amper, she was granted an increase in salary of approximately 8.3% as a result of her exceptional service to the Company during 2009, in particular her assistance with the Company’s consolidation of its U.S. operations to the Company’s new facility in Ardsley, New York. This adjustment moved Dr. Amper’s annual base salary to approximately the 50th percentile of the market data the Compensation Committee reviewed at the end of 2009.

Annual Performance Bonus

The purpose of the Company’s discretionary, annual cash bonus program is to provide an incentive for the executive officers, including the NEOs, to achieve the annual corporate and individual performance objectives developed from the Company’s annual business plan and enhanced during the course of the year’s operations. The Company’s annual cash bonus program represents the principal element of annual performance compensation for the executive officers, including the NEOs. The annual bonus program also helps the Company to compete for highly talented executives in that it is structured to provide competitive bonus opportunities to the Company’s executives.

Because of their high level of responsibility within the Company, the determination of annual bonuses for the executive officers, including the NEOs, is heavily weighted on the Company’s corporate performance. The table below sets forth the bonus targets (as a percentage of base salary) for each of the NEOs for 2009, as well as the proportion of their bonus target that is based on the achievement of corporate and individual performance.

			Proportion of	Proportion of
			Target Based on	Target Based on
	Bonus Target		Corporate	Individual
Named Executive Officer	(% of Base Salary)		Performance	Performance

Colin Goddard, Ph.D.	100	%(1)	100%	—
Pierre Legault	55	%(2)	85%	15%
Gabriel Leung	50%		80%	20%
Robert L. Simon	50%		80%	20%
Linda E. Amper, Ph.D.	40%		75%	25%
Anker Lundemose, M.D., Ph.D., D.Sc.	50%		80%	20%

(1)	Dr. Goddard’s target bonus is set at 100% of his base salary pursuant to the terms of his employment agreement.

(2)	Mr Legault’s target bonus is set at 55% of his base salary and the proportion of his target bonus that is based on corporate performance is set at 85%, pursuant to the terms of his employment agreement.

Previously, the Company paid bonuses to all employees in December. Beginning with the 2008 calendar year, the Compensation Committee approved that annual bonuses be awarded in February following the fiscal year end. The purpose of this change was to more closely tie the corporate component of the bonus award with the performance against the achievement of certain year end financial goals, which have become increasingly important components of the Company’s performance since the Company transitioned to profitability in 2007. The Compensation Committee considered and approved the individual performance component of the annual bonus in December 2009, which is aligned with the timing of the annual individual performance review process, and the corporate performance component of the annual bonus in February 2010. Both the individual and corporate components of the bonus were paid out in February 2010. Beginning next year, the Compensation Committee has approved that all compensation decisions (i.e., base salary, bonus and equity awards) will be made in February following the fiscal year end.

Corporate Performance Goals. The Company measures its annual corporate performance against the achievement of the key objectives and goals set forth in its annual business plan. Because of the emergence of the Company as a leading, profitable mid-cap biotechnology company, the key objectives and goals represent an appropriate balance of near-term financial performance metrics such as revenue and earnings growth and disciplined reinvestment into the Tarceva lifecycle plan, the oncology and diabetes/obesity research platforms, research and development pipelines and licensing technologies and assets. These longer-term investments are consistent with the Company’s strategy and contribute significantly to the growth and enhancement of the Company’s fundamental intrinsic value and the Company’s considerable prospects for the successful development and commercialization of valuable new medicines in oncology and diabetes/obesity. In evaluating the performance of the Company, the Compensation Committee takes into account this strategic focus, which is to turn the promise of innovative, personalized medicine into practice in the Company’s industry. This strategy is anchored around the continued growth of, and reinvestment in, Tarceva and seeks to appropriately balance the Company’s financial performance with disciplined, focused and selective investments in the Company’s research and development pipeline, technology platforms and companies, which are designed to realize long-term growth for the Company. In line with this strategic focus, the key material objectives and goals of the Company’s annual business plan for 2009 included the following:

•	Together with the Company’s partners for Tarceva, Genentech and Roche, achieve global sales and U.S. sales targets for Tarceva;

•	Achieve 10% or better 2009 adjusted earnings per share growth rate from continuing operations;

•	Rigorously defend Tarceva intellectual property against an increasingly aggressive generics industry;

•	Prosecute the patent reissue for Tarceva;

•	Complete the supplemental new drug application based on the SATURN study, a double-blind randomized Phase III study to evaluate the efficacy of Tarceva as a maintenance therapy;

•	Advance the research and development program focused on OSI-906 (an insulin-like growth factor 1 receptor/inhibitor);

•	Continue implementation of the comprehensive and integrated program focused on OSI-027 (a next generation inhibitor of mammalian target of rapamycin kinase signaling) development;

•	Advance PSN821 (a small molecule drug with potential anti-diabetic and appetite suppressing effects) and PSN602 (a novel dual serotonin and noradrenaline reuptake inhibitor) to first-in-man Phase I and Phase II clinical studies;

•	Complete the selection of an appropriate site and implement the consolidation to the Company’s new facility in Ardsley, New York;

•	Complete strategic partnerships to support research and development efforts; and

•	Survey potential acquisition opportunities and seek revenues from supplementary partnering and outlicensing activities.

The Company’s corporate goals for 2009 included other key objectives regarding confidential research and development, commercialization, licensing, partnering and other strategies. These key objectives were considered in determining compensation in 2009 but are not disclosed in this Compensation Discussion and Analysis as disclosure would likely cause substantial competitive harm in that it would identify the Company’s research and development and business priorities to its competitors and, in certain circumstances, affect its bargaining leverage.

The Company scores corporate performance for the purpose of compensation determinations based on a target level of performance (a score of 100%) that is presumed to reflect a solid year in which most of the annual objectives — and particularly high priority objectives — are met. With regard to the likelihood of achieving target performance, for compensation purposes, target performance is set at a level reasonably expected to be achieved with a good level of performance. The Compensation Committee exercises discretion in weighting the relative importance of the key annual goals and considers the specific recommendation of the CEO. For reference, the Company notes that the Compensation Committee scored its corporate performance at 110% for 2008, 120% for 2007 (the year the Company became profitable), 100% for 2006, 80% in 2005 and 150% in 2004 (the year Tarceva was approved). To the extent that disclosure is not likely to cause substantial competitive harm, factors considered by the Compensation Committee in scoring corporate performance in 2009 were as follows:

•	Global sales of Tarceva for 2009 were $1.203 billion, 99% of the Company’s target global sales goal, although the U.S. sales of Tarceva were $479 million, or 93% of the Company’s target;

•	The Company exceeded its 10% or better adjusted earnings per share growth rate goal from continuing operations for 2009;

•	The Company commenced litigation against Teva Pharmaceuticals, U.S.A., Inc. and Mylan Pharmaceuticals, Inc. for infringement of the Company’s three Tarceva U.S. patents and commenced litigation, together with Roche, against CIPLA, Ltd. to enforce its composition of matter patent in India;

•	The Company received re-issue of the composition of matter patent for Tarceva in the United States;

•	The Company filed a supplemental new drug application for a first-line maintenance indication for Tarceva based on the results of the Company’s SATURN study, although the U.S. Food and Drug Administration’s Oncologic Drug Advisory Committee recommended against approval of Tarceva for first-line maintenance use in people with advanced or metastatic non-small cell lung cancer whose cancer has not progressed following first-line treatment with platinum-based chemotherapy at their December 16, 2009 meeting;

•	Solid progress was made on all key pipeline programs and development plans including initiation and continuation of Phase II programs for OSI-906, although the Company did not achieve its goals for certain of its clinical programs, and its development program for PSN602 was discontinued;

•	The Company achieved its key EMT target selection goals;

•	The Company announced its plan to consolidate its U.S. operations and completed the purchase of property, consisting of a 43 acre pre-existing research and development campus, located in Ardsley, New York, and achieved a 71% commitment from employees across the Company to relocate to this facility;

•	The Company expanded its drug discovery and translational research collaboration with AVEO Pharmaceuticals, Inc. to validate cancer targets and deploy key elements of AVEO’s proprietary translational research platform in support of its clinical development programs;

•	The Company entered into a strategic relationship with HBM Partners, AG, an affiliate of HBM BioVentures AG, to collaborate on venture and strategic investments; and

•	The Company completed a strategic partnership with Simcere Pharmaceutical Co., Ltd. to develop, manufacture and market OSI-930 in China.

Upon review and consideration of these and other factors, including that the Company did not achieve its revenue target for 2009 U.S. Tarceva sales and the decline in the Company’s stock price during the 2009 year, the Compensation Committee approved a corporate performance score of 95%.

Individual Performance Goals. The individual performance goals of each NEO for 2009 consisted primarily of the key objectives and goals from the Company’s annual business plan that relate to the functional area or business unit for which the NEO is responsible. In the case of the CEO, his individual performance goals for 2009 were coextensive with the key objectives and goals of the Company as a whole, and also included the goals of working with the Board and management team on refining the Company’s long-term strategy. As is the case for corporate performance, target individual performance is set at a level that is reasonably likely to be achieved with a good level of performance.

While achievement against the applicable key objectives and goals of the Company’s business plan is given substantial weight in scoring the individual performance of the named executive officers, consideration is also given to an evaluation of the NEO’s individual performance based on the following subjective criteria: (i) leadership; (ii) management; (iii) judgment and decision making skills; (iv) results orientation and (v) communication.

The individual performance of each NEO is assigned a performance rating in accordance with a performance scale under which target performance is scored at 100%. The performance rating for each NEO, other than the CEO, is recommended to the Compensation Committee for its consideration by the CEO. The Compensation Committee is responsible for the evaluation of the CEO’s individual performance.

Calculation of Annual Performance Bonus Amounts. For 2009, the corporate performance component for determining the annual bonus of the NEOs, other than the CEO, CFO, and Dr. Amper, was given a weight of 80%, and the individual performance component was given a weight of 20%. An individual performance factor was assigned to each NEO (other than the CEO) based on his or her individual performance for the year. Given that the 2009 corporate performance was scored at 95%, as an example, an NEO (other than the CEO, CFO and Dr. Amper) who was assigned an individual performance rating of 120% to reflect above target level performance would be awarded an annual bonus of 100% of his or her target bonus amount (80% x 95% = 76%) + (20% x 120% = 24%). The corporate performance component for the Company’s CFO was given a weight of 85% pursuant to the terms of his employment agreement and for Dr. Amper, it was 75%. The annual performance bonus for the CEO was structured for 2009 so that 100% of his bonus would be based on the Company’s annual corporate performance score pursuant to the terms of his employment agreement.

The amount of the annual performance payment made to each of the NEOs for 2009 is set forth in the “Summary Compensation Table” presented below. In the case of the NEOs (other than the CEO), the actual total annual cash compensation (salary plus actual bonus) provided ranged from the 60th to above the 75th percentile of the target total annual cash market data reviewed at the end of 2009. The actual total annual cash compensation (salary plus actual bonus) for the CEO was at the 50th percentile of the target total annual cash market data reviewed at the end of 2009.

Equity Awards

The Company makes annual equity award grants to its executive officers, including its NEOs, under the Amended and Restated Stock Incentive Plan or the Plan. Annual equity awards serve the principal objective of aligning the long-term financial interests of the executive officers with those of the stockholders. To encourage retention and focus the executives on building long-term value for the stockholders, the Company structures its annual equity awards so that the executive’s interest in the award will become vested over a service period of multiple years. The Company also uses annual equity grants to reward individual performance for the year as the size of an executive’s award depends, in part, on his or her annual performance review and achievement of individual goals for the year. The Company’s practice has been to grant equity awards at the end of the year following the Company’s annual performance review; there is no relationship between the timing of the Company’s equity grants and the release of non-public material information. Beginning in 2010, such decisions will be made in February following the fiscal year.

Equity awards for 2009 were made as a mix of stock options and restricted stock units. As in prior years, the value of the Company’s equity awards and those of the Company’s peers were estimated by Radford (considering the Black-Scholes valuation method in the case of options as well as considering the percentage of the Company delivered to employees in the form of equity awards), and then benchmarked to the 60th percentile of the Company’s peers for 2009, based on Radford’s recommendation. The Compensation Committee reviewed Radford’s analysis and then, consistent with past practice, provided each of the NEOs with equity awards that ranged within plus or minus 20% of Radford’s 60th percentile competitive position. The actual option and restricted stock unit awards granted to the NEOs in 2009 are set forth in the “Grants of Plan-Based Awards” table presented following this Compensation Discussion and Analysis. For 2009, Mr. Leung and Drs. Amper and Lundemose received grants exactly at the 60th percentile competitive position. Mr. Legault received an award of stock options and an award of restricted stock units that represented a 20% increase from the competitive position to recognize his leadership in improving the performance of the Company’s core finance team, building a solid rapport with the Audit Committee, leading the Company’s consolidation efforts, and hiring a Chief Information Officer, among other accomplishments. Mr. Simon received an award of stock options and an award of restricted stock units that represented a 20% and 19% increase, respectively, from the competitive position to recognize his role as acting Head of Research and Development in Oncology and in preparing the Company’s operations in Boulder, Colorado for the transition to the Ardsley campus.

With respect to the Company’s CEO, the Compensation Committee, after reviewing the market data for equity awards, determined to increase the overall value of the annual equity grant made at the end of 2009 to Dr. Goddard, as it had done for 2008. The Compensation Committee therefore granted Dr. Goddard an award of stock options and an award of restricted stock units that represented a 35% and 4% increase, respectively, from the 60th percentile competitive position. The combined grants increased Dr. Goddard’s total value delivered in order to address the significant lag behind the Company’s peers in terms of executive potential stock ownership of the CEO, which the Compensation Committee believes undermines the retentive value of the equity awards. This increase in value, and the potential for increased stock ownership, was provided in the form of additional option grants to ensure that additional value would inure to the CEO only if the value of the Company’s shares to the stockholders increased. In addition, to further enhance their retentive value, the option award provided to the CEO was structured with an extended vesting period so that option awards will vest one-third on each of the third, fourth and fifth anniversaries of the grant date. The four year ratable vesting schedule, which applied to all of the grants for the other NEOs, was retained for the CEO’s 2009 award of restricted stock units.

Commitment Bonuses and Retention Benefits Related to the Consolidation and Relocation of the Company’s U.S. Facilities

In July 2009, the Compensation Committee approved the award of commitment bonuses to all of the Company’s eligible U.S. facility-based employees who agreed in writing to relocate to the Company’s new facility in Ardsley, New York. Under the terms of the commitment bonuses, each employee who executed a commitment letter by October 1, 2009 received a lump sum payment ranging from four to six months of such employee’s 2009 base salary, which varied by employee grade level and other retention considerations. The commitment letter requires that the employee repay 100% of the commitment bonus if his or her employment terminates voluntarily or for cause on or prior to September 30, 2010 and 50% of the commitment bonus if his or her employment terminates voluntarily or for cause after October 1, 2010 but before September 30, 2011. The commitment bonus is not subject to repayment after September 30, 2011. Messrs. Legault, Leung, and Simon and Dr. Amper each executed a commitment letter and received a commitment bonus equal to six months of their respective 2009 base salaries. Dr. Goddard elected to forgo such commitment bonus. Messrs. Leung and Simon and Dr. Amper also have the right to receive relocation benefits under the Company’s standard relocation package for employees with respect to the Company’s new facility.

Benefits and Perquisites

The Company maintains medical, dental, vision, accidental death, disability, life insurance, a 401(k) plan and other customary benefits for all of the Company’s employees, as well as customary vacation, leave of absence and similar policies. Executive officers, including the NEOs, are entitled to participate in these programs on the same basis as the Company’s other employees. In 2007, the Company adopted a nonqualified deferred compensation plan for the executive officers and other senior level employees which allows participants to elect to defer the payment of a portion of their salary and/or bonus on a tax-deferred basis. Mr. Legault was the only NEO who elected to participate in the arrangement for 2009.

The Company provides very few perquisites to its executive officers. The specific perquisites provided to the NEOs in 2009 are set forth below in the Company’s “Summary Compensation Table.”

Severance Benefits

Each of the NEOs has entered into an agreement with the Company which provides severance payments and other benefits in the event of a change of control of the Company. The Company believes that the occurrence or potential occurrence of a change of control transaction could create uncertainty regarding the continued employment of the NEOs. This uncertainty results from the fact that many change of control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage the NEOs to remain employed with the Company during an important time when their prospects for continued employment following the transaction are often uncertain, the Company provided the NEOs with severance benefits under certain circumstances if the executive’s employment terminates in connection with a change of control.

The change of control protection benefits provided historically to Dr. Goddard under his employment agreement include reimbursement for the full amount of any excise taxes imposed on his severance payments and any other payments and benefits under Section 4999 of the Internal Revenue Code. Mr. Legault’s change of control protection benefits also include reimbursement under certain circumstances for the full amount of any excise taxes imposed under Section 4999 of the Internal Revenue Code. However, this excise tax gross-up will not be made if the total amount of his change of control protection benefits exceeds the threshold by which such excise tax is triggered by less than 10%. Under these circumstances, Mr. Legault’s change of control benefits will be reduced to the extent necessary to avoid excise tax triggers. In providing this protection to Mr. Legault, the Company carefully considered the significant concessions made by Mr. Legault in his employment agreement negotiations, the fact that his prior employment agreement contained a comparable tax gross-up provision and the fact that two-thirds of the Company’s peer companies provide tax-gross up protections following a change of control to one or more of their NEOs.

The specific terms of the severance and change of control agreements for all the NEOs were developed through individual negotiations with each of these executives which were influenced by competitive market practices. The Compensation Committee believes that the terms of these agreements are consistent with market practices. The specific severance benefits payable to the Company’s named executive officers are set forth below under “Potential Payments Upon Termination or Change of Control.”

On April 2, 2010, upon the recommendation of the Compensation Committee, the Board adopted a change in control severance plan covering employees in the United States and a plan covering employees in the United Kingdom. The plans apply to all of the Company’s employees, with the exception of the provisions relating to severance payments and pro rata bonuses, which do not apply to the executive officers who are entitled to severance benefits pursuant to agreements with the Company. Under the plans, the executive officers would be eligible for outplacement services and reimbursement of certain legal fees and a waiver of their obligation to repay relocation and commuter bonuses. In addition, the plans extend the post-change in control severance protection period to 12 months following a change in control for those executive officers who had shorter protection periods under their existing agreements.

Compensation Committee Policy Regarding Change of Control Severance Payments

Effective April 2009, the Compensation Committee adopted a policy that restricts the Company from entering into any future agreement that provides an executive officer with a severance payment following a change of control of the Company, except in the case of a double trigger termination event. In addition, the policy also restricts the Company from entering into any future agreement that provides an executive officer with the right to receive excise tax gross-ups following a change of control, except in unusual circumstances where the Compensation Committee believes that accommodations have to be made to recruit a new executive officer to the Company. In those circumstances, the excise tax gross-up will be limited to a double trigger termination event and will be subject to a three-year sunset provision.

Share Retention Guidelines; Prohibition on Hedging or Pledging Stock Ownership

In May 2009, the Company’s Compensation Committee adopted share ownership guidelines for the executive officers, including the NEOs, which require the executive officers to own, by May 2014, or for new executive officers within five years of becoming an executive officer, the number of shares of common stock based on a value equal to the multiple of the executive’s annual base salary set forth below:

Position	Required Ownership Multiple

Chief Executive Officer& President	Three times annual base salary
Executive Vice Presidents	One and a half times annual base salary
Senior Vice Presidents	One times annual base salary

The Company’s executive officers are not permitted to hedge their economic exposure to the Company’s common stock or to pledge their ownership interests in the Company’s common stock to secure a loan.

Deductibility Cap on Executive Compensation. U.S. federal income tax law prohibits the Company from taking a tax deduction for certain compensation paid in excess of $1,000,000 to certain of the Company’s named executive officers. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs are approved by stockholders and meet other requirements. To the extent feasible and consistent with the Company’s overall compensation goals and objectives, the Company hopes to qualify the Company’s incentive compensation programs for full corporate deductibility.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon the reviews and discussions referenced above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s filing on Form 10-K/A with the SEC on April 30, 2010.

Santo J. Costa, Chair of the Compensation Committee
Robert A. Ingram
Viren Mehta
Katharine B. Stevenson

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee has served as one of the Company’s officers or employees at any time. None of the executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of the Board. None of the executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of the Compensation Committee.

EXECUTIVE COMPENSATION TABLES — SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned or received, or recognized as compensation expense, including the value of equity awards as determined under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, “Compensation — Stock Compensation,” during 2009, 2008 and 2007 by each of the Company’s NEOs (as determined pursuant to the SEC’s disclosure requirements for executive compensation in Item 402 of Regulation S-K).

Summary Compensation Table
For the Years Ended December 31, 2009, 2008 and 2007

					Stock	Option	All Other
		Salary	Bonus		Awards	Awards	Compensation		Total
Name and Principal Position	Year	($)	($)(a)		($)(b)	($)(c)	($)		($)

Colin Goddard, Ph.D.	2009	652,308	608,000		1,245,736	2,470,500	12,461	(d)	4,989,005
Chief Executive Officer and Director	2008	652,214	705,000		840,500	2,218,050	11,576	(d)	4,427,340
	2007	623,077	900,000		993,090	1,281,166	17,950	(e)	3,815,283

Pierre Legault(f)	2009	450,000	499,860	(g)	886,525	2,961,290	118,474	(h)	4,916,149
Executive Vice President, Chief Financial	2008	5,192	—		—	—	144,574	(i)	149,766
Officer and Treasurer	2007	—	—		—	—	—		—

Robert L. Simon	2009	415,000	425,200	(j)	283,200	399,120	86,031	(k)	1,608,551
Executive Vice President, Pharmaceutical	2008	393,300	223,000		336,200	985,800	85,760	(l)	2,024,060
Development and Technical Operations	2007	375,823	221,500		346,754	450,970	111,871	(m)	1,506,918

Gabriel Leung	2009	455,000	445,900	(n)	237,180	332,600	12,323	(d)	1,483,003
Executive Vice President and President,	2008	438,300	235,000		262,236	788,640	11,687	(d)	1,735,863
Pharmaceutical Business	2007	427,692	235,000		283,740	368,976	21,596	(o)	1,337,004

Linda E. Amper, Ph.D.	2009	300,000	285,500	(p)	237,180	332,600	12,368	(d)	1,167,648
Senior Vice President, Human Resources	2008	285,300	126,000		201,720	591,480	11,570	(d)	1,216,070
	2007	266,808	123,000		260,095	338,228	21,493	(q)	1,009,624

Anker Lundemose, M.D., Ph.D., D.Sc.(r)	2009	369,576	180,528		237,180	332,600	45,871	(s)	1,165,755
Executive Vice President, Corporate	2008	415,903	240,942		262,236	788,640	52,393	(t)	1,760,114
Development and Strategic Planning	2007	411,456	242,859		346,754	451,000	88,352	(u)	1,540,421

(a)	For the 2007 calendar year, the Company paid annual bonuses to all employees in December. Starting with the 2008 calendar year, the Company changed the timing of its annual bonus payments to February of the following year. The amounts shown for 2009 and 2008 represent the bonus accrued as of the calendar year, but not paid until the following year. See the “Compensation Discussion and Analysis — Elements of Executive Compensation Program for 2009 — Annual Performance Bonus” section in Part III, Item 11 of this Amendment for a discussion of how the bonus amounts were determined.

(b)	Stock awards consist of grants of restricted stock and restricted stock units. The amounts reflected in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, or the closing price of the stock on the date of the award.

(c)	The amounts reflected in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. To determine the value of stock option awards, the Company uses a Black Scholes pricing model to value stock options at the time of their grant. This model requires the Company to estimate the future value of its stock price based in part on the historic price volatility of its stock. See Note 18 to the Company’s consolidated financial statements in Item 8 of its Annual Report on Form 10-K, as amended, “Consolidated Financial Statements — Notes to Consolidated Financial Statements — Stockholders’ Equity,” for details as to the assumptions used to determine the fair value of equity awards.

(d)	Represents a 401(k) plan match.

(e)	Consists of a car allowance of $5,830, a 401(k) plan match of $11,357 and expenses of $763 to repair a home security system.

(f)	Mr. Legault commenced his employment as the Company Executive Vice President, CFO and Treasurer effective December 29, 2008.

(g)	Consists of an annual bonus of $274,860 and a commitment bonus payment of $225,000 discussed in further detail in the “Compensation Discussion and Analysis — Elements of Executive Compensation Program for 2009 — Commitment Bonuses and Retention Benefits Related to the Consolidation and Relocation of the Company’s U.S. Facilities” section in Part III, Item 11 of this Amendment.

(h)	Consists of a 401(k) plan match of $13,875 and reimbursement of relocation expense of $104,599 (including a $43,388 gross-up for taxes).

(i)	Represents reimbursement of relocation expenses of $134,615 and legal expenses of $9,959.

(j)	Consists of an annual bonus of $217,700 and a commitment bonus payment of $207,500 discussed in further detail in the “Compensation Discussion and Analysis — Elements of Executive Compensation Program for 2009 — Commitment Bonuses and Retention Benefits Related to the Consolidation and Relocation of the Company’s U.S. Facilities” section in Part III, Item 11 of this Amendment.

(k)	Consists of a 401(k) plan match of $12,288 and relocation expenses of $73,743 (including a $23,743 gross-up for taxes).

(l)	Consists of a 401(k) plan match of $11,508, relocation expenses of $74,051 (including a $24,051 gross-up for taxes) and $201 of travel-related perquisites.

(m)	Consists of a 401(k) plan match of $11,350, relocation expenses of $94,654 (including a $26,810 gross-up for taxes) and a car allowance of $5,867.

(n)	Consists of an annual bonus of $218,400 and a commitment bonus payment of $227,500 discussed in further detail in the “Compensation Discussion and Analysis — Elements of Executive Compensation Program for 2009 — Commitment Bonuses and Retention Benefits Related to the Consolidation and Relocation of the Company’s U.S. Facilities” section in Part III, Item 11 of this Amendment.

(o)	Consists of a 401(k) plan match of $10,210 and a car allowance of $11,386.

(p)	Consists of an annual bonus of $135,500 and a commitment bonus payment of $150,000 discussed in further detail in the “Compensation Discussion and Analysis — Elements of Executive Compensation Program for 2009 — Commitment Bonuses and Retention Benefits Related to the Consolidation and Relocation of the Company’s U.S. Facilities” section in Part III, Item 11 of this Amendment.

(q)	Consists of a 401(k) plan match of $11,283 and a car allowance of $10,210.

(r)	Compensation amounts have been converted from British Pounds Sterling to U.S. dollars using the average exchange rate for the year ended December 31, 2009, 2008 and 2007 of U.S. $1.57, $1.85 and $2.00 per £1, respectively.

(s)	Consists of a retirement plan contribution of $44,349, tax services of $270 and telephone expenses of $1,252.

(t)	Consists of a retirement plan contribution of $49,907, tax services of $980 and telephone expenses of $1,506.

(u)	Consists of a car allowance of $28,902, retirement plan contribution of $49,375, tax services of $8,016 and telephone expenses of $2,059.

Employment Agreements with Named Executive Officers

The following is a summary of the material employment arrangements with the Company’s named executive officers. Termination and change of control rights under these arrangements are discussed separately below under “Potential Payments Upon Termination or Change of Control.”

Colin Goddard, Ph.D.

The Company entered into an employment agreement, dated as of June 14, 2006, as amended on June 21, 2006, with Colin Goddard, Ph.D. The parties amended the agreement in December 2008 to comply with the final regulations under Section 409A of the U.S. Internal Revenue Code. Dr. Goddard’s agreement has a fixed initial term of three years and provides for automatic extensions for additional one-year terms. The agreement provides for a minimum base salary of $600,000, which may be increased at the discretion of the Board. Dr. Goddard’s base salary is $700,000 for 2010. In addition, Dr. Goddard is eligible for an annual discretionary incentive bonus which is targeted at 100% of his base salary and is entitled to receive other customary fringe benefits generally available to the Company’s executive employees. The agreement prohibits Dr. Goddard, during the term of his employment and for a period of six months thereafter, from engaging in any activity in which confidential information obtained during the course of his employment would by necessity be disclosed, or soliciting OSI’s employees or customers.

Pierre Legault

The Company entered into an employment agreement, dated as of December 16, 2008, with Pierre Legault. The agreement provides for a minimum base salary of $450,000, which may be increased at the discretion of the Compensation Committee. Mr. Legault’s base salary is $475,000 for 2010. In addition Mr. Legault is eligible for an annual discretionary incentive bonus which is targeted at 55% of his base salary 85% of which is based on corporate performance and 15% of which is based on individual performance. Mr. Legault is also entitled to receive other customary fringe benefits generally available to the Company’s executive employees. In connection with his employment, on January 2, 2009, Mr. Legault received options to purchase 125,000 shares of Company common stock, having a term of seven years and vesting ratably in three installments, on each of the third, fourth and fifth anniversaries of the grant date, as well as 12,500 restricted stock units, which vest at 25% per year over a period of four years. Mr. Legault also received a payment of $134,615 to assist in his relocation to New York. The agreement prohibits Mr. Legault, during the term of his employment and for a period of one year thereafter, from engaging in any activity in which confidential information obtained during the course of his employment would by necessity be disclosed, or soliciting the Company’s employees or customers.

Gabriel Leung

On May 16, 2003, the Company entered into an employment agreement with Gabriel Leung, which was amended January 5, 2004. The parties amended the agreement in December 2008 to comply with the final regulations under Section 409A of the U.S. Internal Revenue Code. Mr. Leung’s agreement has a fixed term of three years and provides for automatic extensions for additional one-year terms. The agreement provides for a minimum base salary of $350,000, which may be increased at the discretion of the Compensation Committee. For 2010, Mr. Leung’s base salary is $464,000. In addition, Mr. Leung is eligible for an annual discretionary incentive bonus of up to 50% of his base salary and is entitled to receive other customary fringe benefits generally available to the Company’s executive employees. Mr. Leung also received a relocation package. The agreement prohibits Mr. Leung, during the term of his employment and for a period of one year thereafter, from engaging in any activity in which confidential information obtained during the course of his employment would by necessity be disclosed, or soliciting Company’s employees or customers.

Robert L. Simon

The Company entered into an employment letter, dated as of November 15, 2001, as amended on September 20, 2005, with Robert L. Simon, which provides for at-will employment, meaning that either the Company or Mr. Simon may terminate the agreement at any time for any reason. The parties amended the employment letter in December 2008 to comply with the final regulations under Section 409A of the U.S. Internal Revenue Code. The letter provides for a minimum base salary of $257,145, which may be increased at the discretion of the Compensation Committee. For 2010, Mr. Simon’s base salary is $423,000. In addition, Mr. Simon is eligible for an annual incentive target bonus and is entitled to receive other customary fringe benefits generally available to the Company’s executive employees. Mr. Simon is also entitled to a

$50,000, net after-tax, relocation allowance per year through October 22, 2010, which the Company has agreed to continue through October 22, 2013, in consideration for Mr. Simon’s agreement to relocate to the Company’s Ardsley facility. The letter prohibits Mr. Simon, during the term of his employment and for a period of two years thereafter, from engaging in any activity in which confidential information obtained during the course of his employment would by necessity be disclosed, or soliciting the Company’s employees or customers.

Anker Lundemose, M.D., Ph.D., D.Sc.

On May 1, 2004, Prosidion entered into an employment agreement with Anker Lundemose, M.D., Ph.D., D.Sc. Such employment agreement was superseded in September 2005 with a service contract. The service contract provides for a minimum base salary of £175,000 per annum, which may be increased at the discretion of the Compensation Committee. For 2010, Dr. Lundemose’s base salary is £241,000. In addition, Dr. Lundemose is eligible for an annual discretionary incentive bonus which is targeted based on his grade level and is entitled to receive other customary fringe benefits generally available to the Company’s executive employees. The service contract also provides that Dr. Lundemose will receive, on an annual basis, options to purchase a number of shares of the Company’s common stock to be determined by the Compensation Committee.

Linda E. Amper, Ph.D.

Dr. Amper is an at-will employee and does not have an employment agreement with the Company. For 2010, the Compensation Committee set Dr. Amper’s base salary at $325,000. In addition, Dr. Amper is eligible for an annual discretionary bonus that is targeted based on her grade level and she receives other customary fringe benefits equally available to the Company’s executive employees. The Company also entered into a change of control agreement, dated October 4, 2001, as amended and restated on December 4, 2007, with Dr. Amper, which provides termination benefits upon a sale or change of control of the Company, as described more fully below under “Potential Payments Upon Termination or Change of Control — Potential Payments Upon Termination for Good Reason, Without Cause or Upon a Change of Control.”

Grants of Plan-Based Awards

The following table sets forth information concerning grants of equity incentive plan-based awards to each of the NEOs during the fiscal year ended December 31, 2009. The Company does not have any non-equity incentive plans.

Grants of Plan-Based Awards
For the Year Ended December 31, 2009

		All Other		All Other
		Stock Awards:		Option Awards:		Exercise or	Grant Date
		Number of		Number of		Base Price of	Fair Value of
		Shares of		Shares of		Option	Stock and
		Stock or		Stock or		Awards	Option
Name	Grant Date	Units (#)		Units (#)		($/sh)(a)	Awards $(b)

Colin Goddard, Ph.D.	12/1/2009	200	(c)	—		—	6,736
	12/15/2009	35,000		—		—	1,239,000
	12/15/2009	—		135,000	(e)	35.40	2,470,500
Pierre Legault(d)	1/2/2009	12,500		—		—	497,125
	1/2/2009	—		125,000	(f)	39.77	2,412,500
	12/15/2009	11,000		—		—	389,400
	12/15/2009	—		33,000	(g)	35.40	548,790
Robert L. Simon	12/15/2009	8,000		—		—	283,200
	12/15/2009	—		24,000	(g)	35.40	399,120
Gabriel Leung	12/15/2009	6,700		—		—	237,180
	12/15/2009	—		20,000	(g)	35.40	332,600
Linda E. Amper, Ph.D.	12/15/2009	6,700		—		—	237,180
	12/15/2009	—		20,000	(g)	35.40	332,600
Anker Lundemose, M.D.,	12/15/2009	6,700		—		—	237,180
Ph.D., D.Sc.	12/15/2009	—		20,000	(g)	35.40	332,600

(a)	The exercise price was determined by using the market price for the Company’s common stock at the close of business on the grant date.

(b)	See Note 18 to the Company’s consolidated financial statements in Item 8 of this Annual Report on Form 10-K, as amended, “Consolidated Financial Statements — Notes to Consolidated Financial Statements — Stockholders’ Equity,” for details as to the assumptions used to determine the fair value of equity awards.

(c)	Represents an award of common stock provided to all employees upon completion of 20 years of service with the Company.

(d)	As discussed above, Mr. Legault received his initial equity grants on January 2, 2009.

(e)	The grant has a term of ten years and vests at a rate of one-third of the total grant on each of the third, fourth and fifth anniversaries of the grant date.

(f)	The grant has a term of seven years and vests at a rate of one-third of the total grant on each of the third, fourth and fifth anniversaries of the grant date.

(g)	The grants have a ten year term and vest at a rate of 25% each year.

Equity grants made in 2009 to the Company’s executive officers consisted of awards of nonqualified stock options, or NQSOs, and restricted stock units, or RSUs.

Each NQSO represents the right to purchase one share of the Company’s common stock at a price equal to the fair market value of the stock determined as of the date of grant. NQSOs terminate within 90 days of termination of employment for any reason other than death or retirement as defined under the Company’s equity plan. Upon termination of employment because of death or retirement as defined under the Company’s equity plan, the vested portion of any outstanding NQSO continues to be exercisable for the remainder of its term.

Each RSU represents the right to receive one share of common stock as of the date that such RSU vests. RSUs granted in 2009 vest in equal annual installments over a four year vesting schedule. RSUs are not transferable and are forfeited in the event of termination of employment for any reason prior to vesting. The recipient of an RSU award has no voting, dividend, tender offer or other rights of a stockholder with respect to an RSU until shares of Company common stock are issued upon vesting of the RSU.

Outstanding Equity Awards at Fiscal Year End

The following table shows the unexercised stock options and unvested restricted stock and restricted stock units outstanding on the last day of the fiscal year ended December 31, 2009 for each of the Company’s NEOs. The Company does not have any non-equity incentive plans.

Outstanding Equity Awards
For Fiscal Year Ended December 31, 2009

	Option Awards					Stock Awards
	Number of	Number of						Market Value
	Securities	Securities				Number of		of Shares or
	Underlying	Underlying				Shares or Units		Units of Stock
	Unexercised	Unexercised		Option	Option	of Stock That		That Have
	Options (#)	Options (#)		Exercise	Expiration	Have Not		Not Vested
Name	Exercisable	Unexercisable		Price ($)	Date	Vested (#)		($)(a)

Colin Goddard, Ph.D.	—	—		—	—	4,175	(b)	129,676
	—	—		—	—	3,132	(c)	97,280
	—	—		—	—	10,500	(d)	326,130
	—	—		—	—	18,750	(e)	582,375
	—	—		—	—	35,000	(f)	1,087,100
	100,000	—		23.25	06/21/10	—		—
	45,000	—		51.80	06/13/11	—		—
	51,430	—		21.55	06/12/12	—		—
	60,700	—		30.74	06/24/13	—		—
	50,000	—		67.63	06/16/14	—		—
	46,960	—		38.01	06/14/12	—		—
	37,500	12,500	(g)	29.77	06/12/13	—		—
	28,125	9,375	(h)	37.74	12/12/13	—		—
	31,250	31,250	(i)	47.29	12/11/14	—		—
	—	135,000	(j)	33.62	12/15/15	—		—
	—	135,000	(k)	35.40	12/15/19	—		—
Pierre Legault	—	—		—	—	12,500	(l)	388,250
	—	—		—	—	11,000	(f)	341,660
	—	125,000	(m)	39.77	01/01/16	—		—
	—	33,000	(n)	35.40	12/15/19	—		—

	Option Awards					Stock Awards
	Number of	Number of						Market Value
	Securities	Securities				Number of		of Shares or
	Underlying	Underlying				Shares or Units		Units of Stock
	Unexercised	Unexercised		Option	Option	of Stock That		That Have
	Options (#)	Options (#)		Exercise	Expiration	Have Not		Not Vested
Name	Exercisable	Unexercisable		Price ($)	Date	Vested (#)		($)(a)

Robert L. Simon	—	—		—	—	1,250	(b)	38,825
	—	—		—	—	938	(c)	29,134
	—	—		—	—	3,667	(d)	113,897
	—	—		—	—	7,500	(e)	232,950
	—	—		—	—	8,000	(f)	248,480
	44,000	—		45.01	01/02/12	—		—
	2,300	—		21.55	06/12/12	—		—
	23,600	—		30.74	06/24/13	—		—
	17,200	—		67.63	06/16/14	—		—
	21,850	—		38.01	06/14/12	—		—
	11,250	3,750	(g)	29.77	06/12/13	—		—
	8,437	2,813	(h)	37.74	12/12/13	—		—
	11,000	11,000	(i)	47.29	12/11/14	—		—
	—	60,000	(j)	33.62	12/15/15	—		—
	—	24,000	(n)	35.40	12/15/19	—		—
Gabriel Leung	—	—		—	—	1,675	(b)	52,026
	—	—		—	—	1,675	(c)	52,026
	—	—		—	—	3,000	(d)	93,180
	—	—		—	—	5,850	(e)	181,701
	—	—		—	—	6,700	(f)	208,102
	25,761	—		23.85	05/20/13	—		—
	28,472	—		30.74	06/24/13	—		—
	26,200	—		67.63	06/16/14	—		—
	36,430	—		38.01	06/14/12	—		—
	15,000	5,000	(g)	29.77	06/12/13	—		—
	15,000	5,000	(h)	37.74	12/12/13	—		—
	9,000	9,000	(i)	47.29	12/11/14	—		—
	—	48,000	(j)	33.62	12/15/15	—		—
	—	20,000	(n)	35.40	12/15/19	—		—
Linda E. Amper, Ph.D.	—	—		—	—	825	(c)	25,625
	—	—		—	—	2,750	(d)	85,415
	—	—		—	—	4,500	(e)	139,770
	—	—		—	—	6,700	(f)	208,102
	13,900	—		67.63	06/16/14	—		—
	7,370	—		38.01	06/14/12	—		—
	11,500	—		23.83	11/30/12	—		—
	7,500	2,500	(h)	37.74	12/12/13	—		—
	8,250	8,250	(i)	47.29	12/11/14	—		—
		36,000	(j)	33.62	12/15/15	—		—
		20,000	(n)	35.40	12/15/19	—		—

	Option Awards					Stock Awards
	Number of	Number of						Market Value
	Securities	Securities				Number of		of Shares or
	Underlying	Underlying				Shares or Units		Units of Stock
	Unexercised	Unexercised		Option	Option	of Stock That		That Have
	Options (#)	Options (#)		Exercise	Expiration	Have Not		Not Vested
Name	Exercisable	Unexercisable		Price ($)	Date	Vested (#)		($)(a)

Anker Lundemose, M.D., Ph.D., D.Sc.	—	—		—	—	1,675	(b)	52,026
	—	—		—	—	1,675	(c)	52,026
	—	—		—	—	3,667	(d)	113,897
	—	—		—	—	5,850	(e)	181,701
	—	—		—	—	6,700	(f)	208,102
	15,200	—		35.10	02/10/14	—		—
	40,000	—		48.30	03/07/15	—		—
	30,000	—		38.01	06/14/12	—		—
	13,000	5,000	(g)	29.77	06/12/13	—		—
	15,000	5,000	(h)	37.74	12/12/13	—		—
	11,000	11,000	(i)	47.29	12/12/14	—		—
	—	48,000	(j)	33.62	12/15/15	—		—
	—	20,000	(n)	35.40	12/15/19	—		—

(a)	Based on the closing price of the Company’s common stock reported on the Nasdaq Global Select Market on December 31, 2009 of $31.06.

(b)	Represents the unvested portion of restricted stock granted on July 14, 2006. The unvested restricted stock will vest on July 14, 2010.

(c)	Represents the unvested portion of RSUs granted on December 13, 2006. The unvested RSUs will vest on December 13, 2010.

(d)	Represents the unvested portion of RSUs granted on December 12, 2007. The unvested RSUs vest at a rate of 50% per year, with vesting dates of December 12, 2010 and 2011.

(e)	Represents the unvested portion of RSUs granted on December 16, 2008. The unvested RSUs vest at a rate of one-third per year, with vesting dates of December 16, 2010, 2011 and 2012.

(f)	Represents the unvested portion of RSUs granted on December 15, 2009. The unvested RSUs vest at a rate of 25% per year, with vesting dates of December 15, 2010, 2011, 2012 and 2013.

(g)	These stock options vest on June 13, 2010.

(h)	These stock options vest on December 13, 2010.

(i)	These stock options vest at a rate of 50% per year, with vesting dates of December 12, 2010 and 2011.

(j)	These stock options vest at a rate of one-third of the total grant on each of the third, fourth and fifth anniversaries of the grant date, with vesting dates of December 16, 2011, 2012, and 2013.

(k)	These stock options vest at a rate of one-third of the total grant on each of the third, fourth and fifth anniversaries of the grant date, with vesting dates of December 16, 2012, 2013, and 2014.

(l)	Represents the unvested portion of the initial equity grants awarded to Mr. Legault on January, 2, 2009. The unvested RSUs vest at a rate of 25% per year, with vesting dates of January 2, 2010, 2011, 2012 and 2013.

(m)	Represents the initial grant of stock options received by Mr. Legault on January 2, 2009. These stock options vest at a rate of one-third of the total grant on each of the third, fourth and fifth anniversaries of the grant date, with vesting dates of January 2, 2012, 2013, and 2014.

(n)	These stock options vest at a rate of 25% each year, with vesting dates of December 15, 2010, 2011, 2012 and 2013.

Option Exercises and Stock Vested

The following table summarizes information with respect to stock option awards exercised and restricted stock and restricted stock units vested during 2009 for each of the Company’s NEOs.

Option Exercises and Stock Vested
For Fiscal Year Ended December 31, 2009

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized	Acquired on	Value Realized
	Exercise	on Exercise	Vesting	on Vesting
Name	(#)	($)(a)	(#)	($)(b)

Colin Goddard, Ph.D.	—	—	18,806	623,639
Pierre Legault(c)	—	—	—	—
Robert L. Simon	3,450	67,904	6,520	216,458
Gabriel Leung	—	—	6,800	225,353
Linda E. Amper, Ph.D.	—	—	3,700	125,785
Anker Lundemose, M.D., Ph.D., D.Sc.	2,000	22,960	7,133	236,925

(a)	The amounts shown in this column represent the difference between the option exercise price and the market price on the date of exercise and sale.

(b)	The value realized is calculated by multiplying the number of vested shares or units times the closing price of the Company’s common stock on the applicable vesting date.

(c)	Mr. Legault received his initial equity grants on January 2, 2009, and therefore did not have any grants vest during 2009.

Nonqualified Deferred Compensation

The following table summarizes information with respect to nonqualified deferred compensation activity during 2009 for Mr. Legault, the Company’s only NEO who participated in the nonqualified deferred compensation plan in 2009.

Nonqualified Deferred Compensation
For Fiscal Year Ended December 31, 2009

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions in	Earnings	Withdrawals/	Balance
Name	Last FY ($)	last FY ($)	in Last FY ($)	Distributions ($)	at Last FYE($)

Pierre Legault	21,562 (1)	—	—	—	21,562

(1)	This amount is included in salary reported in the Summary Compensation Table. The nonqualified deferred compensation plan permits the deferral of up to 80% of a participant’s salary and up to 95% of a participant’s annual bonus. Participants may choose from a selection of investment options, which may be changed at any time. Investment rates are based upon individual fund performance. Participants may elect to receive in-service distributions, or receive payouts upon separation from service, retirement, death, disability or a change of control. Payments are made in a lump sum or installments (between 2 and 15 years), except for a distribution upon a change of control, which is a lump sum only.

Potential Payments Upon Termination or Change of Control

The employment agreements or arrangements for each of the Company’s NEOs provide for certain potential payments and other rights upon the termination of such officer.

Payments Made Upon Termination. Upon a termination of employment for any reason, each of the Company’s NEOs is entitled to receive any accrued but unpaid salary and benefits. Dr. Goddard also receives the pro-rata bonus he would have been entitled to receive for the fiscal year in which the termination occurs.

Payments Made Upon Death or Disability. Upon their death or permanent disability, Messrs. Legault and Leung and Dr. Goddard receive the pro-rata bonus they would have been entitled to receive for the fiscal year in which the termination occurs. Upon his death, Dr. Lundemose receives his pro-rata bonus that he would have been entitled to receive for the fiscal year in which his death occurs. Dr. Lundemose is not entitled to receive any additional payments upon his termination for disability, unless such termination results in his loss of his health insurance benefits. In such case, Dr. Lundemose is entitled to receive his base salary for one year plus a pro-rata portion of the bonus that he would have been entitled to receive for the fiscal year in which his termination occurs.

Potential Payments Upon Termination for Good Reason, Without Cause or Upon a Change of Control. The employment agreements or arrangements for each of the Company’s NEOs, other than Dr. Amper and Mr. Simon, contain provisions which provide for severance and other benefits upon a termination of employment without cause or for good reason.

The employment agreement for Dr. Goddard provides that if Dr. Goddard is terminated without cause, or terminates his employment for good reason, then he will be entitled to receive his accrued but unpaid salary and benefits, a continuation of health and disability benefits for a period of three years, and a lump sum equal to (a) three years of base salary and (b) the pro-rata bonus he would have been entitled to receive for the fiscal year in which the termination occurs. Good reason under Dr. Goddard’s agreement includes a material reduction of duties, titles or responsibilities, the relocation of OSI’s corporate headquarters outside of a specified area, failure to be re-elected to the Board or a change of control of OSI. In the event that Dr. Goddard’s termination payments and other benefits following a change of control result in the imposition of an excise tax under Section 4999 of the U.S. Internal Revenue Code, then Dr. Goddard will receive an additional payment to cover the imposition of such excise tax.

The employment agreement for Mr. Legault provides that if he is terminated without cause, terminates his employment for good reason, or resigns within 60 days following a change of control, then he will be entitled to receive his accrued but unpaid salary and benefits, a continuation of health benefits for a period of two years, and a lump sum equal to two years of base salary plus two years of his target bonus and his pro-rated target bonus that he would have been entitled to receive for the fiscal year in which the termination occurs. In the event that Mr. Legault’s termination payments and other benefits following a change of control result in the imposition of an excise tax imposed by Section 4999 of the U.S. Internal Revenue Code, then Mr. Legault will receive an additional payment to cover the imposition of such excise tax. In the event however that a 10% reduction in such payments and benefits would eliminate the excise tax, such payments and other benefits will be reduced to the extent necessary to avoid the imposition of such excise tax. Good reason under Mr. Legault’s agreement includes a material reduction of duties, titles or responsibilities, a reduction in base salary or target bonus, or the relocation of OSI’s corporate headquarters outside of a specified area.

The employment agreements for Mr. Leung and Dr. Lundemose provide that if the executive officer is terminated without cause, or terminates his employment for good reason, then the executive officer will be entitled to receive his accrued but unpaid salary and benefits and a lump sum equal to (a) one year of base salary and (b) the pro-rata bonus he would have been entitled to receive for the fiscal year in which the termination occurs. Mr. Leung will also receive continuation of health benefits for a period of one year. Good reason under these officers’ agreements includes a material reduction of duties, titles or responsibilities, the relocation of OSI’s corporate headquarters outside of a specified area or a change of control of OSI.

The employment letter for Mr. Simon provides that if he is terminated without cause, he will be entitled to receive his base salary for a period of twelve months. In addition, if within six months of a change of control, Mr. Simon is terminated by the controlling company or terminates his employment for good reason, Mr. Simon will also be entitled to receive a continuation of health benefits for a period of one year, payment of his base salary for a period of one year and his pro-rated bonus for the fiscal year in which the termination occurs. Good reason under Mr. Simon’s employment letter includes a reduction in his total compensation package, duties or responsibilities, or the requirement that he relocate more than 40 miles from his present location or home.

The change of control agreement for Dr. Amper provides that if she is terminated without cause or if she voluntarily terminates for good reason at any time within six months following a change of control, then Dr. Amper will receive a lump sum severance payment equal to her annual salary for a period of one year, a pro-rated bonus for the fiscal year in which the termination occurs, and continuation of health benefits for one year. Good reason under the terms of the change of control agreement for Dr. Amper includes (i) a decrease in total compensation package, (ii) the assignment of duties or responsibilities which are not commensurate with Dr. Amper’s position immediately prior to the sale or change of control, or (iii) the requirement to relocate to an office or facility more than 40 miles from Dr. Amper’s present location or 40 miles from Dr. Amper’s home.

For each NEO other than Dr. Goddard and Mr. Legault, a change of control is generally defined as the sale of all or substantially all of assets of the Company, or a merger or consolidation where the existing stockholders of the Company cease to hold a majority of the voting power of the Company. Dr. Lundemose’s agreement also provides that a change of control includes a change of control of Prosidion. Dr. Goddard and Mr. Legault’s employment agreements define a change of control as (i) the acquisition of stock by any one person, entity or group constituting (A) 50% or more of the total fair market value or total voting power of the Company when combined with the existing stock held by such person, entity or group or (B) 35% of the voting power of the Company when combined with the stock acquired by such person, entity or group over the previous 12 months, (ii) the replacement of a majority of the members of the Board during any 12 month period with directors whose nomination has not been endorsed by the Corporate Governance and Nominating Committee or (iii) the acquisition by any one person, entity or group of assets from the Company in any 12 month period with a gross fair market value equal to at least 40% of the total gross fair market value of all assets of the Company immediately prior to such acquisition.

Vesting of Equity Upon a Change of Control or Other Events. The employment agreements or arrangements for each of the Company’s NEOs provide that upon a change of control of OSI, all of their outstanding unvested equity grants vest and/or become immediately exercisable. In addition, Dr. Goddard and Mr. Legault’s employment agreements provide that all of their outstanding unvested equity grants vests and, in the case of options, become immediately exercisable in the event that they are terminated without cause or terminate their employment for good reason.

Potential Payments Upon Termination or Change of Control

The following table sets forth the potential payments and benefits that the Company’s NEOs could be entitled to under their respective employment agreements upon their termination from the Company, assuming a termination date of December 31, 2009.

					Value of
					Accelerated
		Cash Severance		Medical	Equity
		Payment		Continuation	Awards
Name	Basis for Termination	($)(a)		($)	($)(b)

Colin Goddard, Ph.D.(c)	Separation without cause/ for good reason	2,609,232	(d)	59,436	2,495,180
	Change of control	2,609,232	(d)	59,436	2,495,180
	Retirement	652,308	(e)	—	—
	Death or disability	652,308	(e)	—	—
	Termination for any reason	652,308	(e)	—	—

					Value of
					Accelerated
		Cash Severance		Medical	Equity
		Payment		Continuation	Awards
Name	Basis for Termination	($)(a)		($)	($)(b)

Pierre Legault(f)	Separation without cause/ for good reason	2,716,895	(g)	31,488	770,110
	Change of control	2,716,895	(g)	31,488	770,110
	Retirement	—		—	—
	Death or disability	247,500	(e)	—	—
Robert L. Simon	Separation without cause/ for good reason	415,000	(h)	—	—
	Change of control	622,500	(i)	19,812	755,618
	Retirement	—		—	—
	Death or disability	—		—	—
Gabriel Leung	Separation without cause/ for good reason	682,500	(i)	19,812	—
	Change of control	682,500	(i)	19,812	667,795
	Retirement	—		—	—
	Death or disability	227,500	(e)	—	—
Linda E. Amper, Ph.D.	Separation without cause/ for good reason	—		—	—
	Change of control	420,000	(i)	5,820	512,010
	Retirement	—		—	—
	Death or disability	—		—	—
Anker Lundemose, M.D., Ph.D., D.Sc.(j)	Separation without cause/ for good reason	554,364	(i)	—	—
	Change of control	554,364	(i)	—	688,532
	Retirement	—		—	—
	Death	184,788	(e)	—	—
	Disability	—	(k)	—	—

(a)	As noted above, upon the occurrence of specified termination events, the employment agreements for each of the Company’s NEOs provide for the payment of a pro-rated bonus that they would have been entitled to receive for the fiscal year in which the termination occurs. Annual bonuses are approved and determined in February following the fiscal year end. The amount of pro-rated bonus included in the cash severance payments represents the full target bonus for each such NEO.

(b)	Value includes acceleration of unvested option awards as of December 31, 2009 with a 90 day term and valuation of equity grants under FASB ASC Topic 718. Value also assumes acceleration of unvested restricted stock or restricted units, which have been valued based upon the December 31, 2009 stock price of $31.06.

(c)	As discussed above, Dr. Goddard (subject to certain limitations discussed above) is entitled to receive additional payments in the event that his receipt of termination payments and other benefits following a change of control subjects him to an excise tax under Section 4999 of the U.S. Internal Revenue Code. Based on calculated severance amounts, Dr. Goddard would not have been subject to such excise tax assuming a December 31, 2009 termination date.

(d)	Represents three years of 2009 base salary plus Dr. Goddard’s 2009 annual target bonus.

(e)	Represents the 2009 annual target bonus.

(f)	As discussed above, Mr. Legault (subject to certain limitations discussed above) is entitled to receive additional payments in the event that his receipt of termination payments and other benefits following a change of control subjects him to an excise tax under Section 4999 of the U.S. Internal Revenue Code. Based on calculated severance amounts, Mr. Legault would have been subject to such excise tax, assuming a December 31, 2009 termination date. As a result, the amounts shown for cash severance payments includes $1,074,395 of payments for tax gross ups related to the excise tax.

(g)	Represents two years of 2009 base salary, an amount equal to three times Mr. Legault’s annual target bonus, and tax gross ups for payment of excise tax.

(h)	Represents one year of 2009 base salary.

(i)	Represents one year of 2009 base salary plus the 2009 annual target bonus.

(j)	Compensation amounts have been converted from British Pounds Sterling to U.S. dollars using the average exchange rate for the year ended December 31, 2009, 2008 and 2007 of U.S. $1.57, $1.85 and $2.00, respectively.

(k)	With respect to Dr. Lundemose, in the event that Dr. Lundemose’s termination due to disability results in the loss of his health insurance benefits, he would be entitled to receive $554,364 representing one year of 2009 base salary plus his target bonus for 2009.

Director Compensation

Director Compensation Table
For Fiscal Year Ended December 31, 2009

The following table sets forth the compensation earned or paid, or recognized as compensation expense under FASB ASC Topic 718, to the non-employee members of the Company’s Board of Directors for the 2009 fiscal year.

	Fees Earned		Stock	Option	Non-Equity	All Other
	or Paid in		Awards	Awards	Incentive Plan	Compensation
Name	Cash ($)		($)(a)	($)(a)	Compensation ($)	($)		Total ($)

Robert A. Ingram(b)	164,243		114,600	128,300	—	—		407,143
Santo J. Costa(c)	68,639		71,625	96,225	—	—		236,489
Daryl K. Granner, M.D.(d)	30,188		—	—	—	106,250(e	)	136,438
Joseph Klein, III(f)	78,444(n	)	71,625	96,225	—	—		246,294
Kenneth B. Lee, Jr.(g)	71,306(n	)	42,975	38,490	—	—		152,771
Viren Mehta(h)	71,090		71,625	96,225	—	—		238,940
David W. Niemiec(i)	73,757		71,625	96,225	—	—		241,607
Herbert M. Pinedo, M.D., Ph.D.(j)	66,403		71,625	96,225	—	56,700(k	)	290,953
Katharine B. Stevenson(l)	87,347		71,625	96,225	—	—		255,197
John P. White(m)	58,833(n	)	71,625	96,225	—	—		226,683

(a)	The amounts reflected in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the Company’s directors. To determine the value of stock awards, the Company uses the closing price of its common stock on the grant date. To determine the value of stock option awards, the Company uses a Black Scholes pricing model to value stock options at the time of their grant. This model requires the Company to estimate the future value of its stock price based in part on the historic price volatility of its stock. See Note 18 to the Company’s consolidated financial statement included in its Annual Report on Form 10-K for its fiscal year ended December 31, 2009, as amended, for details as to the assumption used to determine the fair value of equity awards.

(b)	During 2009, Mr. Ingram received a grant of 10,000 stock options and 4,000 deferred stock units. As of December 31, 2009, Mr. Ingram had 87,000 options awards and 9,250 stock awards outstanding.

(c)	During 2009, Mr. Costa received a grant of 7,500 stock options and 2,500 shares of restricted stock. As of December 31, 2009, Mr. Costa had 38,500 options awards and 6,500 stock awards outstanding.

(d)	Dr. Granner retired from his position on the Board on June 17, 2009. In connection with his retirement from the Company, certain of Dr. Granner’s equity rights were modified. As a result, the Company recognized $157,222 of additional equity compensation expense in 2009 related to the modification. As of December 31, 2009, Dr. Granner had 58,500 options awards outstanding.

(e)	Represents consulting fees paid to Dr. Granner in 2009.

(f)	During 2009, Mr. Klein received a grant of 7,500 stock options and 2,500 deferred stock units. As of December 31, 2009, Mr. Klein had 25,250 options awards and 6,500 stock awards outstanding.

(g)	During 2009, Mr. Lee received a grant of 3,000 stock options and 1,500 deferred stock units. As of December 31, 2009, Mr. Lee had 31,000 options awards and 6,875 stock awards outstanding.

(h)	During 2009, Dr. Mehta received a grant of 7,500 stock options, and 2,500 restricted stock units. As of December 31, 2009, Dr. Mehta had 73,769 options awards and 5,500 stock awards outstanding.

(i)	During 2009, Mr. Niemiec received a grant of 7,500 stock options and 2,500 deferred stock units. As of December 31, 2009, Mr. Niemiec had 38,500 options awards and 6,500 stock awards outstanding.

(j)	During 2009, Dr. Pinedo received a grant of 7,500 stock options, and 2,500 restricted stock units. As of December 31, 2009, Dr. Pinedo had 78,500 options awards and 5,500 stock awards outstanding.

(k)	Represents consulting fees paid to Dr. Pinedo in 2009.

(l)	During 2009, Ms. Stevenson received a grant of 7,500 stock options and 2,500 shares of restricted stock. As of December 31, 2009, Ms. Stevenson had 71,000 options awards and 5,500 stock awards outstanding.

(m)	During 2009, Mr. White received a grant of 7,500 stock options and 2,500 shares of restricted stock. As of December 31, 2009, Mr. White had 59,500 options awards and 5,500 stock awards outstanding.

(n)	Includes amounts deferred at the director’s election.

Annual Retainer Fee

Ms. Stevenson, Drs. Mehta and Pinedo, and Messrs. Costa, Ingram, Klein, Lee, Niemiec, and White (comprising the Company’s non-employee directors) receive an annual retainer fee for attendance at Board meetings comprised of both cash and equity compensation. In 2007, the Compensation Committee engaged Radford, its independent compensation consultant, to evaluate the Company’s Board compensation. Upon evaluation and review, Radford, the Compensation Committee and the Board determined that the compensation structure should be revised in order to (1) better align Board members’ compensation with their responsibilities and (2) align Board compensation with the more typical practices at peer companies. The Company’s former Board compensation provided greater annual compensation upon initial election to the Board as opposed to subsequent elections. Pursuant to Radford’s recommendation and the Compensation Committee’s and Board’s review, the Board approved changes to the compensation structure, effective beginning on the date of the Company’s 2008 Annual Meeting of Stockholders (the “2008 Annual Meeting”), (1) to compensate the Chairs of Board committees and service on more than one committee and (2) in general, to decrease the amount of compensation awarded upon initial election to the Board and to increase the amount of compensation awarded upon subsequent elections. In order to be more equitable and avoid any windfalls, the Board approved a requirement that all directors elected to the Board prior to the 2008 Annual Meeting must serve at least until the date of the third annual meeting following their first election or appointment to the Board before they are eligible to receive the revised annual equity grants described below. As a result, Messrs. Costa, Klein, and Niemiec were entitled to receive the revised annual equity grant commencing on the date of the annual meeting in 2009; Mr. Lee would become entitled to receive the revised annual equity grant commencing on the date of the annual meeting in 2010; and all other non-employee directors were entitled to receive the revised annual equity grant commencing on the date of the annual meeting in 2008.

Cash Retainer

Each of the non-employee directors of the Company receives an annual cash retainer fee as set forth in the table below.

Baseline Cash Compensation

Board Member Retainer Fee	$50,000

Additional Cash Compensation

Chair of Board	$100,000
Chair of Audit Committee	$30,000
Chair of Compensation Committee	$15,000
Chair of Corporate Governance and Nominating Committee	$10,000
Chair of All Other Committees	$10,000
Member of Audit Committee	$15,000
Member of Compensation Committee	$7,500
Member of Corporate Governance and Nominating Committee	$5,000
Member of All Other Committees (excluding the Executive Committee)	$5,000

The baseline cash compensation indicated above is paid to each Board member for his or her annual service on the Board. Each Board member who serves as the Chair or a member of a Board Committee receives additional cash compensation, as indicated above, for each Committee on which he or she serves.

Option Grants and Other Stock Awards

Each non-employee director receives an initial grant of options to purchase 15,000 shares of common stock and also receives an award of 5,000 shares of restricted stock, restricted stock units or deferred stock units upon his or her initial election to the Board.

In addition to initial equity awards, non-employee directors receive annual equity grants. Each non-employee director, not including the Chairman of the Board, receives options to purchase 7,500 shares of common stock and an award of 2,500 shares of restricted stock, restricted stock units or deferred stock units upon each re-election for a one-year Board term, with the exception of those directors who as of the 2008 Annual Meeting had not served three years on the Board. Such directors receive an annual option to purchase 3,000 shares of common stock and an award of 1,500 shares of restricted stock, restricted stock units or deferred stock units until they have served three years on the Board, at which time they would receive the grants described above. The Chairman of the Board receives options to purchase 10,000 shares of common stock and an award of 4,000 shares of restricted stock, restricted stock units or deferred stock units upon re-election for a one-year Board term.

The restricted stock and restricted stock units represent the right of a director to receive one share of the Company’s common stock upon vesting. Each deferred stock unit represents the right of a director to receive one share of the Company’s common stock upon the earlier of the director’s termination from service on the Board or on a date no earlier than two years from the date of grant, as designated by the director.

The stock option awards and restricted stock awards, including restricted stock units and deferred stock units, granted to the directors after June 14, 2006 vest annually over four years of the date of grant. The option awards expire on the seventh anniversary of their respective grant dates, subject to the earlier expiration upon the occurrence of certain events set forth in the Company’s Amended and Restated Stock Incentive Plan. The exercise price of all option awards is equal to 100% of the fair market value of the underlying common stock on the date of grant.

Other Payments

Dr. Granner was paid $106,250 for consulting services rendered to the Company during the year ended December 31, 2009 with respect to strategy regarding the Company’s diabetes and obesity research and development programs and general corporate initiatives. Dr. Pinedo was paid $56,700 for consulting services rendered to the Company during the year ended December 31, 2009 with respect to the Company’s clinical development of oncology products.

Share Ownership Requirements

In December 2009, the Compensation Committee approved a policy requiring all non-employee directors of the Company to maintain a minimum level of target ownership of common stock of the Company based on a value equal to three times the annual baseline retainer payable for service as a director on the Board (not including any additional cash compensation for additional service on the Board) that is in place as of the date the Director is first subject to the share ownership guidelines. The director must comply with the target ownership requirement within a period of five years from the later of the effective date of the policy and the date he or she first becomes a director subject to the share ownership guidelines.

Post-Retirement Medical Benefits

Prior to April 2007, the Company provided post-retirement medical and life insurance benefits to eligible employees and qualified dependents, and members of the Company’s Board. Eligibility was based on age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations. In April 2007, the Company terminated this benefit and grandfathered the directors who were eligible for participation in the plan at the time of termination (Mr. White and Drs. Granner and Mehta).